
OIL-DRI


13003762

Creating Value From Sorbent Minerals


SEC MAIL
RECEIVED
PROCESSING
NOV 0 6 2013
WASH, D.C.
193
SECTION

November 5, 2013

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Delivery of Copies of Annual Report and Proxy Materials for Oil-Dri Corporation of America

Dear Sir or Madam:

Pursuant to Proxy Rules 14a-3(c) and 14a-6(b), enclosed are copies of the 2013 fiscal year annual report, proxy statement and proxy card for Oil-Dri Corporation of America, a Delaware corporation (the "Registrant"). The proxy statement will be filed after market via Edgar on November 6, 2013, and the enclosed materials will be first sent to the Registrant's security holders on such date.

Please let me know if you have any questions or need any additional materials.

Sincerely,

Laura Scheland
Assistant General Counsel and Assistant Secretary

Enclosures

410 North Michigan Avenue, Chicago, Illinois 60611-4211 • Toll free: 800/634-0315 • Phone: 312/321-1515 • Fax: 312/321-1271 • www.oildri.com


OIL-DRI
CORPORATION OF AMERICA

November 6, 2013

Dear Stockholder:

The Board of Directors and all of us on the management team cordially invite you to attend the 2013 Annual Meeting of Stockholders on Tuesday, December 10, 2013, at 9:30 a.m., local time, at The Standard Club, 320 South Plymouth Court, Chicago, Illinois 60604-3802.

The matters expected to be acted on in the meeting are described in the attached Proxy Statement. We are recommending a slate of eight directors to be elected to our Board of Directors. Their biographies and qualifications appear in the Proxy Statement. In addition, we ask that you ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending July 31, 2014. Included with the Proxy Statement is a copy of our Annual Report on Form 10-K for fiscal year 2013. We encourage you to read our Form 10-K. It includes information on our operations, markets, products and services, as well as our audited consolidated financial statements.

Immediately following adjournment of the Annual Meeting, we will review the results of the past year and look at some of the potential opportunities that lie ahead.

We look forward to seeing you at the Annual Meeting. Whether or not you plan to attend, you can be sure your shares are represented at the meeting by promptly submitting your completed proxy by Internet, by telephone or by mailing your proxy card in the enclosed envelope provided for this purpose.

Sincerely,

DANIEL S. JAFFEE
President and Chief Executive Officer

Table of Contents

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS ii

GENERAL INFORMATION 1
Commonly Asked Questions and Answers 1

PROPOSALS 6
1. Election of Directors 6
2. Ratification of Appointment of Independent Auditor 11
3. Other Matters 12

CORPORATE GOVERNANCE MATTERS 13
Controlled Company Status 13
Director Independence 13
Executive Sessions of Non-Management Directors 13
Board of Directors Committee Membership and Meetings 14
Compensation Committee Interlocks and Insider Participation 16
Director Nominations 16
Board Leadership Structure and Role in Risk Oversight 17
Communication with the Board of Directors 18
Director Compensation 18
Director Compensation Table 19
Directors' Option Awards Outstanding Table 19
Corporate Governance Guidelines and Code of Ethics 20
Certain Relationships and Related Party Transactions 20
Report of the Audit Committee of the Board of Directors 21

EXECUTIVE OFFICERS 22

EXECUTIVE COMPENSATION 23
Compensation Discussion and Analysis 23
Tax and Accounting Implications 32
Report of the Compensation Committee of the Board of Directors 33
Summary Compensation Table 34
Change in Pension Value and Nonqualified Deferred Compensation Earnings Table 35
All Other Compensation Table 36
Grants of Plan-Based Awards during Fiscal 2013 38
Outstanding Equity Awards at Fiscal 2013 Year End 39
Option Exercises and Stock Vested for Fiscal 2013 40
Pension Benefits for Fiscal 2013 41
Nonqualified Deferred Compensation for Fiscal 2013 42
Equity Compensation Plans 44
Benefits upon Termination or Change in Control 45

STOCK OWNERSHIP 47
Principal Stockholders 47
Security Ownership of Management 50
Section 16(a) Beneficial Ownership Reporting Compliance 52

OIL-DRI CORPORATION OF AMERICA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on December 10, 2013

To the Stockholders of
Oil-Dri Corporation of America:

The 2013 Annual Meeting of Stockholders of Oil-Dri Corporation of America, a Delaware corporation, will be held at 9:30 a.m., local time, on Tuesday, December 10, 2013, at The Standard Club, located at 320 South Plymouth Court, Chicago, Illinois 60604-3802.

The meeting will be held for the following purposes:

1. To elect eight directors;

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for the fiscal year ending July 31, 2014; and

3. To transact such other business as may properly come before the meeting and any adjournment thereof.

Our Board of Directors has determined that only holders of record of outstanding shares of Common Stock and Class B Stock at the close of business on Friday, October 18, 2013, are entitled to notice of, and to vote at, the meeting and any adjournment thereof.

Your vote is very important. Whether or not you intend to be present at the meeting, you are encouraged to vote. Please follow the instructions on the enclosed proxy card for voting by Internet, telephone or mail.

For further information relating to the meeting, please see the following pages.

By Order of the Board of Directors,



DOUGLAS A. GRAHAM
Secretary

Chicago, Illinois
November 6, 2013

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on Tuesday, December 10, 2013: The Company's 2013 Proxy Statement and its 2013 Annual Report on Form 10-K are available at: http://www.oildri.com/investors/.

OIL-DRI CORPORATION OF AMERICA

410 North Michigan Avenue
Suite 400
Chicago, Illinois 60611-4213

PROXY STATEMENT

GENERAL INFORMATION

We are mailing you this Proxy Statement and the accompanying proxy for the first time on or about November 6, 2013. Our Board of Directors is soliciting your proxy for use at the 2013 Annual Meeting of Stockholders to be held at 9:30 a.m., local time, on Tuesday, December 10, 2013, at The Standard Club, located at 320 South Plymouth Court, Chicago, Illinois 60604-3802, notice of which accompanies this Proxy Statement, and at any adjournment of the meeting. Whenever we refer in this Proxy Statement to the "2013 Annual Meeting," we are also referring to any meeting that results from an adjournment of the 2013 Annual Meeting. Except as otherwise indicated herein or as the context otherwise requires, references to the "Company," "we," "us" or "our" refer to Oil-Dri Corporation of America.

Commonly Asked Questions and Answers

1. Why am I receiving these materials?

This Proxy Statement is being delivered to all stockholders of record as of the close of business on October 18, 2013 in connection with the solicitation of proxies on behalf of our Board of Directors for use at the 2013 Annual Meeting on December 10, 2013. Although our Annual Report on Form 10-K and Proxy Statement are being delivered together, our Form 10-K should not be deemed to be part of this Proxy Statement.

2. Who is entitled to vote at the 2013 Annual Meeting?

Our Board of Directors has established the close of business on Friday, October 18, 2013, as the record date for the 2013 Annual Meeting. Only stockholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the 2013 Annual Meeting.

Holders of Common Stock are entitled to one vote per share and holders of Class B Stock are entitled to ten votes per share (on a non-cumulative basis for each director to be elected when voting for the election of directors) and vote together without regard to class (except that any amendment to our Certificate of Incorporation changing the number of authorized shares or adversely affecting the rights of holders of Common Stock or Class B Stock requires the separate approval of the affected class as well as the approval of both classes voting together). Holders of Class B Stock are entitled to convert any and all of their shares into Common Stock on a share-for-share basis at any time. Shares of Class B Stock are also subject to mandatory conversion under certain circumstances. As of the record date, 4,978,893 shares of Common Stock and 2,074,927 shares of Class B Stock were outstanding.

3. What proposals are being voted on at the 2013 Annual Meeting?

Stockholders are being asked to vote upon the following items of business at the 2013 Annual Meeting:

1. the election of eight directors, each to hold office for a one-year term ending at our 2014 Annual Meeting of Stockholders; and
2. the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending July 31, 2014;

and to transact such other business as may properly come before the 2013 Annual Meeting. Our Board of Directors knows of no other items of business that will be presented for consideration at the 2013 Annual Meeting other than those described in this Proxy Statement. In addition, no stockholder proposal or nomination was received prior to the deadline specified in our Amended and Restated By-Laws, so no such matters may be brought to a vote at the 2013 Annual Meeting.

4. What are the voting recommendations of the Company's Board of Directors?

Our Board of Directors recommends that you vote your shares as follows:

- "FOR" the election of each of the eight nominees to the Board of Directors; and
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for the fiscal year ending July 31, 2014.

5. How do I cast my vote?

If you are a stockholder of record, you may vote in several different ways:

In person at the 2013 Annual Meeting

You may vote in person at the 2013 Annual Meeting. You may also be represented by another person at the meeting by executing a proxy properly designating that person.

By mail

You may vote by completing, signing, dating and returning the enclosed proxy card(s) in the postage-paid envelope we have provided.

By telephone

You may vote by calling the telephone number on your proxy card. Please have your proxy card in hand when you call and use any touch-tone phone to transmit your voting instructions. Telephone voting for stockholders of record will be available until 11:59 p.m., Eastern Time, on December 9, 2013.

By Internet

You may vote using the Internet by submitting your voting instructions at www.proxyvote.com. You should have your proxy card available when you go online. If you vote on the Internet, you may also request electronic delivery of future proxy materials. Internet voting for stockholders of record will be available until 11:59 p.m., Eastern Time, on December 9, 2013.

If you are the beneficial owner of shares held in "street name" (through a brokerage account or in another nominee form), you must provide instructions to your bank, broker or other nominee as to how your shares should be voted. Your bank, broker or other nominee will usually provide you with the appropriate voting instruction form at the time you receive this Proxy Statement. The availability of telephone and Internet voting for beneficial owners of shares held in "street name" will depend on your bank, broker or other nominee. We recommend that you follow the voting instructions on the materials you receive from that entity. To vote in person at the 2013 Annual Meeting, you must obtain a legal proxy from your bank, broker or other nominee and present it to the Inspector of Election with your ballot. Your shares may be voted even if you do not provide voting instructions. Banks, brokers and nominees generally have the authority under New York Stock Exchange ("NYSE") rules to vote on "routine matters." The proposal to ratify the appointment of our independent auditor is considered a routine matter, while the election of directors is considered a non-routine matter.

Unless you decide to change your vote, use only one method to send us your vote. If you vote by telephone or by Internet, you do not have to return your proxy card or voting instruction form; however, even if you plan to attend the 2013 Annual Meeting, we recommend that you vote your shares in advance so that your vote will be counted if you later decide not to attend the meeting.

If no contrary instruction is indicated in the proxy, each proxy will be voted "FOR" the election of the eight nominees to our Board of Directors named below, and "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending July 31, 2014. In their discretion, the named proxy holders are authorized to vote on any other matters that may properly come before the 2013 Annual Meeting.

6. Can I change my vote?

Yes, if you vote by proxy, you may revoke that proxy at any time before it is voted at the 2013 Annual Meeting. If you are the stockholder of record, you may do this by:

- voting again on the Internet or by telephone prior to 11:59 p.m., Eastern Time, on December 9, 2013;
- signing another proxy card with a later date and delivering it to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717, prior to the 2013 Annual Meeting; or
- attending the 2013 Annual Meeting in person and delivering your proxy or casting a ballot.

If your shares are held in "street name" and you have instructed your bank, broker or other nominee to vote your shares, you may revoke those instructions by following the directions received from your bank, broker or other nominee to change those instructions.

7. What constitutes a quorum at the 2013 Annual Meeting?

A majority of all outstanding shares of Common Stock and Class B Stock entitled to vote at the 2013 Annual Meeting constitutes a quorum, which is the minimum number of shares that must be present or represented by proxy at the 2013 Annual Meeting to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present as long as one routine matter is being voted on at the 2013 Annual Meeting. The proposal to ratify the appointment of our independent auditor is considered a routine matter. Generally, broker non-votes occur when brokerage firms return proxies for which no voting instructions have been received from beneficial owners and the broker does not have discretionary authority to vote on the proposal. Once a share is represented for any purpose at the 2013 Annual Meeting, it will be deemed present for quorum purposes for the remainder of the meeting (including any meeting resulting from an adjournment of the 2013 Annual Meeting, unless a new record date is set).

8. How many votes are needed to approve the proposals?

A director may only be elected by a plurality of votes cast. Accordingly, we count proxies and ballots marked for all nominees listed (including executed proxies not marked regarding the election of directors, which will be voted for all listed nominees), or those voting for some but not all nominees that specify votes withheld for one or more designated nominees, to determine the total number of votes cast for each nominee. The eight nominees who receive the largest number of votes will be elected. Shares for which authority is withheld to vote for director nominees and broker non-votes have no effect on the outcome of the election of directors.

An affirmative majority of the votes present at the 2013 Annual Meeting or represented by proxy is necessary for ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending July 31, 2014. Any abstention by those present or represented by proxy has the same legal effect as a vote against this proposal. Because this proposal is considered a routine matter under the rules of the

NYSE, banks, brokers and other nominees are able to vote on this matter even if no voting instructions are provided by the beneficial owner. Therefore, broker non-votes will have no effect on the outcome.

9. Who will count the vote?

We have retained Broadridge Financial Solutions, Inc. to tabulate the vote and act as Inspector of Election. Information about Broadridge is available at www.broadridge.com. Proxies and ballots that identify the votes of individual stockholders are kept confidential from the Company's management and directors. Only Broadridge, as the proxy tabulator and Inspector of Election, has access to the ballots, proxy cards and voting instruction forms. Broadridge will disclose information taken from the ballots, proxy cards and voting instruction forms only in the event of a proxy contest or as otherwise required by law.

10. Where can I find the voting results of the 2013 Annual Meeting?

We intend to announce preliminary voting results at the 2013 Annual Meeting. Within four business days following the adjournment of the 2013 Annual Meeting, we intend to disclose the final voting results of each proposal being voted on at the 2013 Annual Meeting in a Current Report on Form 8-K.

11. How does a stockholder propose actions for consideration at next year's annual meeting of stockholders?

For your proposal to be considered for inclusion in our proxy statement for next year's annual meeting, we must receive your written proposal no later than July 9, 2014. Your proposal should be addressed to the Corporate Secretary, Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213. In addition, be aware that your proposal must comply with Securities and Exchange Commission ("SEC") regulations regarding inclusion of stockholder proposals in company-sponsored proxy materials and other applicable laws. Although our Board of Directors will consider all proposals, it has the right to omit any proposals it is not required to include. For you to raise a proposal (including director nominations) at next year's annual meeting that will not be included in our proxy statement, we must receive written notice of the proposal between July 9, 2014 and August 8, 2014 (assuming the meeting is held not more than 30 days from December 10, 2014). All such proposals should be addressed to the Corporate Secretary, Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213. In addition, the proposal must satisfy all of the other requirements set forth in our Amended and Restated By-Laws and all applicable laws.

12. Can I receive future proxy solicitations online?

Yes, you can consent to receiving all future proxy statements, proxy cards and annual reports via e-mail or the Internet. If you choose this option, you will not receive paper copies of these stockholder communications in the mail. To sign up for electronic delivery, follow the instructions on the enclosed proxy card under the heading "ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS" to indicate that you agree to receive or access stockholder communications electronically in future years. If you hold your shares through a bank, broker or other nominee, contact that entity for information as to whether and how you can elect electronic delivery.

13. Can I receive future proxy statements, annual reports and certain other stockholder information in a single package per household?

If your household received more than one copy of the Company's Annual Report on Form 10-K and Proxy Statement, and you wish to reduce the number you receive, check the "yes" box on the enclosed proxy card next to the statement "Please indicate if you consent to receive certain future investor communications in a single package per household." By checking this box, you are consenting to the mailing of proxy statements, annual reports and certain other stockholder information in a single package per household. Please note that each registered stockholder in your household will need to consent to this option in order for the household delivery to take effect for such stockholder's mailings. The Company will continue to separately mail a proxy card for each registered stockholder account.

You may revoke your consent at any time by calling 800-542-1061 or writing to Broadridge Financial Solution, Attn: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. If you revoke your consent, the Company will begin sending you individual copies of these documents within 30 days after receipt of your revocation notice.

14. How is the Company complying with the SEC's e-proxy rules?

Pursuant to "e-proxy" rules adopted by the SEC, we are providing access to this Proxy Statement and our Annual Report on Form 10-K (collectively, "proxy materials") by sending you this full set of proxy materials as well as a proxy card and by notifying you of the availability of our proxy materials on the Internet. SEC rules allow companies to avoid sending to their stockholders paper copies of their proxy materials if, instead, they furnish the proxy materials over the Internet and mail to their stockholders a Notice of Internet Availability of Proxy Materials. Companies, however, are not required to use a Notice of Internet Availability of Proxy Materials under e-proxy rules and, in lieu of doing so, may continue to send stockholders a full set of their proxy materials. In connection with the 2013 Annual Meeting, we have elected to continue using the full-set delivery option; however, any stockholder who has previously consented to receive electronic delivery of proxy materials will continue to receive the materials electronically. We plan to continue to monitor cost, stockholder participation and similar considerations as we assess the available options for distribution of our proxy materials in connection with future stockholder meetings.

15. Who may solicit proxies?

Our directors, officers and employees may solicit proxies on behalf of our Board of Directors via mail, telephone, facsimile, e-mail and personal contact. Our directors, officers and employees will receive no additional compensation for soliciting proxies.

16. Who pays for the cost of this proxy solicitation?

We will bear the cost of this proxy solicitation, including reimbursing banks, brokers and other nominees for reasonable expenses of sending out proxy materials to beneficial stockholders.

17. Why did I receive more than one package of proxy materials?

This means that you have multiple accounts holding shares of Common Stock or Class B Stock. These may include accounts with our transfer agent, Computershare Investor Services, and accounts with a bank, broker or other nominee. Please complete, sign, date and return (or vote via the Internet or telephone with respect to) each proxy card and voting instruction form that you receive with each package of proxy materials to ensure that all of your shares are voted.

18. What if I have additional questions not addressed here?

You may call Investor Relations at (312) 321-1515, or e-mail Investor Relations at info@oildri.com.

PROPOSALS

1. Election of Directors

The Company proposes that the following eight individuals be elected to our Board of Directors. Each nominee currently serves as a director. In connection with the nominations of Richard M. Jaffee, J. Steven Cole and Allan H. Selig, our Board of Directors, as permitted under our Corporate Governance Guidelines, waived our age 75 service limit, as described under "Corporate Governance Matters – Director Nominations" below. If any nominee should be unable or unwilling to serve, which is not now contemplated, the proxy holders may, but will not be bound to, vote for a substitute nominee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE FOLLOWING NOMINEES AS DIRECTORS.



Richard M. Jaffee Age 77 Director since 1958

Chairman of the Board of the Company

Mr. Jaffee received a degree from the University Of Wisconsin School Of Business in 1957. He received an honorary Doctor of Humane Letters degree from the Illinois Institute of Technology in 2001 and an honorary Doctor of Humane Letters degree from Rush University in 2013. He earned his CPA certificate from the State of Illinois in 1957 and worked briefly for the public accounting firm of Touche Niven, et al. After service as an officer in the United States Army, he joined the Company in 1958, becoming its president in 1960, a position he held until 1995. He served as Chief Executive Officer of the Company from 1962 until 1997. Mr. Jaffee retired as an employee of the Company in 2001. He has served as Chairman of the Board of the Company since 1962. Mr. Jaffee served as director of Harris Financial Corp., a subsidiary of Bank of Montreal, until his retirement from that board in May 2006. Harris Financial Corp. provides banking and related services to the Company on customary terms. From January 2008 to November 2013, Mr. Jaffee served as Chairman of the Board of Trustees of Rush University Medical Center and Chairman of its Executive Committee. He continues to serve on the Board of Trustees, the Executive Committee and other Rush board committees. He is a life trustee of the Illinois Institute of Technology, the Museum of Science and Industry and the Chicago History Museum. Mr. Jaffee has served on an SEC advisory committee on smaller public companies and on an advisory committee to the Chicago Federal Reserve. Mr. Jaffee is the father of Daniel S. Jaffee, who is a director and our President and Chief Executive Officer and who is also a nominee for director. Mr. Jaffee is also the father-in-law of Thomas F. Cofsky, one of our executive officers.

Mr. Jaffee brings to our Board of Directors more than 50 years of experience with the Company. He therefore has significant knowledge of all aspects of the Company's business and the sorbent minerals industry. Mr. Jaffee also has had extensive experience in compliance with securities law and regulations. He was Chief Executive Officer of the Company at the time of its initial public offering and until 1997. He has also served on advisory committees to the SEC and the Chicago Federal Reserve. In his current roles with the Board of Trustees of Rush University Medical Center, he continues to be involved in board governance and oversight.



Daniel S. Jaffee | Age 49 | Director since 1992

President and Chief Executive Officer of the Company

Mr. Jaffee graduated from Georgetown University in 1986. Mr. Jaffee joined the Company in 1987 after a year with Price Waterhouse. He was a product manager in the Industrial and Agricultural divisions of the Company until 1989. In 1990, he became Chief Financial Officer of the Company, a position he held until 1995. From 1990 to 1995, he also held group vice presidential positions in the areas of Canadian and domestic operations, finance, management, information systems and consumer products. Mr. Jaffee became President of the Company in 1995 and Chief Executive Officer in 1997. He was Chief Operating Officer from 1995 to 1997. Mr. Jaffee received an M.B.A. from the Kellogg Graduate School of Management of Northwestern University in 2004. Mr. Jaffee's civic activities include serving as a member of the Board of Directors of the Anti-Cruelty Society of Chicago and as a Trustee of the Chicago History Museum and involvement with Georgetown University. Mr. Jaffee is the son of Richard M. Jaffee, who is the Chairman of our Board of Directors and who is also a nominee for director. Mr. Jaffee is also the brother-in-law of Thomas F. Cofsky, one of our executive officers.

Mr. Jaffee's individual qualifications include extensive strategic Company and sorbent minerals industry experience gained through his long service to the Company in various operational, management and executive positions. His deep knowledge of the sorbent minerals industry is augmented by the special perspective he brings to the Board as a third generation family stockholder. In addition, he is actively involved in the local community in an advisory role for several not-for-profit organizations, adding to his perspective on effective management and strategy for the long-term success of the Company.



J. Steven Cole | Age 79 | Director since 1981

President, Cole & Associates

Mr. Cole graduated from the University of Wisconsin in 1957. After serving as an officer in the United States Army, he received a master's degree from the American Graduate School for International Business following graduate studies at the University of Michigan. He began his career at Abbott Laboratories in 1962. Later, he joined G.D. Searle and Company, where he became Vice President of the Asian and Canadian Divisions, a position he held until 1986. In 1986, Mr. Cole joined A.H. Robins Company, where he was a senior vice president responsible for all international operations until 1990. In 1990, he joined SAV-A-LIFE Systems, Inc., a firm selling specialty products to the dental and medical professions, where he served as President until 1994 and then Chairman of the Board until 2000. In 1990, Mr. Cole also became president of Cole & Associates, an international consulting firm. Mr. Cole is also a director of Aculux, Inc. and Ocularis Inc.

Mr. Cole's individual qualifications include broad experience in international business and product development. Mr. Cole's expertise includes past leadership of various divisions of multi-national corporations with direct responsibility for international operations. In addition, Mr. Cole has served in a corporate governance role at another public company and is an "audit committee financial expert" within the meaning of SEC rules. He is an accomplished advisor to many companies and organizations, providing leadership in product development, general management and technical development and has contributed to efforts dedicated to reducing trade barriers to global businesses through his active involvement with trade associations.



Joseph C. Miller | Age 71 | Director since 1989

Vice Chairman of the Board of the Company

Independent Consultant

Mr. Miller graduated from the West Virginia University School of Business in 1964. After serving as an officer in the United States Army, he joined Republic Steel Corporation in 1966. Mr. Miller served as president of Lowes, Inc., Inland Distributing and Whiteford Transportation Systems. He joined the Company in 1989 as Vice President of Corporate Planning and Marketing. He served as Group Vice President for Sales, Marketing and Distribution from 1990 to 1993. Mr. Miller was Senior Vice President for the Consumer, Industrial & Environmental and Transportation Groups of the Company from 1993 to 1995. He became Vice Chairman of the Board in 1995. Mr. Miller was an employee of the Company until 2000, when he became an independent consultant specializing in strategic planning. Mr. Miller is a member of the board of advisors of Global Access Point, Deluxe Sheet Metal, Inc. and Union Station Properties.

Mr. Miller's individual qualifications include his leadership experience as chief executive and chief operating officer of several corporations, including prior sorbent minerals industry experience. In addition, he brings to the Board skills gained through his 11 years of employment with the Company in various operational, management and executive positions. He also serves on the advisory boards of several other companies and offers additional perspective gained through his experience as a strategic planning consultant.



Michael A. Nemeroff | Age 50 | Director since 2006

President and Chief Executive Officer, Vedder Price P.C.

Mr. Nemeroff received a bachelor's degree from the State University of New York at Binghamton in 1985 and earned a J.D. from George Washington University in 1988. He joined the law firm of Vedder Price P.C. ("Vedder Price") in 1988 and has been the Chairman of the firm's Finance & Transaction Group and an equity partner since 1995. Since 1998, he has served on the firm's Board of Directors. Since 2005, Mr. Nemeroff has served as President and CEO of Vedder Price and a member of the Executive Committee of the firm's Board of Directors. Vedder Price regularly provides services to the Company. Mr. Nemeroff serves as a legal advisor to the G100, an elite international organization of leading Chief Executive Officers from Fortune 500 publicly traded corporations. He also serves as Chairman of the Board of Directors of Chicago Children's Choir, a not-for-profit organization making a difference in the lives of children through musical excellence, and as a Trustee of the Chicago History Museum.

Mr. Nemeroff's individual qualifications include his expertise as a corporate and transactional attorney advising clients on corporate governance, mergers and acquisitions and executive compensation as well as the financial underpinnings of these complex practice areas. In addition, Mr. Nemeroff brings to the Board risk management, finance and business operations experience gained in the various management positions he has held at Vedder Price, including his eight years as President and Chief Executive Officer of that law firm.



Allan H. Selig Age 79 Director since 1969

Commissioner of Major League Baseball

President and Chairman of the Board, Selig Lease Company

Mr. Selig received a bachelor's degree from the University of Wisconsin in 1956. After two years in the United States Army, Mr. Selig joined Selig Ford, Inc. He served as president of Selig Ford (which became Selig Chevrolet in 1982) from 1959 until 1990. Since 1970, he has served as Chairman of the Board and President of Selig Lease Company. Mr. Selig became President and Chief Executive Officer of the Milwaukee Brewers Baseball Club, Inc. in 1970 and served in that capacity until 1998, when he was elected to the position of Commissioner of Major League Baseball. He also served as Chairman of the Executive Council of Major League Baseball from 1992 to 1998. Mr. Selig is a director of Marcus Corporation and a director emeritus of the Green Bay Packers. In addition, he is a director of the Greater Milwaukee Committee, the Milwaukee Club, the University of Wisconsin Foundation and Ixonia Bancshares, Inc. and a trustee of the Boys and Girls Clubs of Greater Milwaukee. He is a founder and vice chairman of Athletes for Youth and co-founder of the Child Abuse Prevention Fund.

Mr. Selig's individual qualifications include sound judgment, integrity and business management skills gained through his management of several businesses, including his long tenure as Commissioner of Major League Baseball and as chief executive of the Milwaukee Brewers Baseball Club and his family's automobile businesses. Mr. Selig's unique ability to manage by consensus brought change and growth in baseball despite economic and political challenges both inside and outside of baseball. In addition, Mr. Selig is a community leader and an active advisor to several philanthropic organizations.



Paul E. Suckow Age 66 Director since 2005

Business Fellow and Adjunct Professor,

Finance and Economics, Villanova University

Mr. Suckow received a B.S. degree in economics from Bradley University in 1969 and earned an M.B.A. with a concentration in finance from Western Illinois University in 1973. He began his career in finance in 1973 with American National Insurance Company as a securities analyst. In 1975, he became a trust investment officer with First Hutchings-Sealy National Bank. From 1978 to 1981, he was Vice President, Investments, for Sun Insurance Services and from 1981 to 1985, Vice President and Portfolio Manager for Delaware Investment Advisers. From 1985 to 1992, Mr. Suckow was Executive Vice President and Director of Fixed Income Securities for Oppenheimer Management Corporation, and from 1993 to 1999, he served as Executive Vice President and Chief Investment Officer-Fixed Income for Delaware Investment Advisers, Inc. In 1999, he retired from the investment management industry and began a teaching career as a business fellow and adjunct professor of finance and economics at Villanova University. Since 1978, he has been a Chartered Financial Analyst and is a member of the CFA Institute.

Mr. Suckow's individual qualifications include his financial literacy evidenced by his position as an adjunct professor of finance and economics and his many years of service in the financial and insurance services industries. In addition, Mr. Suckow has served on the advisory boards of many corporations and is an "audit committee financial expert" within the meaning of SEC rules.



Lawrence E. Washow | Age 60 | Director since 2013

Board Member, First Bauxite Corporation

Board Member and Partner of Eudora Global, LLC

Mr. Washow received a bachelor's degree from Miami University in Oxford, Ohio in 1975 and earned an M.B.A. from Kellogg Graduate School of Management of Northwestern University in 1981. Mr. Washow began his career at American Colloid Company (which subsequently became a subsidiary of AMCOL International Corporation ("AMCOL")) in the Personnel Department in 1978 and was thereafter promoted to Industrial Relations Manager. In 1986, he was picked to build and lead Chemdal International, a stand-alone subsidiary of AMCOL. Mr. Washow became Chief Operating Officer of AMCOL in 1998 and President and Chief Executive Officer of AMCOL in 2000 and served in these positions and as a director of AMCOL until 2010. In 2011, Mr. Washow began, and continues, to serve as a board member of First Bauxite Corporation and as a board member and Partner of Eudora Global, LLC. He recently joined the Advisory Board of S&B Minerals.

Mr. Washow's individual qualifications include his extensive global experience in minerals, mining, manufacturing and distribution. In addition, Mr. Washow is an "audit committee financial expert" within the meaning of SEC rules and brings to the Board his strong business acumen and broad experience in management, operations, public company governance and compliance obtained through the leadership positions, including president, chief executive officer and board member that he has held with public corporations.

2. Ratification of Appointment of Independent Auditor

The Audit Committee of the Board of Directors appointed PricewaterhouseCoopers LLP as the Company's independent auditor for the fiscal year ending July 31, 2014 at its meeting on October 8, 2013, and has further directed that we submit the appointment of the independent auditor for ratification by the stockholders at the 2013 Annual Meeting. PricewaterhouseCoopers LLP audited the Company's consolidated financial statements for the fiscal year ended July 31, 2013. A representative of PricewaterhouseCoopers LLP is expected to be present at the 2013 Annual Meeting and will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Stockholder ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor is not required by the Company's Amended and Restated By-Laws or otherwise; however, our Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP to stockholders for ratification as a matter of responsible corporate practice. If the stockholders fail to ratify the appointment, our Audit Committee will reconsider whether to retain that firm. Even if the appointment is ratified, our Audit Committee in its discretion may direct the appointment of a different independent auditor at any time during the year if our Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT AUDITOR.

Auditor Fees

The aggregate fees (including reimbursed expenses) for professional services billed by PricewaterhouseCoopers LLP to us in the fiscal years ended July 31, 2013 ("fiscal 2013") and 2012 ("fiscal 2012") were as follows:

Type of Fees	2013	2012
Audit fees (1)	$ 737,849	$ 587,554
Audit-related fees (2)	--	10,000
Tax fees (3)		
Tax compliance	320,661	268,941
Tax planning	17,994	88,450
Total	$ 1,076,504	$ 954,945

(1) Audit fees consist of fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees in fiscal 2012 were fees for additional review work related to the Mounds, Illinois plant product relocation. See our Annual Report on Form 10-K for fiscal year 2012 for further information on this product relocation.

(3) Tax fees consist of fees for tax compliance and statutory filing preparation ("tax compliance") and fees for tax planning and advice, both international and domestic ("tax planning"). The tax compliance services consisted primarily of the preparation of original and amended tax returns, claims for refunds and

support during any income tax audit or inquiry. The tax planning services consisted primarily of research and advice regarding the effect of new tax laws and regulations.

Pre-Approval of Independent Auditor Services

No services specifically prohibited by the Sarbanes-Oxley Act of 2002 will be provided to the Company by the independent auditor. Permitted services must be pre-approved by the Audit Committee of our Board of Directors. PricewaterhouseCoopers LLP did not render any services relating to financial information systems design and implementation for fiscal 2013. None of the services described above were approved pursuant to the de minimus exception provided by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X.

3. Other Matters

At this time, our Board of Directors is not aware of any matters not referred to herein that might be presented for action at the 2013 Annual Meeting; however, if any other business should properly come before the meeting, votes may be cast in respect to such matters in accordance with the best judgment of the person or persons acting under the proxies.

CORPORATE GOVERNANCE MATTERS

Controlled Company Status

Our Board of Directors has determined that the Company is a "controlled company" within the meaning of the NYSE Corporate Governance Standards. This determination is based on the fact that Class B Stock having more than 50% of the aggregate voting power of our Common Stock and Class B Stock is owned by Jaffee Investment Partnership, L.P., a Delaware limited partnership of which Richard M. Jaffee, his spouse Shirley H. Jaffee and Daniel S. Jaffee are general partners. The remaining three general partners are all children of Richard M. and Shirley H. Jaffee. Richard M. Jaffee has eight of the 20 total votes of the general partners and his spouse also has eight votes.

As a "controlled company" we are entitled to rely on exemptions from the NYSE Corporate Governance Standards that would otherwise require the Company to: (a) have a board of directors the majority of which is comprised having a majority of independent directors; (b) have a nominating/corporate governance committee comprised entirely of independent directors; and (c) have a compensation committee comprised entirely of independent directors. We have elected to rely on all three of these exemptions.

Director Independence

Our Board of Directors has determined that the directors listed below are independent from our management within the meaning of the SEC's rules and the NYSE Corporate Governance Standards:

J. Steven Cole	Paul E. Suckow
Allan H. Selig	Lawrence E. Washow

While our Board of Directors has not adopted any categorical standards for independence, in making these determinations the Board of Directors noted that none of Messrs. Cole, Selig, Suckow and Washow:

(a) receives direct compensation from the Company other than director annual retainers and meeting fees paid to current directors;

(b) has any relationship with the Company or a third party that would preclude independence under the NYSE Corporate Governance Standards; or

(c) has any other material relationship with the Company and its management.

In the last three years, we have not made any contributions in excess of $1 million or 2% of our consolidated gross revenues to any tax-exempt organization in which an independent director serves as an executive officer.

Executive Sessions of Non-Management Directors

Non-management directors meet in executive sessions of our Board of Directors in which management directors (Messrs. Richard M. and Daniel S. Jaffee) and other members of management do not participate. These sessions are scheduled for non-management directors at all regular meetings of our Board of Directors. Under our Corporate Governance Guidelines, the chairman of our Audit Committee (currently Mr. Suckow) presides at all executive sessions of non-management and independent directors unless otherwise determined by the directors attending any given executive session.

Board of Directors Committee Membership and Meetings

The following table sets forth the current membership of the committees of our Board of Directors.

Name	Audit	Compensation	Executive
J. Steven Cole	X		X
Daniel S. Jaffee			X
Richard M. Jaffee			X*
Joseph C. Miller		X	
Michael A. Nemeroff		X	
Allan H. Selig		X*	
Paul E. Suckow	X*		
Lawrence E. Washow	X		
Number of Meetings in Fiscal 2013	4	2	0

* Chairman

During fiscal 2013, our Board of Directors held five meetings. As of the beginning of the 2013 fiscal year, Paul E. Suckow replaced J. Steven Cole as chairman of our Audit Committee. Arnold W. Donald resigned from our Board of Directors effective January 23, 2013. In accordance with the Company's Amended and Restated By-Laws, our Board of Directors appointed Lawrence E. Washow to fill Mr. Donald's vacancy as a member of the Board and as a member of our Audit Committee effective February 26, 2013. Each director attended 100% of the aggregate number of meetings of our Board of Directors during the period for which he was a director and 100% of the aggregate number of meetings of committees during the periods that he served on such committees.

Audit Committee

The Audit Committee Charter sets out the duties and responsibilities of our Audit Committee. Those duties include, without limitation:

- selection and appointment of the independent auditor, review of its independence and of other services provided by it, and of the fees and other arrangements regarding its services;
- review with the independent auditor and management of the scope of the audit, and of significant financial reporting issues and judgments;
- review with the independent auditor and management of the annual audited financial statements and of the quarterly financial statements and press releases;
- review with the independent auditor and management of the quality and adequacy of internal controls; and
- preparation of the report required by SEC rules to be included in this Proxy Statement.

A copy of our Audit Committee Charter is available on our website at www.oildri.com and will be provided without charge to any person upon request submitted to Investor Relations, Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213.

Our Board of Directors has determined that each member of our Audit Committee meets the independence and experience requirements of the NYSE. Our Board of Directors also has determined that each member of our Audit Committee is an "audit committee financial expert" within the meaning of SEC rules and that each member meets the accounting or related financial management expertise standard required by NYSE rules.

Compensation Committee

Our Compensation Committee is responsible for review and general oversight of our compensation programs, including all programs in which our executive officers participate. Specifically, our Compensation Committee is responsible for:

- determining the compensation, including benefits, of our CEO after reviewing the recommendation of the Chairman of the Board;
- determining the reasonableness of and approving the compensation of our other executive officers as recommended by our CEO (subject to our CEO's authority to make changes in compensation under certain circumstances during the course of a fiscal year);
- reviewing and approving the reasonableness of performance measures and payout ranges under our annual incentive plan as these relate to our executive officers (subject to our CEO's authority to make changes to such performance measures and payout ranges under certain circumstances during the course of a fiscal year) and setting payout ranges for our CEO;
- administration of our equity incentive plans with assistance from our human resources staff and granting awards under those plans to employees, including our executive officers, and to non-employee directors; and
- making recommendations to our Board of Directors or stockholders on compensation-related matters.

In carrying out these responsibilities, our Compensation Committee acts on recommendations from and consults with the Chairman of the Board and our CEO. During fiscal 2013, our Compensation Committee did not retain an executive compensation consultant. Additional details of our processes and procedures for considering and determining executive compensation are in the Compensation Discussion and Analysis.

In conjunction with the Company's management, our Compensation Committee has also assessed the Company's compensation policies and practices for its employees as they relate to the Company's risk management and risk-taking incentives. Our Compensation Committee has concluded that the Company's compensation policies and practices for its employees do not create risks or risk-taking incentives that are reasonably likely to have a material adverse effect on the Company.

Two members of our Compensation Committee, Messrs. Selig and Miller, are non-employee directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and are authorized to act independently with respect to awards made under our equity incentive plans to individuals subject to Section 16 of that act, including our executive officers and directors.

As allowed by a "controlled company" exemption from the NYSE Corporate Governance Standards, our Compensation Committee is not comprised entirely of independent directors; two members, Messrs. Miller and Nemeroff, have not been determined by our Board of Directors to be independent directors. As also allowed by this "controlled company" exemption, our Compensation Committee does not have a written charter.

Compensation Committee Interlocks and Insider Participation

With the exception of Mr. Miller, who served as an officer of the Company from 1989 to 2000, none of the members of our Compensation Committee is or ever has been an executive officer or employee of the Company. Mr. Nemeroff, a member of our Compensation Committee, is President and Chief Executive Officer of Vedder Price P.C., a law firm that regularly provides services to the Company. There are no Compensation Committee interlocks as defined by SEC rules.

Executive Committee

Our Executive Committee has all of the powers and authority of our Board of Directors in the management of our business and other affairs, subject only to any limitations provided for in our Certificate of Incorporation and Amended and Restated By-Laws (each as amended from time to time) or imposed by applicable law or the NYSE Corporate Governance Standards. Our Executive Committee does not have a written charter. Our Executive Committee did not hold any meetings during fiscal 2013 and historically has only exercised its authority to act on behalf of the Board of Directors in limited circumstances.

Director Nominations

As allowed by a "controlled company" exemption from the NYSE Corporate Governance Standards, we do not have a standing nominating committee or other committee of our Board of Directors performing a similar function. As a "controlled company," and with five of our eight current directors having served on our Board of Directors for at least 10 years, the Board of Directors believes it is appropriate for the Company not to have a nominating committee. It has been our practice, as reflected in our Corporate Governance Guidelines, that our Chairman, Richard M. Jaffee, recommends to the entire Board of Directors candidates for nomination to the Board of Directors. Directors Richard M. Jaffee, Daniel S. Jaffee, Joseph C. Miller and Michael A. Nemeroff, who have not been determined by the Board of Directors to be independent, participate along with the independent directors in the nominating process. Our Board of Directors may also solicit ideas for possible candidates from a number of sources, including our executives, individuals personally known to members of the Board of Directors and executive search firms.

Our Corporate Governance Guidelines provide that a director who would be 75 years of age or older at the time of election may not stand for re-election unless our Board of Directors postpones or otherwise waives the age 75 service limit as to that director. At its October 16, 2013 meeting, our Board of Directors granted such a waiver with respect to Richard M. Jaffee, our Chairman, J. Steven Cole and Allan H. Selig, chairman of our Compensation Committee. Our Board of Directors considered a waiver of the age 75 service limit in these cases appropriate and in the best interests of the Company in light of Messrs. Jaffee's, Cole's and Selig's valuable expertise and experience.

We will consider recommendations from stockholders of potential candidates for service on our Board of Directors. Stockholder recommendations of candidates for possible nomination to our Board of Directors must be in writing and must be given either by personal delivery or by United States mail, postage prepaid, to our Corporate Secretary no later than 90 days prior to the anniversary of the date we first mailed our proxy materials for the preceding year's annual meeting. The recommendation must set forth the candidate's name, age, business address and residence address; the candidate's principal occupation or employment; the number of shares of our Common Stock that are beneficially owned by the candidate; a description of all arrangements or understandings between the stockholder making such recommendation and the candidate and any other person or persons (naming such person or persons) pursuant to which the recommendation is being made by the stockholder; detailed biographical data and qualifications and information regarding any potential conflicts of interest that might prevent or otherwise limit the candidate from serving as an effective member of our Board of Directors; and any other information relating to such candidate that would be required to be disclosed in solicitations of proxies for elections of directors, or would otherwise be required, pursuant to SEC rules. The recommendation must also include the name and address, as they appear in our stock records, of the stockholder making the recommendation; the class and number of shares of our stock beneficially owned by the stockholder and the date such shares were acquired by the stockholder; any material interest of the stockholder in such nomination; any other information that would be required to be provided by a proponent of a stockholder proposal pursuant to SEC rules; and a statement from the recommending stockholder in support of the candidate, references for the candidate and an indication of the candidate's willingness to serve, if elected.

These director candidate recommendation materials must be sent to the Corporate Secretary at Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213. Properly submitted stockholder recommendations will be given the same consideration and evaluated with the same criteria as internal recommendations.

In evaluating candidates for director, our Board of Directors seeks directors who will best represent the long-term interests of our stockholders. The view of our Board of Directors is that all directors should possess the highest personal and professional ethics, integrity and values. In evaluating the suitability of the candidates, the Board of Directors takes into consideration such factors as it deems appropriate. These factors may include, among other things, issues of character, judgment, independence, age, expertise, diversity of experience, absence of conflicts of interest, length of service and other commitments. Our Board of Directors evaluates these factors, among others, and considers each individual candidate in the context of the current perceived needs of our Board of Directors as a whole and of committees of the Board of Directors. Although we do not have a formal diversity policy, our Board of Directors considers diversity in evaluating candidates for membership to the Board of Directors. As outlined in our Corporate Governance Guidelines, the Board's objective in choosing candidates is to assemble membership for each committee of the Board of Directors and our Board of Directors as a whole that represents diverse viewpoints that will guide the Company effectively in pursuit of its strategic goals.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors does not have a policy regarding the separation of the roles of Chairman of the Board and Chief Executive Officer. Currently the roles are separate, but have been combined in the past. Under our Corporate Governance Guidelines, we believe that this issue is simply a part of the larger succession planning process and that it is in the best interests of the Company for the Board of Directors to make a specific determination whenever either office becomes vacant. Our Board of Directors receives regular reports from our CEO, CFO and other members of our senior management regarding areas of significant risk to the Company, including operational, strategic, legal, regulatory and financial risks. Certain risks that are under the purview of a committee are monitored by that committee, which then reports to the full Board of Directors as appropriate. For example, our internal audit function, which identifies and manages a wide area of risk company-wide, reports to the Audit Committee and senior management, who in turn report significant developments to the full Board of Directors. In addition, under its charter, the Audit Committee discusses with management and our independent auditor our risk assessment and risk management policies, as well as our major financial risk exposures and the steps taken to monitor and control such exposures. Similarly, our human resources staff, which identifies and manages compensation risk company-wide, reports to the Compensation Committee and senior management, who in turn report significant developments to the full Board of Directors.

Communication with the Board of Directors

Our annual meeting of stockholders provides an opportunity each year for stockholders to ask questions of, or otherwise communicate directly with, members of our Board of Directors. It has been our practice, as reflected in our Corporate Governance Guidelines, that all directors attend in person each annual meeting of stockholders. All but one of the members of the Board of Directors attended the 2012 annual meeting in person.

In addition, any stockholder or other interested party may communicate in writing with our Board of Directors, our Audit Committee, our non-management directors, or a particular director by sending a letter addressed to: Board of Directors, Audit Committee, Non-Management Directors or a particular director at Oil-Dri Corporation of America, c/o Corporate Secretary, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213. Stockholders may also report concerns anonymously in this manner.

Director Compensation

We seek to provide a competitive compensation program to attract and retain quality non-employee directors. The compensation received by our non-employee directors, other than Richard M. Jaffee (whose consulting agreement is described in the following paragraph), consists of an annual cash retainer of $18,000 and a $3,000 fee for each Board or committee meeting attended in person ($1,500 for attendance by phone). In addition, Mr. Suckow received a $12,000 cash retainer as chairman of our Audit Committee and Mr. Selig received a $6,000 cash retainer as chairman of our Compensation Committee. Employee directors do not receive additional compensation for their service on our Board of Directors. Mr. Miller also receives a pension benefit under our pension plan earned during his years of service as an employee.

We have a consulting agreement with Richard M. Jaffee, Chairman of our Board of Directors, that was originally entered into in October 1989 and has since been amended four times. The initial term of the agreement (as amended) expired on January 31, 2011; however, pursuant to the terms thereof, it automatically renews for successive one-year periods thereafter unless either party gives the other at least 90 days' prior written notice of termination. No termination notice has been given by either party and thus the current renewal term of the agreement expires on January 31, 2015. Under the terms of the agreement, Mr. Jaffee performs all assignments given him from time to time by our Board of Directors or our CEO. He receives an annual consulting fee of $240,000; he does not receive a retainer or any meeting fees as director. We also provide him with an office and administrative support. In addition, we provide lifetime coverage to Mr. Jaffee and his spouse under our medical plan at no cost to them. This coverage is secondary to the coverage provided to them by Medicare. Because we have a self-insured medical plan, our cost for this coverage is the amount of any actual medical claims we pay. We also pay Mr. Jaffee an annuity of $45,725 annually that he earned during an earlier five years (2001 to 2006) of his consulting agreement. All directors are eligible to defer cash compensation that they receive from the Company into our executive deferred compensation plan. Mr. Jaffee chose to defer the full amount of his consulting fees and his annuity into our executive deferred compensation plan in fiscal 2013. Mr. Jaffee also receives a pension benefit under our pension plan earned during his years of service as an employee.

The following table sets forth information about compensation paid to our directors for their service in fiscal 2013.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($)	Total ($)
Richard M. Jaffee	--	--	--	--	$ 83,690	$ 240,000	$ 323,690
Daniel S. Jaffee (3)	--	--	--	--	--	--	--
J. Steven Cole	$ 45,000	--	--	--	--	--	$ 45,000
Arnold W. Donald (4)	$ 27,000	--	--	--	--	--	$ 27,000
Joseph C. Miller	$ 37,500	--	--	--	--	--	$ 37,500
Michael A. Nemeroff	$ 36,000	--	--	--	--	--	$ 36,000
Allan H. Selig	$ 39,000	--	--	--	--	--	$ 39,000
Paul E. Suckow	$ 54,000	--	--	--	--	--	$ 54,000
Lawrence E. Washow (5)	$ 30,000	--	--	--	--	--	$ 30,000

(1) There were no option awards to directors in fiscal 2013. Option awards outstanding as of July 31, 2013 are shown in the Directors' Option Awards Outstanding Table below.

(2) The amount shown consists of earnings in excess of 120% of the applicable federal rate on the aggregate balances in our executive deferred compensation plan in which Richard M. Jaffee, Chairman of our Board of Directors, participates. A portion of the aggregate balances in this plan earns a rate of return of 2.5% in excess of Moody's Annual Average of Yields on Aaa bonds, while the remainder earns a return equal to our long-term cost of borrowing plus 1%. No director other than Mr. Jaffee has elected to participate in this plan. In fiscal 2013, Mr. Jaffee received distributions of $75,648 from his account in this plan associated with deferrals he made while an employee and officer of the Company.

(3) Directors who are also employees do not receive additional compensation for their service on our Board of Directors. See the Summary Compensation Table that is a part of the Executive Compensation section of this Proxy Statement for information regarding Mr. Jaffee's compensation as our President and Chief Executive Officer.

(4) Mr. Donald resigned from the Board effective January 23, 2013.

(5) In accordance with the Company's Amended and Restated By-Laws, the Board appointed Mr. Washow to fill Mr. Donald's vacancy as a member of the Board effective February 26, 2013.

Directors' Option Awards Outstanding Table

As of July 31, 2013, our directors held the following options to purchase shares of our Common Stock.

Name	Number of Shares
Michael A. Nemeroff	12,500
Paul E. Suckow	12,500

Corporate Governance Guidelines and Code of Ethics

We have adopted Corporate Governance Guidelines and a Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct applies to all our employees, officers and directors. The Corporate Governance Guidelines and the Code of Ethics and Business Conduct are available on our website at www.oildri.com. We will also provide without charge a copy of either or both documents to any person upon request submitted to Investor Relations, Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213, telephone (312) 321-1515. As allowed by a "controlled company" exemption from the NYSE Corporate Governance Standards, we do not have a corporate governance committee.

Certain Relationships and Related Party Transactions

Our policy concerning related party transactions is included in our Code of Ethics and Business Conduct. It provides that every employee, officer and director has an obligation to conduct business in a manner that avoids actual or potential conflicts of interest with the Company. Our Code of Ethics and Business Conduct explains what may constitute a conflict of interest, including transactions in which an employee, officer, director or a member of his or her family receives personal benefits as a result of his or her position with the Company; transactions between the Company and an employee, officer, director or family member or a firm in which an employee, director or family member has a significant ownership interest; loans to, or guarantees of obligations of, employees, directors or family members; or the acceptance of gifts or special consideration related to our business. All employees or directors who have any influence on transactions involving purchases, sales, contracts or leases are required by our Code of Ethics and Business Conduct to disclose to a senior officer of the Company or to our general counsel the existence of any actual or potential conflict of interest. Each transaction is then evaluated at an appropriate management level to determine if it is in the best interest (or not contrary to the best interest) of the Company, taking into account factors such as whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, under our contract approval policy, all contracts obligating the Company to make an individual payment or aggregate payments greater than $100,000 must be reviewed and approved by our CEO.

As a "company controlled" by the family of its founder, from time to time we employ family members of current and former employees or directors, but only if they are at least as qualified as other applicants. All offers of employment made to family members of current employees must be approved by our CEO.

We employ Karen Jaffee Cofsky on a part-time basis as Vice President of Compensation and Benefits. She is the daughter of Richard M. Jaffee, the Chairman of our Board of Directors. She is also the spouse of Thomas F. Cofsky and the sister of Daniel S. Jaffee, both of whom are named executive officers of the Company. Mrs. Cofsky's compensation is based on her education, experience and the responsibilities of her position. For fiscal 2013, Mrs. Cofsky received a salary of $87,334 and an annual incentive bonus award of $43,667 and an executive deferred bonus award of $17,467 under our annual incentive plan.

Michael A. Nemeroff, a member of our Board of Directors and of its Compensation Committee, is the President and Chief Executive Officer as well as a director of Vedder Price P.C., a law firm that regularly provides services to the Company. During fiscal 2013, we paid Vedder Price P.C. $59,162 for services provided to the Company.

Report of the Audit Committee of the Board of Directors

The Audit Committee is a standing committee of the Board of Directors comprised solely of independent directors in compliance with the NYSE Corporate Governance Standards. In accordance with its written charter (which is available on our website at www.oildri.com), the Audit Committee assists the Board of Directors in fulfilling its responsibility for monitoring the integrity of our accounting, auditing, financial reporting and internal controls practices, and our compliance with legal and regulatory requirements.

Our management is primarily responsible for our financial statements and reporting process, including our accounting and financial reporting principles, internal control over financial reporting and disclosure controls and procedures. PricewaterhouseCoopers LLP, our independent registered public accounting firm, is responsible for auditing our consolidated financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and for issuing a report on those statements. PricewaterhouseCoopers LLP is also responsible for expressing an opinion on the effectiveness of our internal control over financial reporting. The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. The Audit Committee relies on the expertise and knowledge of our management, internal auditors and independent auditor in carrying out its oversight responsibilities.

The Audit Committee reviewed and discussed our audited consolidated financial statements and related footnotes for fiscal 2013 and our independent auditor's report on those financial statements with our management and internal audit manager.

The Audit Committee discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the foregoing, the Audit Committee recommended to the Board of Directors that our audited consolidated financial statements for fiscal 2013 be included in our Annual Report on Form 10-K for fiscal 2013 filed with the SEC.

AUDIT COMMITTEE

Paul E. Suckow, Chairman
J. Steven Cole
Lawrence E. Washow

EXECUTIVE OFFICERS

The following table gives certain information with respect to our current executive officers.

Name	Principal Occupation for Last Five Years	Age
Daniel S. Jaffee (1)	President and Chief Executive Officer of the Company since 1997.	49
Daniel T. Smith	Vice President and Chief Financial Officer of the Company since June 2012; Vice President, Chief Accounting Officer and Controller of the Company from February 2011 to May 2012; Vice President and Controller of the Company from 2001 to February 2011.	54
Thomas F. Cofsky (2)	Vice President of Manufacturing of the Company since October 2011; Vice President of Manufacturing and Logistics of the Company from 1999 to October 2011.	53
Douglas A. Graham	Vice President, General Counsel and Secretary of the Company since March 2011; General Counsel of the Company since February 2011; Assistant General Counsel at Commonwealth Edison Company from January 2008 to February 2011.	50
Paul D. Ziemnisky	Vice President and General Manager, Consumer Packaged Goods of the Company since October 2013; General Manager, Consumer Packaged Goods of the Company since September 2013; Senior Vice President of Marketing, Lehigh Group, a division of Jarden Corporation from September 2010 to June 2013; Senior Marketing Director at Rust-Oleum Corporation from June 2008 to September 2010.	43

All of our executive officers are appointed annually (other than Mr. Ziemnisky, who was appointed in October 2013) and serve at the pleasure of our Board of Directors.

(1) Of the persons in this table, only Daniel S. Jaffee is also a director. Daniel S. Jaffee is the son of our Chairman of the Board, Richard M. Jaffee, and the brother-in-law of Thomas F. Cofsky, an executive officer of the Company.

(2) Thomas F. Cofsky is Daniel S. Jaffee's brother-in-law and the son-in-law of our Chairman of the Board, Richard M. Jaffee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis presents an overview of our compensation program, focusing on the elements of compensation awarded or paid to our executive officers, including the named executive officers. This Compensation Discussion and Analysis, the compensation tables and related narrative and tabular disclosures refer to the named executive officers for fiscal 2013, as defined by Item 402 of Regulation S-K. One of the named executive officers, Thierry R. Jean, left the Company after the end of fiscal 2013 but before the mailing of this Proxy Statement. Our current executive officers are listed on the preceding page.

Executive Summary

Our executive compensation program is designed to attract and retain skilled executives and maintain a strong link between corporate financial performance and pay by rewarding achievement of company-wide goals. Our compensation philosophy and objectives emphasize teamwork and close collaboration between executive officers. We employ all executives at-will, without written employment agreements or a prospective severance plan. We provide modest perquisites that are designed to help executives fulfill their duties to the Company. None of our employees, including the named executive officers, are entitled to any payment or accelerated benefit upon change in control of the Company unless benefits are provided for in compensation plans that apply to all participants. We emphasize our core values and belief in teamwork by focusing on one corporate financial target for all salaried employees in our annual incentive plan. The annual incentive plan also involves communication to employees of expectations for the Company's performance and links Company performance and annual compensation. As a result, our annual incentive plan provides an opportunity for essentially all salaried employees (including our executive officers) to earn a performance-based cash incentive award. Through such broad-based participation, each salaried employee recognizes that he or she can contribute to our success. Finally, our compensation program provides equivalent benefits for all U.S.-based salaried employees and similar benefits for hourly-paid manufacturing employees.

Fiscal 2013

Our fiscal 2013 corporate financial performance met the threshold for payment of a performance-based cash incentive award and exceeded the target and maximum achievement levels listed below. Our adjusted, pre-tax, pre-bonus income resulted in cash incentive bonuses being paid to eligible employees exempt from the overtime provisions of the Fair Labor Standard Act (the "FLSA"), including our executive officers ("exempt employees"), at 200% of target bonus. Since our fiscal 2013 corporate financial performance met the threshold for payment of a performance-based cash incentive award, cash incentive bonuses were paid to eligible employees not exempt from the overtime provisions of FLSA ("non-exempt employees") at 100% of target bonus.

Our fiscal 2013 corporate financial performance also met the threshold level for earning executive deferred bonus awards and exceeded the target and maximum achievement levels listed below. Our adjusted, pre-tax, pre-bonus income resulted in executive deferred bonus awards to our executive officers (other than our CEO and Vice President of Manufacturing) at 200% of target bonus. Annual cash and executive deferred bonus awards are shown in the Summary Compensation Table in the column captioned "Non-Equity Incentive Plan Compensation."

During fiscal 2013, we made two equity incentive awards to our CEO, Daniel S. Jaffee, one equity incentive award to our Vice President of Manufacturing, Thomas F. Cofsky, and one equity incentive award to our current Vice President and Chief Financial Officer, Daniel T. Smith under the terms of our 2006 Long Term Incentive Plan. At its October 9, 2012 meeting, our Compensation Committee made the following three equity awards: (i) an award of 3,906 restricted shares of Class B Stock to Mr. Jaffee, which is equal to the executive deferred bonus award he would have received had he not chosen to be excluded from that portion of our annual incentive plan for fiscal 2012, (ii) an award of 1,100 restricted shares of Class B Stock to Mr. Jaffee as a component of an increase in his compensation for fiscal year 2013, and (iii) an award of 2,344 restricted shares of Class B Stock to Mr. Cofsky, which is equal to the executive deferred bonus award he would have received had he not chosen to be excluded from that portion of our annual incentive plan for fiscal 2012. All of such restricted shares of Class B Stock awarded to Messrs. Jaffee and Cofsky will "cliff" vest in full on July 31, 2015, provided that Messrs. Jaffee and Cofsky (as applicable) are employed by us on that date. On April 1, 2013, Mr. Smith received an award of 1,000 restricted shares of Common Stock, all of which will "cliff" vest in full on April 1, 2015, provided Mr. Smith is employed by us on that date. No other equity awards were made to our executive officers during fiscal 2013.

At its October 16, 2013 meeting, our Compensation Committee made one equity incentive award to our CEO, Daniel S. Jaffee, and one equity incentive award to our Vice President of Manufacturing, Thomas F. Cofsky. Mr. Jaffee received an award of 6,390 restricted shares of Class B Stock and Mr. Cofsky received an award of 3,791 restricted shares of Class B Stock, in each case, under the terms of our 2006 Long Term Incentive Plan. Each award fulfills the intention of the Compensation Committee stated at its October 9, 2012 meeting to grant Messrs. Jaffee and Cofsky an award equal to the executive deferred bonus award each would have received had he not chosen to be excluded from that portion of our annual incentive plan for fiscal 2013. The dollar value of each of the awards was calculated to equal the dollar amount of the executive deferred bonus award Messrs. Jaffee and Cofsky would have received under our annual incentive plan for fiscal 2013. Each such dollar value was then divided by the average closing sale price of the Company's Common Stock for the 30 trading days preceding the date of the grant (approximately $32.86) to determine the number of restricted shares to be granted. All of such restricted shares of Class B Stock awarded to Messrs. Jaffee and Cofsky will "cliff" vest in full on July 31, 2016, provided that Messrs. Jaffee and Cofsky (as applicable) are employed by us on that date.

At its October 16, 2013 meeting, our Compensation Committee also conducted its annual review of our CEO's performance. The review included a report by the Chairman of our Board of Directors on our CEO's performance in fiscal 2013, a review of the total direct compensation our CEO received in fiscal 2013 (base salary, cash incentive and stock awards) and company-wide compensation data. Based on such review, our Compensation Committee desired to increase our CEO's base salary for fiscal year 2014 to $550,000, an increase of approximately 4.76%, to better reflect our Compensation Committee's view of compensation for similarly situated executives and our CEO's contributions to the Company.

Compensation Philosophy and Objectives

Our compensation philosophy is to provide total compensation opportunities, which include base salary, bonus and a full benefits package, that allow us to attract, retain and motivate the people we need to carry out our strategic plan, mission, goals and values. Our Compensation Committee oversees our philosophies and practices in the area of compensation and benefits (generally with regard to all employees and specifically with regard to our executive officers). Our Compensation Committee ensures that the total compensation paid to our executive officers is fair and reasonable.

Compensation Policy

Our compensation policy is to provide our executive officers and other salaried employees with compensation opportunities that:

- Are competitive with companies of comparable size;
- Align compensation with the Company's overall performance by including annual incentive opportunities based on Company performance or other pre-determined performance goals and employees' levels of responsibility; and
- Provide longer-term incentives to executive officers and other senior managers to remain with the Company and contribute to our growth.

When comparing our executive compensation with pertinent market data, we refer to publicly available salary surveys prepared and published by several large consulting firms and other information reflecting a broad range of entities. The surveys we review provide broad-based compensation data for a vast range of positions. We review these surveys and information to obtain a general understanding of current compensation practices for specific positions. On occasion, we also consult with our outside legal counsel whose expertise is in the area of executive compensation. We do not, however, target our executive officers' compensation at a certain level or percentage based on other companies' compensation arrangements. Based on our review of these sources, we believe that our compensation policy approximates the median of the marketplace in base salary and the 70th percentile in total cash compensation, if full target bonus is paid under our annual incentive plan.

Overview of Executive Compensation Program and Components

Our compensation program generally provides equivalent benefits for all U.S.-based salaried employees and similar benefits for hourly-paid manufacturing employees. We provide additional compensation for our senior managers, including our executive officers, designed to reward performance and provide retirement benefits commensurate with the executives' earnings during their working lives. For fiscal 2013, the principal components of compensation for our executive officers were:

- Base salary;
- Annual performance-based cash incentive compensation;
- Deferred performance-based cash incentive compensation;
- Retirement benefits; and
- Health and welfare benefits and perquisites.

Base Salary: Prior to the beginning of each fiscal year, our human resources staff presents to our Compensation Committee, for its review and approval, proposed merit increase guidelines and proposed shifts in the mid-points of all salary ranges and any proposed change in salary ranges for the upcoming fiscal year.

Our Compensation Committee determines the base salary and other compensation to be paid to our CEO for the upcoming year and reviews and approves our CEO's goals and objectives for that year. In connection with its review and determination, our Compensation Committee considers the input of the Chairman of our Board of Directors, who conducts a detailed review of the performance of our CEO at the end of each fiscal year and presents that review to our Compensation Committee at its first regular meeting of each fiscal year. At that time, the Chairman of our Board of Directors also presents his recommendation for any change in base salary or other compensation components for our CEO and his recommendation for our CEO's goals and objectives for the upcoming year.

Our Compensation Committee determines the reasonableness of and approves the compensation of our other executive officers as recommended by our CEO. In connection with such determinations, our CEO reviews the performance of, and proposes salary increases for, all managers who report to him, including executive officers other than himself. Any increases are generally based upon the individual's performance during the previous year and/or any significant change in responsibilities for the upcoming year. Our Compensation Committee reviews the reasonableness of any proposed changes in base salary and the total compensation package provided to our executive officers. In conducting its review and making its determinations, our Compensation Committee reviews a three-year history of base salary, cash incentive bonus targets and payouts, and gains on equity awards, prepared by our human resources staff. During the fiscal year, our CEO may change the base salary of the managers who report to him, including our executive officers, without prior approval of our Compensation Committee, due to significant changes in the individual's responsibilities, to be competitive in the market or for other business reasons. Our CEO exercised this authority during fiscal 2013 as shown below.

During fiscal 2013, changes in base salary for the named executive officers were as follows:

Name	Type of Change	$ of Change (1)	% of Change (2)
Daniel S. Jaffee (3)	Merit Increase	$ 25,000	5.00%
Daniel T. Smith	Merit Increase	$ 10,000	5.00%
Thomas F. Cofsky	Merit/Market Increase	$ 10,000	4.17%
Douglas A. Graham	Merit Increase	$ 5,000	2.56%
Thierry R. Jean	Merit Increase	$ 5,000	2.50%

(1) The "$ of Change" is the difference in dollars between the base salary in effect at July 31, 2012 (the end of fiscal 2012) and the base salary in effect at the end of fiscal 2013. Not all of the salary adjustments were effective at the beginning of fiscal 2013; some were effective later in the fiscal year.

(2) The "% of Change" is the dollar change as a percent of base salary in effect at the end of fiscal 2012.

(3) As noted above, our Compensation Committee determines the base salary and other compensation to be paid to our CEO.

Annual and Deferred Incentive Compensation: Our annual incentive plan provides for a target bonus equal to a percentage of each eligible employee's annual base salary. This percentage is generally determined by salary grade, which reflects the level of responsibility and expected contribution of the employee's position to our financial results. For employees in the higher salary grades (including our executive officers), a larger proportion of their compensation takes the form of at-risk incentive compensation than is the case for employees in the lower salary grades. For some of these employees, there is also an opportunity to earn an executive deferred bonus award. As part of its annual review of executive compensation, our Compensation Committee sets the bonus opportunity as a percent of base salary for our CEO and determines the reasonableness of the bonus opportunity proposed by our CEO for our other executive officers.

Annual Incentive Compensation: Our annual incentive plan provides for the possibility of awards based on corporate financial performance. This measure serves to unite all salaried employees to work together to improve the Company's performance. Generally, if we meet our corporate financial performance target, full target bonus is paid to each eligible exempt employee. If we fail to meet our corporate financial performance target but meet certain financial performance thresholds, a bonus of less than 100% of target bonus may be paid. If we exceed our corporate financial performance target, bonuses above 100% of target may be paid; however, no employee can receive a bonus greater than 200% of target under this plan. Non-exempt employees would earn 100% of target bonus at the threshold level and at the other applicable levels. In addition, our annual incentive plan gives our CEO the discretion to adjust the performance measures, targets and payout ranges used for incentive purposes if our CEO determines such change is desirable in the interest of equitable treatment of our employees and the Company as a result of, among other things, extraordinary or nonrecurring events, a corporate reorganization or any other change in circumstances or event; provided, however, that in no event may any employee receive a bonus greater than 200% of target under the plan. Our adjusted, pre-tax, pre-bonus income for fiscal 2013 resulted in cash incentive bonuses being paid to eligible exempt employees at 200% of target bonus.

Deferred Incentive Compensation: Our annual incentive plan also provides the opportunity for our senior managers, including our executive officers, to earn an executive deferred bonus award. This award is designed to reward and retain talented executives. Payment of executive deferred bonus awards is deferred until the vesting date established for each fiscal year's award. The annual incentive plan also provides for payout of executive deferred bonus awards upon death, retirement, disability or a change in control of the Company. We have established bookkeeping accounts for all executive deferred bonus awards, which earn interest at a rate equal to our long-term cost of borrowing plus 1%. At the request of each of our CEO and our Vice President of Manufacturing, neither was eligible for an executive deferred bonus award for fiscal 2013. All of our other executive officers were eligible. Executive deferred bonuses, if awarded for fiscal 2013 performance, would be deferred and paid in full at the end of three years (July 31, 2016) provided the executive is still employed by us at that time. Our annual incentive plan gives our CEO the discretion to adjust the performance measures, targets and payout ranges used for executive deferred bonus purposes if our CEO determines such change is desirable in the interest of equitable treatment of our employees and the Company as a result of, among other things, extraordinary or nonrecurring events, a corporate reorganization or any other change in circumstances or event; provided, however, that in no event may any employee receive a bonus greater than 200% of target under the plan. Our adjusted, pre-tax, pre-bonus income for fiscal 2013 resulted in executive deferred bonus awards to our executive officers (other than our CEO and Vice President of Manufacturing), at 200% of target bonus.

Although each of our CEO and Vice President of Manufacturing was not a participant in the executive deferred bonus award portion of our annual incentive plan for fiscal 2013, our Compensation Committee considered the dollar value of an executive deferred bonus award that each would have received had he been a participant in that portion of our annual incentive plan as a reference in awarding each of them shares of restricted Class B Stock under our 2006 Long Term Incentive Plan in October 2013 (as described under "Long-Term Equity Incentives" below).

Operation of the Annual Incentive Plan: At the beginning of each fiscal year, our CEO presents to our Compensation Committee his proposal for the performance measures that will determine the calculation of the incentive bonus for that year, along with specific performance targets and payout ranges. Our CFO, Vice President of Human Resources and Vice President of Compensation and Benefits may each participate in this presentation as well. Our Compensation Committee reviews these performance measures, targets and payout ranges and determines their reasonableness as they relate to the total compensation of our executive officers.

For fiscal 2013, the performance measure under the annual incentive plan was our adjusted pre-tax, pre-bonus income as compared with pre-tax, pre-bonus income specified in our fiscal 2013 annual incentive plan. Our adjusted pre-tax, pre-bonus income for fiscal 2013 was determined by adjusting pre-tax income as shown in our fiscal 2013 audited consolidated financial statements as follows: (i) adding the entire amount of annual incentive plan bonus, both cash and executive deferred, awarded for fiscal 2013; and (ii) subtracting the amortization for prior years' executive deferred bonus awards. As a result of these adjustments, the financial performance measure under the annual incentive plan takes into consideration the full amount of any executive deferred bonus in the fiscal year for which it is awarded, rather than amortizing that bonus over its vesting period.

Under that performance measure and after the effect of the adjustments described above, exempt employees, including our executive officers, would earn bonuses as shown below:

	Adjusted Pre-Tax Pre-Bonus Income	% of Target Bonus Earned
Threshold	$ 12,245,000	25%
Target	$ 17,043,000	100%
Maximum	$ 23,134,000	200%

Additional targets were also specified. If performance fell between two of the specified targets, the target bonus payment percentage would be prorated. No executive deferred bonus was to be awarded unless 95% of target bonus was earned. Non-exempt employees would earn 100% of target bonus if payout were made at any of the levels listed above.

The bonus opportunity for fiscal 2013 as a percent of base salary for the named executive officers is shown below:

	Bonus Opportunity as a % of Base Salary									
	Threshold				Target			Maximum		
	Cash Only (1)	Deferred (2)								
	Cash Bonus	Cash Bonus	Defer Bonus	Total Bonus	Cash Bonus	Defer Bonus	Total Bonus	Cash Bonus	Defer Bonus	Total Bonus
Daniel S. Jaffee (3)	12.50%	47.50%	N/A	47.50%	50.00%	N/A	50.00%	100.00%	N/A	100.00%
Daniel T. Smith	8.750%	33.25%	19.00%	52.25%	35.00%	20.00%	55.00%	70.00%	40.00%	110.00%
Thomas F. Cofsky (3)	10.00%	38.00%	N/A	38.00%	40.00%	N/A	40.00%	80.00%	N/A	80.00%
Douglas A. Graham	8.750%	33.25%	11.40%	44.65%	35.00%	12.00%	47.00%	70.00%	24.00%	94.00%
Thierry R. Jean	8.750%	33.25%	14.25%	47.50%	35.00%	15.00%	50.00%	70.00%	30.00%	100.00%

(1) The threshold for payment of a cash bonus was adjusted pre-tax, pre-bonus income corresponding to the achievement of 84% of our fiscal 2013 annual incentive plan. That achievement level would result in payment of 25% of target cash bonus. No executive deferred bonus would be awarded at that level of performance.

(2) The threshold for earning of an executive deferred bonus award was adjusted pre-tax, pre-bonus income corresponding to the achievement of 95% of our fiscal 2013 annual incentive plan. That achievement level would result in an award of 75% of target bonus for both cash and executive deferred bonuses.

(3) At the request of each of Messrs. Jaffee and Cofsky, neither was eligible for an executive deferred bonus award for fiscal 2013.

Our fiscal 2013 corporate financial performance met the threshold for payment of a performance-based cash incentive award and exceeded the target and maximum achievement levels listed above. Therefore, our adjusted, pre-tax, pre-bonus income resulted in cash incentive bonuses being paid to eligible exempt employees, including our executive officers, at 200% of target bonus. In addition, our fiscal 2013 corporate financial performance met the threshold level for earning executive deferred bonus awards. Annual cash and executive deferred bonus awards are shown in the Summary Compensation Table in the column captioned "Non-Equity Incentive Plan Compensation."

In addition to the discretionary authority of our CEO described above to adjust the performance measures, targets and payout ranges for our employees generally, our CEO may also exercise discretion in determining the incentive bonus to be paid under the annual incentive plan to any employee, including our executive officers (except himself), by:

- Increasing or decreasing any participant's percent of corporate financial performance bonus earned by up to 25 percentage points, subject to limitations specified in the annual incentive plan. For example, if according to the corporate financial performance measure 75% of the corporate financial performance bonus has been earned, our CEO may adjust an individual participant's percent of corporate financial performance bonus earned to as little as 50% or as much as 100%.
- Adjusting individual executive deferred bonus awards downward or upward, based on the participant's individual performance and/or the performance of the participant's department or division.
- Awarding a bonus under the annual incentive plan of up to 25% of target bonus (and up to 100% of target bonus for non-exempt employees) if the Company fails to achieve the minimum performance otherwise required for payment of an award.

Our CEO exercised this discretion in approving the payment of an annual incentive bonus award for fiscal 2013 to Thierry R. Jean even though Mr. Jean did not meet certain service conditions set forth in our annual incentive plan since he resigned from the Company effective September 19, 2013. Our Compensation Committee ratified the payment of the annual incentive bonus award to Mr. Jean at its October 16, 2013 meeting.

At its October 16, 2013 meeting, our Compensation Committee also reviewed the annual incentive plan performance measure and targets suggested by our CEO for the fiscal year beginning August 1, 2013 ("fiscal 2014"). The performance measure continues to be corporate financial performance as measured by achievement of target pre-tax, pre-bonus income as specified in the fiscal 2014 annual incentive plan. Annual incentive plan target pre-tax, pre-bonus income for fiscal 2014 will be determined by adjusting pre-tax income as shown in our fiscal 2014 audited consolidated financial statements in the same manner as described above for fiscal 2013.

Retirement Benefits: We seek to retain highly qualified executives, including our executive officers, and reward them for their service, by providing the following retirement benefit plans:

- Defined benefit pension plan;
- Supplemental executive retirement plan ("SERP");
- Defined contribution retirement plan; and
- Executive deferred compensation plan.

Retirement benefits under these plans are funded by a combination of employer and employee contributions as described below, thus encouraging employees to take an active part in saving for their own retirement years.

- **Defined benefit pension plan:** All U.S.-based employees participate in our Company-funded defined benefit pension plan. For salaried employees, the pension plan provides for pension benefits based on credited years of service and certain cash compensation (principally, base salary and commissions) earned during the highest paid consecutive five years during the last 10 years of employment. Our hourly-paid manufacturing employees also participate, but with a different pension benefit formula.

- **SERP:** Our SERP provides benefits that would have been provided under our pension plan absent the Internal Revenue Code of 1986, as amended (the "Code"), limitations on benefits and on compensation for purposes of calculating benefits, offset by the actual pension benefits. Benefits under the SERP will be paid from our general assets. All employees whose pension plan benefits are limited by the Code will participate in the SERP. Currently, our CEO is the only participant.
- **Defined contribution retirement plan:** All U.S.-based employees are eligible to participate in our 401(k) retirement savings plan. Employees may contribute from 2% to 50% of eligible compensation on a tax-deferred basis, subject to Code limits. We make a matching contribution of $0.50 for each $1.00 of the first 4% of compensation that employees contribute. For employees that were hired prior to May 1, 2012, our matching contribution is immediately vested. For employees that were hired on or after May 1, 2012, the Company's matching contribution vests in accordance with the following schedule:

Years of Service	Vested Percentage of Company's Matching Contribution
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

  If an employee is subject to the above vesting schedule and retires on or after such employee's 65th birthday, the unvested portion, if any, of the Company's matching contribution becomes vested.
- **Executive deferred compensation plan:** We provide an executive deferred compensation plan to assist executives and non-employee directors in saving for retirement or other financial needs. All executive officers are eligible to participate in this plan. Participating executives may defer up to 50% of base salary and 100% of annual incentive bonus into the plan. We make no contributions. Executives' deferrals earn interest at a rate equal to our long-term cost of borrowing plus 1%.

Retirement Benefits for the Named Executive Officers shown in the Tables:

- Summary Compensation Table: The actuarial change in pension and SERP benefits and earnings in excess of 120% of the applicable federal rate on deferred compensation plan balances are included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table. Our contribution to the 401(k) retirement savings plan is included in the "All Other Compensation" column of that table.
- Pension Benefits Table: The present value of the accumulated benefits under the pension plan and the SERP is shown in the "Present Value of Accumulated Benefits" column of the Pension Benefits Table.
- Nonqualified Deferred Compensation Table: Contributions by the named executive officers to our executive deferred compensation plan are shown in the "Executive Contributions in Last Fiscal Year" column of the Nonqualified Deferred Compensation Table. Earnings on balances in that plan are included in the "Aggregate Earnings in Last Fiscal Year" column of that table.

Other Benefits: We provide health and welfare benefits, including medical and dental coverage and life and long-term disability insurance, which are available to our executive officers on the same terms as they are available to other employees. These benefits help us attract and retain talented employees and provide assistance to current employees and their families.

We provide limited perquisites to the named executive officers to assist them in carrying out their duties. These perquisites may include a car allowance and paid parking. The value of these benefits is included in the "All Other Compensation" column of the Summary Compensation Table.

Employment and Severance Arrangements: We do not generally enter into written employment or prospective severance agreements with our executive officers, nor do we have a prospective severance plan that covers any of our executive officers. Currently, our only provisions for benefits upon termination of employment or change in control are in existing compensation plans and apply to all participants in those plans. For example, our equity incentive plans contain provisions for immediate vesting of benefits upon change in control, retirement, disability or death. The Benefits Upon Termination or Change in Control Table contains additional information concerning benefits upon the termination of employment of the named executive officers.

Long-Term Equity Incentives: We favor performance-based cash incentives under our annual incentive plan over the use of equity incentive compensation. We continue to recognize, however, that long-term equity incentive compensation can be important in attracting and retaining key employees and outside directors. Grants to our CEO have historically consisted of annual equity awards associated with his wish to be excluded from the executive deferred bonus portion of our annual incentive plan and periodic, multi-year equity awards intended to provide additional incentive.

At its October 16, 2013 meeting, our Compensation Committee made one equity incentive award to our CEO, Daniel S. Jaffee, and one equity incentive award to our Vice President of Manufacturing, Thomas F. Cofsky. Mr. Jaffee received an award of 6,390 restricted shares of Class B Stock and Mr. Cofsky received an award of 3,791 restricted shares of Class B Stock, in each case, under the terms of our 2006 Long Term Incentive Plan. Each award fulfills the intention of the Compensation Committee stated at its October 9, 2012 meeting to grant Messrs. Jaffee and Cofsky an award equal to the executive deferred bonus award each would have received had he not chosen to be excluded from that portion of our annual incentive plan for fiscal 2013. The dollar value of each of the awards was calculated to equal the dollar amount of the executive deferred bonus award Messrs. Jaffee and Cofsky would have received under our annual incentive plan for fiscal 2013. Each such dollar value was then divided by the average closing sale price of the Company's Common Stock for the 30 trading days preceding the date of the grant (approximately $32.86) to determine the number of restricted shares to be granted. All of such restricted shares of Class B Stock awarded to Messrs. Jaffee and Cofsky will "cliff" vest in full on July 31, 2016, provided that Messrs. Jaffee and Cofsky (as applicable) are employed by us on that date.

At its October 16, 2013 meeting, our Compensation Committee also stated its current intention to grant to our CEO, Daniel S. Jaffee, and our Vice President of Manufacturing, Thomas F. Cofsky, at a meeting following the end of fiscal 2014, awards of restricted shares of Class B Stock under the terms of our 2006 Long Term Incentive Plan, if each executive would have received an executive deferred bonus award as a result of our corporate financial performance in fiscal 2014 had they each been participants in that portion of our annual incentive plan. (As was the case in fiscal years 2008 through 2013, Mr. Jaffee has requested that he not be eligible for an executive deferred bonus award in fiscal 2014. Mr. Cofsky has also made this request for fiscal 2014, as he did for fiscal years 2011 through 2013.) If corporate financial performance for fiscal 2014 meets the performance threshold for an award, an award may be granted for fiscal 2014 performance. If an award is granted, we anticipate that the number of restricted shares awarded would be determined by dividing the amount, if any, of an executive deferred bonus award each executive would have received under our annual incentive plan for fiscal 2014, had they each been participants in that portion of our annual incentive plan, by the average closing sale price of our Common Stock for the 30 trading days preceding the date of the grant (or other similar measure determined to be appropriate by our Compensation Committee).

Equity Grant Practices: We have a formal equity grant policy, adopted by our Board of Directors in 2007 and amended in 2012, which provides that equity awards generally should be made by our Compensation Committee at a regularly scheduled meeting or by our CEO under limited authority granted to him. Our CEO may make grants of either stock options or restricted stock, but the total number of either stock options or shares of restricted stock that our CEO may grant is limited, and the maximum employee award is designated by the employee's salary grade. Our CEO may generally make awards only four times each year, during the two-week period beginning the third business day following our quarterly earnings release. If the grant date is not an NYSE trading day, then the grant date will be the immediately preceding NYSE trading day.

Prior to the adoption of our formal policy, in the case of grants made by our Compensation Committee, the grant date has been determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). The exercise price has always been the closing sale price of our Common Stock on the date of grant.

Stock Ownership Guidelines: We do not have guidelines or requirements for stock ownership by our executive officers or our directors. See "Security Ownership of Management" below for information on beneficial ownership of our Common Stock and Class B Stock by our directors and executive officers.

Tax and Accounting Implications

Limitation on Tax Deductibility: Section 162(m) of the Code limits to $1 million the tax deduction we may take for compensation paid to our CEO and the other named executive officers unless the compensation is "performance-based" and paid under a formal compensation plan that meets the Code's requirements. Currently, awards made by our Compensation Committee do not qualify for the "performance-based" exception to the limitation on deductibility. Historically, Section 162(m) has not had a material effect on our compensation philosophy, tax planning or financial reporting. To maintain flexibility, however, we have no policy requiring that all compensation paid to the named executive officers be fully deductible.

Nonqualified Deferred Compensation: We intend that all of our benefit plans comply with Section 409A of the Code. We amended and restated all of our benefit plans that include deferred compensation elements in compliance with Section 409A. We believe we have been operating in good faith with Section 409A since its January 1, 2005 effective date.

Accounting for Stock-Based Compensation: We account for stock-based payments under our equity incentive plans in accordance with ASC 718.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee reviewed and discussed with our management the foregoing Compensation Discussion and Analysis. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

Allan H. Selig, Chairman
Joseph C. Miller
Michael A. Nemeroff

Summary Compensation Table

The following table summarizes the total compensation earned by the named executive officers for services provided to the Company during the years detailed below.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Daniel S. Jaffee	2013	$ 525,000	--	$ 249,543	--	$ 525,000	$ (51,153)	$ 69,081	$ 1,317,471
President and Chief	2012	$ 500,000	--	$ 89,447	--	$ 250,000	$ 314,058	$ 76,933	$ 1,230,438
Executive Officer	2011	$ 425,000	--	$ 2,727,500	--	$ 80,750	$ 83,793	$ 42,823	$ 3,359,866
Daniel T. Smith	2013	$ 201,667	--	$ 26,300	--	$ 221,833	$ 2,874	$ 7,594	$ 460,268
Vice President, Chief	2012	$ 181,667	--	--	--	$ 82,059	$ 45,844	$ 5,429	$ 314,999
Financial Officer	2011	$ 170,849	--	--	--	$ 19,477	$ 16,043	$ 8,980	$ 215,349
Thomas F. Cofsky	2013	$ 249,167	--	$ 133,102	--	$ 199,333	$ (10,414)	$ 20,868	$ 592,056
Vice President of	2012	$ 238,525	--	$ 96,258	--	$ 95,410	$ 131,425	$ 16,804	$ 578,422
Manufacturing	2011	$ 221,942	--	--	--	$ 33,735	$ 47,215	$ 22,929	$ 325,821
Douglas A. Graham (5)	2013	$ 197,500	--	--	--	$ 185,650	$ 7,252	$ 12,981	$ 403,383
Vice President, General Counsel And Secretary	2012	$ 190,000	--	--	--	$ 80,693	$ 13,238	$ 11,519	$ 295,450
Thierry R. Jean (6)	2013	$ 205,000	$ 20,000	--	--	$ 205,000 (8)	$ 6,546 (9)	$ 11,833	$ 448,379
Vice President, General Manager, Consumer Packaged Goods	2012	$ 66,667	$ 20,000	$ 109,000 (7)	--	$ 23,333	$ 3,155 (9)	$ 1,850	$ 224,005

(1) The amounts reported reflect the grant date fair value of awards computed in accordance with ASC 718. For stock awards, the grant date fair value is the number of shares granted multiplied by the closing price of our Common Stock on the award date. For option awards, the grant date fair value is the number of shares granted multiplied by the Black Scholes value. The assumptions used in the Black Scholes calculation are disclosed in Note 8 of the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for fiscal 2013. The grant date fair value of an award reflects the accounting expense and may not represent the actual value that will be realized. There were no new option awards to the named executive officers during fiscal 2013.

(2) The 2013 amounts reflect award of 200% of target cash bonuses and 200% of executive deferred bonuses under our annual incentive plan for fiscal 2013. Cash bonuses earned are paid following completion of the specified fiscal year. Executive deferred bonuses are awarded based on performance during the specified fiscal year and generally become payable according to a vesting schedule established by our Compensation Committee for each fiscal year's award as described under "Compensation Discussion and Analysis – Annual and Deferred Incentive Compensation." Executive deferred bonuses awarded for fiscal 2013 will vest on July 31, 2016.

(3) The amounts shown in this column for fiscal 2013 are described in the following table:

Change in Pension Value and Nonqualified Deferred Compensation Earnings Table

Name	Change in Pension Value ($) (A)	Nonqualified Deferred Compensation Earnings ($) (B)	Total
Daniel S. Jaffee	$ (69,268)	$ 18,115	$ (51,153)
Daniel T. Smith	$ (9,374)	$ 12,248	$ 2,874
Thomas F. Cofsky	$ (25,986)	$ 15,572	$ (10,414)
Douglas A. Graham	$ 6,523	$ 729	$ 7,252
Thierry R. Jean	$ 6,546 (C)	-- (D)	$ 6,546

(A) The amounts shown include the change in the actuarial present value of benefits under our pension plan during the fiscal year. For Daniel S. Jaffee, the amount shown also includes the change in the actuarial present value of benefits under our SERP. For fiscal 2013, the actuarial present values of benefits under our pension plan and our SERP decreased for some participants due to the use of a higher discount rate in the actuarial calculation of our postretirement benefit obligations.

(B) The amount shown for Daniel S. Jaffee represents earnings from our executive deferred compensation plan that exceed 120% of the applicable federal rate. The amounts shown for Messrs. Cofsky and Smith each represent earnings from our executive deferred compensation plan and earnings from the executive deferred bonus portion of our annual incentive plan that exceed 120% of the applicable federal rate. The amount shown for Mr. Graham represents earnings from the executive deferred bonus portion of our annual incentive plan that exceed 120% of the applicable federal rate.

(C) Because Thierry R. Jean did not meet certain service conditions set forth in our defined benefit pension plan, no payment thereunder was paid or is owed to Mr. Jean in connection with his departure from the Company or otherwise.

(D) The amount shown for Mr. Jean is zero because he did not elect to defer any compensation into our executive deferred compensation plan and did not have any earnings on prior year awards from the executive deferred bonus portion of our annual incentive plan.

(4) The amounts shown in this column for fiscal 2013 are described in the following table:

All Other Compensation Table

Name	Perquisites ($) (A)	Dividends on Unvested Restricted Stock ($)	Interest Earned on Executive Deferred Bonus ($) (B)	401(k) Plan Company Matching Contributions ($)	Post-Termination Compensation ($)	Total ($)
Daniel S. Jaffee	$ 11,140	$ 48,566	--	$ 9,375	--	$ 69,081
Daniel T. Smith	$ 2,795	--	$ 1,599	$ 3,200	--	$ 7,594
Thomas F. Cofsky	$ 11,194	$ 2,029	$ 1,525	$ 6,120	--	$ 20,868
Douglas A. Graham	$ 6,000	$ 1,440	$ 609	$ 4,932	--	$ 12,981
Thierry R. Jean	$ 3,950	$ 3,600	-- (C)	$ 4,283	--	$ 11,833

(A) Perquisites for the named executive officers generally consist of auto allowances, paid parking, use of company-owned computers, remote internet access, office supplies, airline executive club memberships and periodical subscriptions. The amounts shown reflect the actual cost to us for providing these perquisites. The perquisites received by Daniel S. Jaffee consisted of an auto allowance, paid parking, remote Internet access and related fees, office supplies and periodical subscriptions. The perquisites received by Thomas F. Cofsky consisted of an auto allowance and paid parking.

(B) Executive deferred bonuses awarded under our annual incentive plan earn interest at a rate equal to our long-term cost of borrowing plus 1% as described above under "Compensation Discussion and Analysis – Annual and Deferred Incentive Compensation." The amounts shown are the interest earned on all unvested executive deferred bonus awards that do not exceed 120% of the applicable federal rate, regardless of the fiscal year in which the awards were earned. For earnings that exceed 120% of the applicable federal rate, see the column titled "Nonqualified Deferred Compensation Earnings" in the table to footnote (3) of this Summary Compensation Table.

(C) The amount shown for Mr. Jean is zero because he has not been awarded executive deferred bonuses under our annual incentive plan in prior years.

(5) Mr. Graham joined the Company on February 7, 2011. Upon joining the Company, Mr. Graham received an award of 2,000 restricted shares of Common Stock, all of which will "cliff" vest on February 7, 2014, provided that Mr. Graham is employed by the Company on that date.

(6) Mr. Jean joined the Company on April 2, 2012. Our Board appointed Mr. Jean as Vice President and General Manager, Consumer Packaged Goods, effective June 14, 2012. He also became an executive officer of the Company effective upon such appointment. Mr. Jean resigned from the Company effective September 19, 2013.

(7) The amount shown reflects the grant date fair value of the 5,000 restricted shares of Common Stock awarded to Mr. Jean on April 2, 2012, which vest in 1,000 share increments on each of the five anniversaries of such date. Because Mr. Jean left the Company effective September 19, 2013, his 4,000 unvested restricted shares of Common Stock were forfeited.

(8) Although Mr. Jean did not meet certain service conditions set forth in our annual incentive plan, our CEO approved, and the Compensation Committee ratified at its October 16, 2013 meeting, the payment of Mr. Jean's annual incentive bonus award. Since he left the Company prior to July 31, 2016, no executive deferred bonus will be paid to Mr. Jean.

(9) Because Mr. Jean did not meet certain service conditions set forth in our defined benefit pension plan, no payment thereunder was paid or is owed to Mr. Jean.

Grants of Plan-Based Awards during Fiscal 2013

The following table discloses certain information regarding grants of plan-based awards to the named executive officers during fiscal 2013.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)						Equity Plan Awards (2)		
	Threshold		Target		Maximum				
Name	Cash Bonus ($)	Deferred Bonus ($)	Cash Bonus ($)	Deferred Bonus ($)	Cash Bonus ($)	Deferred Bonus ($)	Grant Date	All Other Stock Awards: Number of Shares of Stock (#)	Grant Date Fair Value of Stock Award (3)
Daniel S. Jaffee	$ 65,625	--	$ 262,500	--	$ 525,000	--	--	--	--
Daniel T. Smith	$ 17,646	$ 38,317	$ 70,583	$ 40,333	$ 141,167	$ 80,667	4/1/2013	1,000 (4)	$ 26,300
Thomas F. Cofsky	$ 24,917	--	$ 99,667	--	$ 199,333	--	--	--	--
Douglas A. Graham	$ 17,281	$ 22,515	$ 69,125	$ 23,700	$ 138,250	$ 47,400	--	--	--
Thierry R. Jean	$ 17,938	$ 29,213	$ 71,750	$ 30,750	$ 143,500	$ 61,500	--	--	--

(1) The amounts represent the potential range of cash bonus awards and executive deferred bonus awards targeted for fiscal 2013 performance under our annual incentive plan. The actual amounts of cash and executive deferred bonuses awarded for fiscal 2013 are disclosed in the Summary Compensation Table in the column captioned "Non-Equity Incentive Plan Compensation." For a discussion of the performance metrics applicable to these awards, see "Compensation Discussion and Analysis – Annual and Deferred Incentive Compensation – Operation of the Annual Incentive Plan" above.

(2) Granted by our Compensation Committee under our 2006 Long Term Incentive Plan as described in "Compensation Discussion and Analysis – Long-Term Equity Incentives" above.

(3) Amount represents the total fair value of restricted stock granted in fiscal 2013 under ASC 718.

(4) Restricted shares of Common Stock awarded on April 1, 2013 that will vest on April 1, 2015.

Outstanding Equity Awards at Fiscal 2013 Year End

The following table provides information on the unexercised stock options and unvested restricted stock held by the named executive officers as of July 31, 2013.

	Option Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($) (1)**
Daniel S. Jaffee	--	--	--	--	75,000 (2)	$ 2,389,500
					3,906 (3)	$ 124,445
					1,100 (3)	$ 35,046
Daniel T. Smith	--	--	--	--	1,000 (4)	$ 31,860
Thomas F. Cofsky	--	--	--	--	2,000 (5)	$ 63,720
					2,344 (3)	$ 74,680
Douglas A. Graham	--	--	--	--	2,000 (6)	$ 63,720
Thierry R. Jean	--	--	--	--	4,000 (7)	$ 127,440

(1) Market value for our Class B Stock and Common Stock has been calculated using the closing sale price of our Common Stock on July 31, 2013, the last trading day of fiscal 2013, which was $31.86.

(2) Restricted shares of Class B Stock awarded on October 6, 2010, of which 25,000 shares vested on October 6, 2013, and an additional 25,000 shares are scheduled to vest on each of the two subsequent anniversaries of that date.

(3) Restricted shares of Class B Stock awarded on October 9, 2012, scheduled to vest on July 31, 2015.

(4) Restricted shares of Common Stock awarded on April 1, 2013, scheduled to vest on April 1, 2015.

(5) Restricted shares of Class B Stock awarded on March 30, 2012, scheduled to vest on March 30, 2014.

(6) Restricted shares of Common Stock awarded on February 7, 2011, scheduled to vest on February 7, 2014.

(7) Restricted shares of Common Stock awarded on April 2, 2012, scheduled to vest in 1,000 share increments on each of the five subsequent anniversaries of such date. Mr. Jean forfeited such restricted shares in connection with his departure from the Company effective on September 19, 2013.

Option Exercises and Stock Vested for Fiscal 2013

The following table provides information for the named executive officers on:

- the number of shares of the Company's stock acquired and the value received from stock option exercises during fiscal 2013; and
- the number of restricted shares of the Company's stock that vested and the value received upon vesting during fiscal 2013.

The shares acquired and vested by Mr. Jaffee and Mr. Cofsky were shares of Class B Stock. The restricted shares held by Mr. Jean that vested were shares of Common Stock.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($) (1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($) (1)**
Daniel S. Jaffee	5,000	$ 78,160	25,000	$ 575,000
			4,933	$ 157,165
Daniel T. Smith	--	--	--	--
Thomas F. Cofsky	6,250	$ 99,782	--	--
Douglas A. Graham	--	--	--	--
Thierry R. Jean	--	--	1,000	$ 26,300

(1) The Value Realized on Exercise represents the difference between the market price of our Common Stock on the date of exercise and the grant price, multiplied by the number of shares acquired. The Value Realized on Vesting represents the market price of our Common Stock on the date of vesting multiplied by the number of shares vested.

Pension Benefits for Fiscal 2013

Defined benefit pension plan: All U.S.-based employees participate in our non-contributory, tax-qualified, defined benefit pension plan once they reach age 21 and complete one year of service. For salaried employees, including the named executive officers, the pension plan provides for pensions based on credited years of service (capped at 30 years) and Final Average Compensation.

The normal form of benefit is a life annuity with five years certain, payable at normal retirement age. The standard form of payment for a participant who is married is a 50% joint and survivor annuity. Other forms of benefit are available. Each form of benefit has approximately the same relative value. The formula for computation of the normal form of benefit is:

0.55% of Final Average Compensation
\+ 0.55% of Final Average Compensation that exceeds Social Security Covered Compensation
Multiplied by years of credited service

Final Average Compensation is the monthly average of the participant's compensation paid during the highest paid consecutive five years during the last 10 years of employment. Compensation for pension plan purposes consists of certain cash compensation, principally base salary and commissions. Social Security Covered Compensation is the average of the taxable wage bases in effect for each calendar year in the 35-year period ending with the year the participant attains Social Security retirement age.

A participant's right to an accrued benefit becomes non-forfeitable after five years of vesting service. Normal retirement age under the plan is age 65, or the date a participant completes five years of vesting service, if later. Salaried participants who have 10 years of service can receive actuarially reduced early retirement benefits as early as age 55. The present value of the accumulated benefit is the same regardless of whether a participant begins to receive benefits at age 65 or at an earlier age. We do not subsidize early retirement benefits.

If a married participant with a non-forfeitable benefit dies prior to commencement of benefit payments, the participant's spouse will be entitled to a survivor annuity equal to the amount the spouse would have been entitled to receive under a 50% joint and survivor annuity.

SERP: Our SERP provides benefits that would have been provided under our pension plan absent Code limitations on benefits and on compensation for purposes of calculating benefits, offset by the actual pension benefits. All employees whose pension plan benefits are limited by those Code limitations may participate in the SERP. Currently, Daniel S. Jaffee, our CEO, is the only participant. Benefits provided under the SERP are paid in five equal annual installments beginning six months after the participant's separation from service; however, if upon termination of employment the present value of the participant's accumulated benefits does not exceed $50,000, payment will be made in a lump sum, as soon as administratively feasible after the first day of the calendar month that follows six months of separation from service.

The following table shows the present value of the accumulated benefits under the pension plan and under the SERP for each of the named executive officers. No payments were made to any named executive officer under the pension plan or the SERP during fiscal 2013.

Name	Plan Name	Number of Years of Credited Service (#) (1)	Present Value of Accumulated Benefits ($) (2)
Daniel S. Jaffee	Pension Plan	25.75	$ 313,134
	SERP	25.75	$ 328,762
Daniel T. Smith	Pension Plan	12.79	$ 98,616
Thomas F. Cofsky	Pension Plan	26.33	$ 307,193
Douglas A. Graham	Pension Plan	2.48	$ 23,362
Thierry R. Jean (3)	Pension Plan	1.33	$ 9,701

(1) Credited service is actual years of employment with the Company.

(2) The assumed retirement age used to calculate the actuarial present value for each named executive officer's accumulated benefits is age 65, the age at which each named executive officer would be eligible to receive unreduced benefits. The other assumptions used are the same as those used to prepare the pension disclosures in Note 9 of the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for fiscal year ended July 31, 2013.

(3) Mr. Jean resigned from the Company effective September 19, 2013. Because he did not meet certain service conditions set forth in our defined benefit pension plan, no payment thereunder was paid or is owed to Mr. Jean in connection with his departure from the Company or otherwise.

Nonqualified Deferred Compensation for Fiscal 2013

We provide an executive deferred compensation plan in which all executive officers and other senior managers are eligible to participate. Participating executives may defer up to 50% of base salary and 100% of annual cash incentive bonus into the plan. The Company makes no contributions. Executives' deferrals earn interest at a rate equal to our long-term cost of borrowing plus 1%. Participants are entitled to receive a distribution from their account balances at the earlier of the end of their elected deferral period or upon death or termination of employment prior to age 55. Accounts are distributed in a single lump sum, or in certain circumstances, annual installments over a period of up to 15 years as elected by the participant. In the event of an unforeseen emergency, a participant may apply to the administrative committee of the plan for payment of an amount from the participant's account balance sufficient to satisfy the emergency need. The plan will terminate upon a change in control of the Company. Immediately prior to such a change in control, or as soon as possible following a change in control, each participant will be paid his account balance. Our executive deferred compensation plan is unfunded and subject to the claims of our creditors.

The following table shows contributions, earnings and balances in our executive deferred compensation plan for the named executive officers during fiscal 2013.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($) (2)	Aggregate Earnings in Last Fiscal Year ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Daniel S. Jaffee	--	--	$ 38,381	--	$ 722,329
Daniel T. Smith	$ 41,667	--	$ 22,960	--	$ 454,191
Thomas F. Cofsky	$ 56,000	--	$ 30,099	$ 34,246	$ 592,572
Douglas A. Graham	$ 20,738	--	$ 397	--	$ 30,161
Thierry R. Jean	--	--	--	--	--

(1) The amounts in this column are voluntary deductions from salary and cash incentive awards by the named executive officers.

(2) We make no contribution to the executive deferred compensation plan.

(3) We credit the accounts under the terms of the plan with an interest rate that is equal to our long-term cost of borrowing plus 1%. The amounts shown include the following amounts exceeding 120% of the applicable federal rate and reported as compensation to the following named executive officers in the Summary Compensation Table: Mr. Jaffee $18,115, Mr. Smith $10,822, Mr. Cofsky $14,212 and Mr. Graham $186.

Equity Compensation Plans

The following table provides information about our equity compensation plans and stock that may be issued upon the exercise of options and rights that have been or may be granted to employees or members of our Board of Directors under those plans as of July 31, 2013.

Plan Category	Number of Shares of Stock to be Issued Upon Exercise of Outstanding Options		Weighted Average Exercise Price of Outstanding Options	Number of Shares of Stock Remaining Available for Future Issuance Under Equity Compensation Plans (excluding those listed in the first column)	
Equity Compensation Plans Approved by our Stockholders (1)	53,874	Common Stock (2)	$ 14.39	603,135	(3)
Equity Compensation Plans Not Approved by our Stockholders (4)	6,250	Common Stock	$ 13.07	--	
Total	60,124	Common Stock	$ 14.25	603,135	

(1) These plans are our 1995 Long-Term Incentive Plan and 2006 Long Term Incentive Plan.

(2) Under these plans, awards made to members of the Jaffee family are for shares of Class B Stock. There were no awards to the Jaffee family outstanding as of July 31, 2013. Awards made to other employees or non-employee directors are for shares of Common Stock.

(3) Prior to issuance of awards under these plans, it is not possible to determine whether awards will be for shares of Common Stock or shares of Class B Stock. Awards made to members of the Jaffee family will be for shares of Class B Stock. Awards made to other employees or non-employee directors will be for shares of Common Stock.

(4) This plan is our Outside Director Stock Plan that was adopted by our Board of Directors in 1998. The Outside Director Stock Plan provides for grants of stock options to non-employee directors at an option price per share of 100% of the fair market value of Common Stock on the date of grant. Stock options have been granted to our directors for a 10-year term with a one-year vesting period. All stock issued under the plan is issued from shares held in our treasury.

Benefits upon Termination or Change in Control

The following summaries and table set forth potential payments to the named executive officers upon termination of their employment or a change in control of the Company. None of the named executive officers meet the qualifications for normal or early retirement benefits, so those termination scenarios are not shown.

We do not have a prospective severance plan that covers any of the named executive officers and generally have no employment or prospective severance agreements with the named executive officers.

Our only other provisions for benefits upon termination of employment or change in control are in existing compensation plans and apply to all participants in those plans.

- Our annual incentive plan provides for immediate vesting and payment, as allowed by law, of a participant's executive deferred bonus award account upon the participant's death, disability, retirement with age plus years of service equal to 80 years, or change in control of the Company.
- Our equity incentive plans (the 1995 Long-Term Incentive Plan and the 2006 Long Term Incentive Plan) and the agreements issued under those plans provide for immediate vesting of restricted stock and immediate vesting and exercisability of stock options upon a participant's death, disability or a change in control of the Company. Upon retirement with age plus years of service equal to 80 years, all stock options become immediately vested and exercisable. Upon any of these termination events, the participant, or his beneficiary in the case of the participant's death, may exercise any outstanding stock options for a period of three years or until their expiration dates, whichever occurs first.

The table below does not include amounts payable to the named executive officers under plans that are generally available on the same basis to all of our salaried employees, such as payments under the pension plan, the 401(k) plan, the life insurance plan, the disability insurance plan and payment of prorated annual incentive compensation. For information regarding pension plan benefits see "Pension Benefits for Fiscal 2013" above.

The table also does not include balances under our executive deferred compensation plan. Those balances and the circumstances under which the named executive officers may receive distributions from that plan are disclosed in the Nonqualified Deferred Compensation Table and the introduction to that table.

Unless otherwise noted, the amounts shown assume that each named executive officer's employment terminated on July 31, 2013, the last day of our most recently completed fiscal year, and when applicable, the closing sale price of our Common Stock on July 31, 2013, the last trading day of fiscal 2013, which was $31.86.

Name	Annual Incentive Plan Deferred Bonus Account ($) (1)	2006 Long Term Incentive Plan ($) (2)	Total ($)
Daniel S. Jaffee Change in Control, Death, Disability	--	$ 2,548,991	$ 2,548,991
Daniel T. Smith Change in Control, Death, Disability	$ 25,902	$ 31,860	$ 57,762
Thomas F. Cofsky Change in Control, Death, Disability	--	$ 138,400	$ 138,400
Douglas A. Graham Change in Control, Death, Disability	$ 21,672	$ 63,720	$ 85,392
Thierry R. Jean Change in Control, Death, Disability	--	$ 127,440(3)	$ 127,440(3)

(1) The amounts shown reflect each named executive officer's balance in his executive deferred bonus account of our annual incentive plan. As explained above, our annual incentive plan provides for immediate vesting and payment, as allowed by law, of a participant's executive deferred bonus award account upon the participant's death, disability, retirement with age plus years of service equal to 80 years, or change in control of the Company.

(2) The amounts shown represent, as of July 31, 2013: (a) the market price of any unvested shares of restricted stock; and/or (b) the excess of the market price of the shares of stock underlying unvested stock options over the option exercise price. As of July 31, 2013, none of the named executive officers had any unvested stock options. As explained above, previously unvested shares of restricted stock and stock options become immediately vested upon the events listed.

(3) Since Mr. Jean resigned from the Company effective September 19, 2013, he forfeited his restricted shares of Common Stock and is not entitled to any payments under our 2006 Long-Term Incentive Plan.

STOCK OWNERSHIP

Principal Stockholders

The following table sets forth information as of October 18, 2013, except as noted below, regarding beneficial ownership of our Common Stock and Class B Stock by each person or group known to us to hold more than five percent of either class. See "Security Ownership of Management" below for information on beneficial ownership of our Common Stock and Class B Stock by our directors and executive officers.

		Amount and Nature of Beneficial Ownership (1)			
Name and Address of Beneficial Owner	**Title of Class**	**Number of Shares of Common Stock and Class B Stock**		**Percentage of Outstanding Stock of Class**	**Percentage of Aggregate Voting Power of Common Stock and Class B Stock**
Richard M. Jaffee (2)(3)	Common Stock	--		--	--
410 N. Michigan Avenue Chicago, IL 60611	Class B Stock	409,558	(4)(5)(6)	19.74%	15.92%
Daniel S. Jaffee (2)	Common Stock	--		--	--
410 N. Michigan Avenue Chicago, IL 60611	Class B Stock	278,051	(7)(6)	13.40%	10.81%
Jaffee Investment Partnership, L.P. (3)	Common Stock	--		--	--
410 N. Michigan Avenue Chicago, IL 60611	Class B Stock	1,250,000	(5)	60.24%	48.58%
Dimensional Fund Advisors LP	Common Stock	357,694	(8)	7.18%	1.39%
Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	Class B Stock	--		--	--
GAMCO Asset Management Inc. et al.	Common Stock	875,729	(9)	17.59%	3.40%
One Corporate Center Rye, NY 10580	Class B Stock	--		--	--
Renaissance Technologies LLC	Common Stock	299,225	(10)	6.01%	1.16%
800 Third Avenue New York, NY 10022	Class B Stock	--		--	--
T. Rowe Price Associates, Inc.	Common Stock	609,656	(11)	12.24%	2.37%
100 East Pratt Street Baltimore, MD 21202	Class B Stock	--		--	--
Harvey Partners, LLC	Common Stock	298,201	(12)	5.99%	1.16%
135 East 57th Street, 24th Floor New York, NY 10022	Class B Stock	--		--	--

(1) Beneficial ownership is determined according to SEC rules and generally includes any shares over which a person possesses sole or shared power to vote or to direct the disposition of a security as well as any shares that such person has the right to acquire within 60 days of October 18, 2013, including through the exercise of options or other rights or the conversion of another security. Unless otherwise indicated, all beneficial ownership in this table indicates sole voting and investment power. The applicable percentage ownership for each person listed below is based upon 4,978,893 shares of Common Stock and 2,074,927 shares of Class B Stock outstanding as of the close of business on October 18, 2013. Shares of Common Stock and Class B Stock subject to options, warrants or other rights that are exercisable or convertible within 60 days after October 18, 2013, are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

(2) Daniel S. Jaffee is Richard M. Jaffee's son.

(3) By virtue of their direct and indirect ownership of shares of our stock, Richard M. Jaffee and Jaffee Investment Partnership, L.P. may be deemed to be control persons of the Company under federal securities laws.

(4) Consists of 290,895 shares held in a revocable trust of which Richard M. Jaffee is the grantor and, during his lifetime, the trustee and sole beneficiary, and 118,538 shares held in a revocable trust of which his spouse is the grantor and, during her lifetime, the trustee and sole beneficiary, and 125 shares held in joint tenancy with his spouse.

(5) Jaffee Investment Partnership, L.P. is managed by its general partners, generally acting by a majority vote. Two of the general partners, Richard M. Jaffee and his spouse Shirley H. Jaffee, each have eight votes. Each of the remaining four general partners, Daniel S. Jaffee, Karen Jaffee Cofsky, Susan Jaffee and Nancy E. Jaffee, all children of Richard M. and Shirley H. Jaffee, have one vote. Richard M. Jaffee, as the managing general partner, might be deemed to have, but disclaims, beneficial ownership of the partnership's shares, which are not reflected in his share ownership shown in this table.

(6) Does not include shares beneficially owned by Jaffee Investment Partnership, L.P.

(7) Consists of 272,299 shares of Class B Stock directly owned by Daniel S. Jaffee (61,396 of which are restricted shares), 2 shares of Class B Stock owned by his spouse, 5,625 shares of Class B Stock he owns as trustee for his children and 125 shares of Class B Stock held in joint tenancy with his spouse. Of the 61,396 restricted shares of Class B Stock: (a) 25,000 shares become non-forfeitable on October 6, 2014, and an additional 25,000 shares become non-forfeitable on the anniversary of that date; (b) 4,933 shares become non-forfeitable on July 31, 2014; (c) 5,006 shares become non-forfeitable on July 31, 2015; and (d) 6,390 shares become non-forfeitable on July 31, 2016.

(8) Information is as provided by the reporting persons in a Schedule 13G/A filed with the SEC on February 11, 2013. Based on such Schedule 13G/A, Dimensional Fund Advisors LP ("Dimensional"), a registered investment adviser, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In certain cases, subsidiaries of Dimensional may act as adviser or sub-adviser to certain Funds. Although such Schedule 13G/A identifies Dimensional as having sole voting power over 356,073 shares of Common Stock and sole dispositive power over 357,694 shares of Common Stock, it notes that in its role as investment advisor, sub-adviser and/or manager, neither Dimensional nor its subsidiaries possesses investment and/or voting power over the shares of Common Stock owned by the Funds, and may be deemed to be the beneficial owner of those shares under applicable SEC rules; however, all of these shares are owned by the Funds, and Dimensional disclaims beneficial ownership of such shares.

(9) Information is as provided by the reporting persons in a Schedule 13D/A filed with the SEC on June 11, 2012. Such Schedule 13D/A filed by Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management, Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), GGCP, Inc., GAMCO Investors, Inc. ("GBL") and Mario J. Gabelli reports: (a) 165,500 shares of Common Stock beneficially owned by Gabelli Funds; (b) 583,839 shares of Common Stock beneficially owned by GAMCO; and (c) 126,390 shares of Common Stock beneficially owned by Teton Advisors. The Schedule 13D/A reports that each such entity has sole voting and sole dispositive power over the shares reported as beneficially owned by it, except that: (i) Gabelli Funds has sole dispositive and voting power with respect to the shares held by such funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Company; (ii) GAMCO does not have the authority to vote 1,500 of the reported shares; (iii) in certain circumstances, proxy voting committees of each fund may have voting power over the reported shares; and (iv) the power of Mario J. Gabelli, GBL and GGCP, Inc. is indirect with respect to securities beneficially owned directly by other reporting persons.

(10) Information is as provided by the reporting persons in a Schedule 13G/A filed with the SEC on February 12, 2013. Such Schedule 13G/A filed by Renaissance Technologies LLC, an investment adviser ("RTC"), and Renaissance Technologies Holding Corporation, majority owner of RTC ("RTHC"), reports that RTC and RTHC have sole voting and sole dispositive power over 299,225 shares of Common Stock.

(11) Information is as provided by the reporting persons in a Schedule 13G/A filed with the SEC on February 8, 2013. Such Schedule 13G/A filed by T. Rowe Price Associates, Inc., a registered investment adviser ("Price Associates"), and T. Rowe Price Small-Cap Value Fund, Inc. reports that Price Associates held sole voting power over 7,790 shares of Common Stock and sole dispositive power over 609,656 shares of Common Stock, and T. Rowe Price Small-Cap Value Fund, Inc. held sole voting power over 601,866 shares of Common Stock. Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(12) Information is as provided by the reporting persons in a Schedule 13G/A filed with the SEC on February 14, 2013. Based on such Schedule 13G/A, Harvey Partners, LLC ("Harvey Partners") is the investment manager of the following entities, which hold the following number of shares of Common Stock: (a) Harvey SMidCap Fund, LP, which holds 60,888 shares of Common Stock; (b) Harvey SMidCap Offshore Fund, Ltd., which holds 144,687 shares of Common Stock; and (c) Harvey QP, LP, which holds 92,626 shares of Common Stock. As the investment manager of such entities, Harvey Partners possesses the sole power to vote and the sole power to direct the disposition of the aggregate 298,201 shares of Common Stock held by such entities. James A. Schwartz and Jeffrey C. Moskowitz are the managing members of Harvey Partners and share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

Security Ownership of Management

The following table shows the number of shares of Common Stock and Class B Stock beneficially owned as of October 18, 2013 by our directors, by the named executive officers and by our directors and named executive officers as a group.

Name of Beneficial Owner (1)	Number of Shares of Common Stock		Percentage of Outstanding Common Stock	Number of Shares of Class B Stock (2)	
Richard M. Jaffee (3)	--	(4)			(4)
Daniel S. Jaffee	--	(4)			(4)
Thomas F. Cofsky (3)	586	(5)	*	63,453	(6)
J. Steven Cole	25,674	(7)	*	--	
Joseph C. Miller	19,034	(8)	*	--	
Michael A. Nemeroff	20,401	(9)	*	--	
Allan H. Selig	15,000		*	--	
Paul E. Suckow	18,500	(9)	*	--	
Lawrence E. Washow	3,000		*	--	
Daniel T. Smith	2,515	(10)	*	--	
Douglas A. Graham	2,000	(11)	*	--	
Thierry R. Jean	--	(12)		--	
All Directors and Named Executive Officers as a Group	116,710	(13)	2.33%	751,062	(14)

* Does not exceed 1%

(1) Beneficial ownership is determined according to SEC rules and generally includes any shares over which a person possesses sole or shared power to vote or to direct the disposition of a security as well as any shares that such person has the right to acquire within 60 days of October 18, 2013, including through the exercise of options or other rights or the conversion of another security. Unless otherwise indicated, the individuals listed in this table have sole voting and investment power with respect to the shares owned by them, and such shares are not subject to any pledge. The applicable percentage ownership for each person listed is based upon 4,978,893 shares of Common Stock and 2,074,927 shares of Class B Stock outstanding as of the close of business on October 18, 2013. Shares of Common Stock and Class B Stock subject to options, warrants or other rights that are exercisable or convertible within 60 days after October 18, 2013, are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

(2) Except for Richard M. Jaffee, Daniel S. Jaffee and Thomas F. Cofsky, none of our directors or executive officers, including the named executive officers, own any shares of Class B Stock.

(3) Thomas F. Cofsky is Richard M. Jaffee's son-in-law.

(4) For information regarding the shares beneficially owned by Richard M. Jaffee and Daniel S. Jaffee, see the table under "Principal Stockholders" above and the notes thereto.

(5) Consists of 512 shares of Common Stock owned by Mr. Cofsky and 74 shares of Common Stock owned by his spouse.

(6) Consists of 10,835 shares of Class B Stock directly owned by Thomas F. Cofsky (8,135 of which are restricted shares), 42,867 shares of Class B Stock owned by his spouse, 9,375 shares of Class B Stock his spouse owns as trustee for their children, and 376 shares of Class B Stock held in joint tenancy with his spouse. Of the 8,135 restricted shares of Class B Stock, (a) 2,000 shares are scheduled to "cliff" vest in full on March 30, 2014, (b) 2,344 are scheduled to "cliff" vest in full on July 31, 2015, and (c) 3,791 are scheduled to "cliff" vest in full on July 31, 2016.

(7) Consists of 24,466 shares of Common Stock owned by Mr. Cole and 1,208 shares of Common Stock owned by his spouse.

(8) Includes 16,525 shares of Common Stock held by Mr. Miller as trustee for the benefit of his spouse.

(9) Includes 12,500 shares of Common Stock that this director has the right to acquire within 60 days of October 18, 2013, pursuant to stock options.

(10) Includes 1,000 restricted shares of Common Stock awarded on April 2, 2013, scheduled to vest on April 1, 2015.

(11) Restricted shares of Common Stock awarded on February 7, 2011, scheduled to vest on February 7, 2014.

(12) Mr. Jean forfeited his 4,000 unvested restricted shares of Common Stock in connection with his departure from the Company effective on September 19, 2013.

(13) Includes the shares of our current directors and executive officers as of October 18, 2013 and therefore, does not include the shares, if any, owned by Mr. Jean, who departed from the Company on September 19, 2013, and does include 10,000 restricted shares of Common Stock that are scheduled to vest on October 16, 2018 that are owned by Mr. Jean's successor, Paul D. Ziemnisky, who was appointed an executive officer on October 16, 2013. Also includes 25,000 shares of Common Stock constituting all such shares that our directors and named executive officers have the right to acquire within 60 days of October 18, 2013, pursuant to stock options (including the shares of Common Stock that may be acquired as described in the notes above). Also includes 13,000 restricted shares of Common Stock: (a) 2,000 of which become non-forfeitable on February 7, 2014; (b) 1,000 of which become non-forfeitable on April 1, 2015 and (c) 10,000 of which become non-forfeitable on October 16, 2018. The number of shares of Common Stock owned beneficially by our directors and named executive officers as a group represents approximately 2.33% of the number of outstanding shares of Common Stock and approximately 0.45% of the aggregate voting power of the Common Stock and Class B Stock.

(14) Includes 69,531 restricted shares of Class B Stock: (a) 25,000 of which become non-forfeitable on October 6, 2014, and an additional 25,000 of which become non-forfeitable on the anniversary of that date; (b) 2,000 of which become non-forfeitable on March 30, 2014; (c) 7,350 of which become non-forfeitable on July 31, 2015; and (d) 10,181 of which become non-forfeitable on July 31, 2016. Does not include shares beneficially owned by Jaffee Investment Partnership, L.P. For information regarding the shares held by the partnership, see the table under "Principal Stockholders" above and the notes thereto. The number of shares of Class B Stock owned beneficially by our directors and named executive officers as a group represents approximately 36.20% of the number of outstanding shares of Class B Stock and approximately 29.16% of the aggregate voting power of the Common Stock and Class B Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Under SEC rules, our directors, executive officers and beneficial owners of more than 10% of the Company's Common Stock or Class B Stock are required to file reports of their ownership and changes in that ownership with the SEC. Based solely on our review of copies of these reports and representations of the reporting persons, we believe that during the fiscal year ended July 31, 2013, all reportable transactions were reported and all required reports were timely filed with the SEC, except for (i) the filing of a Form 3 for Lawrence E. Washow that was not reported on a timely basis as a result of an administrative error, but which was subsequently filed, and (ii) one transaction of Allan H. Selig that was not reported on a timely basis on a Form 4 as a result of an administrative error, but which was subsequently reported on a Form 4.



CORPORATION OF AMERICA

ATTN: INVESTOR RELATIONS
OIL-DRI CORPORATION OF AMERICA
410 N. MICHIGAN AVE #400
CHICAGO, IL 60611-4213

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 PM Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by Oil-Dri Corporation of America in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 PM Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

HOUSEHOLDING REVOCATION
If you wish to revoke your consent to the receipt of stockholder information in a single package per household, you may do so by calling 1-800-542-1061.

If you vote your proxy through the Internet or by telephone, you do NOT need to mail back your card.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M63369-TBD KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

OIL-DRI CORPORATION OF AMERICA

Annual Meeting Proxy Card

The Board of Directors recommends that you vote FOR each of the listed nominees:

For All	Withhold All	For All Except
▢	▢	▢

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

A Election of Directors

1. Nominees:

01) J. Steven Cole	05) Michael A. Nemeroff
02) Daniel S. Jaffee	06) Allan H. Selig
03) Richard M. Jaffee	07) Paul E. Suckow
04) Joseph C. Miller	08) Lawrence E. Washow

The Board of Directors recommends that you vote FOR proposal 2:

B Issues

		For	Against	Abstain
2.	Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for the fiscal year ending July 31, 2014.	▢	▢	▢
3.	In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.			

For address changes and/or comments, please check this box and write them on the back where indicated. ▢

Please indicate if you plan to attend this meeting. ▢ Yes ▢ No

Please indicate if you consent to receive certain future investor communications in a single package per household (Please note that each registered stockholder in your household will need to consent to this option.) ▢ Yes ▢ No

C Authorized Signatures - Sign Below - This section must be completed for your instructions to be executed.

Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

Signature [PLEASE SIGN WITHIN BOX] ______ Date ______

Signature (Joint Owners) ______ Date ______

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on December 10, 2013: The Company's 2013 Proxy Statement and its 2013 Annual Report on Form 10-K are available at: http://www.oildri.com/investors/.

M63370-TBD

Proxy - OIL-DRI CORPORATION OF AMERICA

410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213

This Proxy is solicited on Behalf of the Board of Directors

The undersigned hereby appoints Richard M. Jaffee, Daniel S. Jaffee and Douglas A. Graham as Proxies, each with the full power to appoint his substitute (the action of one, if only one be present and acting, to be in any event controlling), and hereby authorizes them to represent and to vote, as designated on the reverse side, all of the shares of Common Stock and Class B Stock of Oil-Dri Corporation of America held of record by the undersigned at the close of business on October 18, 2013, at the Annual Meeting of Stockholders to be held at The Standard Club, 320 South Plymouth Court, Chicago, Illinois on December 10, 2013, at 9:30 a.m., local time, and any adjournments thereof, upon the proposals described in the Notice of Annual Meeting of Stockholders and Proxy Statement, both dated November 6, 2013, the receipt of which is hereby acknowledged. The Proxies, in their discretion, are further authorized to vote for the election of a person to the Board of Directors if any of the nominees named herein becomes unavailable to serve, and to vote on any other matters which may properly come before the Annual Meeting and any adjournments thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this Proxy will be voted FOR all nominees listed in Proposal 1 and FOR Proposal 2 to ratify the appointment of PricewaterhouseCoopers LLP as independent auditor. This Proxy will be voted with discretionary authority to the Proxies appointed hereby on all other matters that may properly come before the Annual Meeting and any adjournments thereof.

Please mark, sign, date and mail the proxy card promptly using the enclosed envelope.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be signed on reverse side.)


OIL-DRI
CORPORATION OF AMERICA

Annual Report 2013


OIL·DRI
CORPORATION OF AMERICA

Creating Value From Sorbent Minerals

Letter to Stakeholders

Fiscal 2013



Daniel S. Jaffee
President & Chief Executive Officer

What a great year 2013 was! Our strategic business units met or exceeded their plans for the year. Our sales of Cat's Pride Fresh & Light grew by 59% during the fiscal year, further proving that consumers will flock to a product that delivers superior performance and the added benefit of all the volume with less weight to carry home. We are running our TV spots again this fall. If you haven't seen them, I encourage you to follow the link below to watch them.


UP TO 25% LIGHTER
LIFT ME
Total Odor Control
CAT'S PRIDE
Fresh&Light
Quick Action
HEAVY ON PERFORMANCE
20 LBS

Our bleaching earth and animal health businesses continued to grow, while our industrial, sports turf and agricultural products delivered solid earnings. We created informative sales videos for a couple of these businesses. You will find these videos through the same link below.

During the fiscal year, we made great progress on our ten-year All-In-Quality initiative. We now have over 80 *Gemba* qualified teammates and are continuously improving our processes on a company-wide basis. We raised our dividend for the tenth consecutive year and saw our stock price rise 45% during the twelve months of fiscal 2013. The compounded annual total return to our stakeholders over the last ten years has exceeded 13%!

The most exciting part of all of this is that we believe the best is yet to come. Thank you for being a loyal Oil-Dri stakeholder. We are doing our very best to *Create Value from Sorbent Minerals*.



Scan with a QR-Code reader or visit,
http://vimeo.com/album/2572449


$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

ODC Closing Stock Price

Fiscal Years End July 31,

Financial Highlights

Fiscal Years End July 31,

Key Metrics
Dollar Amounts in Thousands

	2013	2012	2011
Return on Average Total Assets	8.2%	3.5%	5.5%
Return on Average Stockholders' Equity	15.5%	6.8%	9.7%
Cash, Cash Equivalents & Investments	$ 42,494	$ 36,256	$ 33,722
Cash, Cash Equivalents & Investments Less Notes Payable	$ 16,594	$ 6,556	$ 422

Income Statement Data
Dollar Amounts in Thousands

	2013	2012	2011
Net Sales	$ 250,583	$ 240,681	$ 226,755
Income from Operations	$ 18,871	$ 10,079	$ 13,709
Net Income	$ 14,586	$ 6,098	$ 9,051


$260,000
$245,000
$230,000
$215,000
$200,000
$250,583
$240,681
$226,755
2013
2012
2011

Net Sales
Dollar Amounts in Thousands


$15,000
$12,500
$10,000
$7,500
$5,000
$2,500
$0
$14,586
$6,098
$9,051
2013
2012
2011

Net Income
Dollar Amounts in Thousands

Balance Sheet Data
Dollar Amounts in Thousands

	2013	2012	2011
Working Capital	$ 71,925	$ 66,080	$ 65,336
Total Assets	$ 183,559	$ 174,267	$ 173,393
Notes Payable	$ 25,900	$ 29,700	$ 33,300

Per Share Data

	2013	2012	2011
Net Income per Diluted Share	$ 2.07	$ 0.85	$ 1.26
Book Value per Share	$ 14.96	$ 12.19	$ 13.63
Common Stock Price at July 31,	$ 31.86	$ 21.93	$ 20.69

Form 10-K

Fiscal 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission File Number 001-12622

OIL-DRI CORPORATION OF AMERICA

Delaware	**36-2048898**
(State or other jurisdiction of incorporation or organization)	(IRS. Employer Identification No.)

410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213

(312) 321-1515

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.10 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act:

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

The aggregate market value of Oil-Dri's Common Stock owned by non-affiliates as of January 31, 2013 was $134,341,000.

Number of shares of each class of Oil-Dri's capital stock outstanding as of September 30, 2013:

Common Stock – 4,949,243 shares

Class B Stock – 2,069,746 shares

Class A Common Stock – 0 shares

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference: Oil-Dri's Proxy Statement for its 2013 Annual Meeting of Stockholders ("Proxy Statement"), which will be filed with the Securities and Exchange Commission ("SEC") not later than November 28, 2013 (120 days after the end of Oil-Dri's fiscal year ended July 31, 2013), is incorporated into Part III of this Annual Report on Form 10-K, as indicated herein.

CONTENTS

Item		Page
	PART I	
1	Business	5
1A.	Risk Factors	11
1B.	Unresolved Staff Comments	17
2	Properties	18
3	Legal Proceedings	21
4	Mine Safety Disclosure	21
	PART II	
5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
6	Selected Financial Data	25
7	Management's Discussion and Analysis of Financial Condition and Results of Operations	26
7A.	Quantitative and Qualitative Disclosures About Market Risk	36
8	Financial Statements and Supplementary Data	37
	Management's Report on Internal Control Over Financial Reporting	65
	Report of Independent Registered Public Accounting Firm	66
9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	67
9A.	Controls and Procedures	67
9B.	Other Information	67
	PART III	
10	Directors, Executive Officers and Corporate Governance	68
11	Executive Compensation	68
12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	68
13	Certain Relationships and Related Transactions, and Director Independence	68
14	Principal Accountant Fees and Services	68

CONTENTS (CONTINUED)

Item		Page
	PART IV	
15	Exhibits and Financial Statement Schedule	69
	Signatures	74
	Schedule II - Valuation and Qualifying Accounts	76
	Exhibit Index	77

FORWARD-LOOKING STATEMENTS

Certain statements in this report, including those under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and those statements elsewhere in this report and other documents we file with the SEC, contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as "expect," "outlook," "forecast," "would," "could," "should," "project," "intend," "plan," "continue," "believe," "seek," "estimate," "anticipate," "may," "assume," variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially, including those described in Item 1A "Risk Factors" below and other documents we file with the SEC. Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, intended, expected, believed, estimated, projected or planned. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except to the extent required by law, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise.

TRADEMARK NOTICE

Agsorb, Amlan, Calibrin, Cat's Pride, ConditionAde, Flo-Fre, Fresh & Light, Jonny Cat, KatKit, Oil-Dri, Pel-Unite, Perform, Pro Mound, Pure-Flo, Rapid Dry, Select, Terra-Green, Ultra-Clear and Verge are all registered trademarks of Oil-Dri Corporation of America or of its subsidiaries. MD-09, Pro's Choice and Saular are trademarks of Oil-Dri Corporation of America. Fresh Step is a registered trademark of The Clorox Company ("Clorox").

PART I

ITEM 1 – BUSINESS

In 1969, Oil-Dri Corporation of America was incorporated in Delaware as the successor to an Illinois corporation incorporated in 1946; the Illinois corporation was the successor to a partnership that commenced business in 1941. Except as otherwise indicated herein or as the context otherwise requires, references to "Oil-Dri," the "Company," "we," "us" or "our" refer to Oil-Dri Corporation of America and its subsidiaries.

GENERAL BUSINESS DEVELOPMENTS

During fiscal 2013 we experienced strong sales growth in global markets for products in our Business to Business Products Group. Also contributing to fiscal 2013 results were reduced trade spending and lower advertising in our Retail and Wholesale Products Group, following substantial promotions spending in fiscal 2012 for our new Cat's Pride Fresh & Light products. In fiscal 2013, we completed the production relocation of certain products between our manufacturing facilities, which started at the end of fiscal 2012, with minimal additional transition costs. See Note 2 of the Notes to the Consolidated Financial Statements for further information about the production relocation charge. In addition, our fiscal 2013 results reflected the benefit from the utilization of a portion of our domestic alternative minimum tax ("AMT") attributes, which resulted in a significantly lower effective tax rate. See Note 6 of the Notes to the Consolidated Financial Statements for further discussion of our income taxes. During fiscal 2013 we experienced certain cost increases to produce and transport our products. We expect transportation cost increases to continue due to recent trends and regulations in the freight industry and our concerted efforts to enhance customer service. In addition, advertising and promotions spending in fiscal 2014 is expected to be greater than in fiscal 2013.

We maintained a strong balance sheet in fiscal 2013. Cash, cash equivalents and short-term investments increased during the year even as we invested in our capital assets, paid higher dividends and repaid debt. We estimate cash requirements for capital expenditures in fiscal 2014 to be higher than in fiscal 2013 due to projects at our manufacturing facilities.

PRINCIPAL PRODUCTS

We are a leader in developing, manufacturing and marketing sorbent products. Our sorbent products are principally produced from clay minerals, primarily consisting of montmorillonite and attapulgite and, to a lesser extent, other clay-like sorbent materials, such as Antelope shale, which we refer to collectively as our "clay" or our "minerals." Our sorbent technologies include absorbent and adsorbent products. Absorbents, like sponges, draw liquids up into their many pores. Examples of our absorbent clay products are Cat's Pride and Jonny Cat branded premium cat litter, as well as other private label cat litters. We also produce Oil-Dri branded floor absorbents, Agsorb and Verge agricultural chemical carriers and ConditionAde and Calibrin enterosorbents used in animal feed. Adsorbent products attract impurities in liquids, such as metals and surfactants, and form low-level chemical bonds. Examples of our adsorbent products are Oil-Dri synthetic sorbents, which are used for industrial cleanup, and Pure-Flo, Perform and Select bleaching clay products, which act as a filtration media for edible oils, fats and tallows. Also, our Ultra-Clear product serves as a purification aid for petroleum-based oils and by-products. Our absorbent and adsorbent products are described in more detail below.

Agricultural and Horticultural Products

We produce a wide range of granular and powdered mineral absorbent products that are used as carriers for crop protection chemicals, drying agents, bulk processing aids, growing media components and seed enhancement media. Our brands include: Agsorb, an agricultural chemical carrier and drying agent; Verge, an engineered granule agricultural chemical carrier; Flo-Fre, a highly absorbent microgranule flowability aid; Terra-Green, a growing media supplement; and Pel-Unite, an animal feed binder.

Agsorb and Verge carriers are used as an alternative to agricultural sprays. The clay granules absorb active ingredients and are then delivered directly into, or on top of, the ground providing a more precise application than chemical sprays. Verge carriers are spherical, uniform-sized granules with very low dust. Agsorb drying agent is blended into fertilizer-pesticide blends applied by farmers to absorb moisture and improve flowability. Agsorb also acts as a flowability aid for fertilizers and chemicals used in the lawn and garden market. Flo-Fre microgranules are used by grain processors and other large handlers of bulk products to soak up excess moisture preventing caking. We employ technical sales people to market these products in the United States.

Animal Health and Nutrition Products

We produce several products used in the livestock feed industry under the Amlan trademark. Calibrin and ConditionAde enterosorbent products are used in animal feed to absorb naturally-occurring mycotoxins found in feed. These products work to improve animal health and productivity. Our MD-09 moisture manager product is a feed additive for the reduction of wet droppings in poultry. Pel-Unite and Pel-Unite Plus products are specialized animal feed binders used in the manufacture of pelleted feeds. These products are sold through a network of feed products distributors in the United States and primarily through exclusive distribution agreements with animal health and nutrition products distributors in Latin America, Africa, the Middle East and Asia.

Bleaching Clay and Purification Aid Products

We produce an array of bleaching, purification and filtration applications used by edible oil, jet fuel and other petroleum-based product processors around the world. Bleaching clays are used by edible oil processors to adsorb soluble contaminants that create oxidation problems. Our Pure-Flo and Perform bleaching clays remove impurities, such as trace metals, chlorophyll and color bodies, in various types of edible oils. Perform products provide increased activity for hard-to-bleach oils. Our Select adsorbents are used to remove contaminants in vegetable oil processing and can be used to prepare oil prior to the creation of biodiesel fuel. Our Ultra-Clear product is used as a filtration and purification medium for jet fuel and other petroleum-based products. These products are marketed in the United States and in international markets. The products are supported by our team of technical sales employees as well as by agent representatives and the services of our research and development group.

Cat Litter Products

We produce two types of mineral-based cat litter products, traditional coarse and scoopable, both of which have absorbent and odor controlling characteristics. Scoopable litters have the additional characteristic of clumping when exposed to moisture, allowing the consumer to selectively dispose of the used portion of the litter. Our coarse and scoopable products are sold under our Cat's Pride and Jonny Cat brand names. At the end of fiscal 2013, we added a paper-based cat litter to our Cat's Pride product line. We also package and market Cat's Pride KatKit and Jonny Cat cat litter in a disposable tray, as well as Cat's Pride and Jonny Cat litter pan liners. We manufacture Fresh Step brand coarse cat litter for Clorox, as discussed below. We also produce private label cat litters for other customers that are sold through independent food brokers and our sales force to major retail outlets.

We have two long-term supply arrangements (one of which is material to our business) under which we manufacture branded traditional litters for other marketers. Under these co-manufacturing relationships, the marketer controls all aspects of sales, marketing, and distribution, as well as the odor control formula, and we are responsible for manufacturing. The long-term supply agreement that is material to our business is with Clorox, under which we have the exclusive right to supply Clorox's requirements for Fresh Step coarse cat litter up to certain levels.

Industrial and Automotive Sorbent Products

We manufacture or purchase products from clay, polypropylene and recycled cotton materials that absorb oil, grease, water and other types of spills. These products are used in industrial, home and automotive environments. Our clay-based sorbent products, such as Oil-Dri branded floor absorbent, are used for floor maintenance in industrial applications to provide a non-slip and non-flammable surface for workers. These floor absorbents are also used in automotive repair facilities, car dealerships and other industrial applications, as well as for home use in garages and driveways. Our Oil-Dri branded polypropylene-based and cotton-based products are sold in various forms, such as pads, rolls, socks, booms and spill kits.

Industrial and automotive sorbent products are sold through a distribution network that includes industrial, auto parts, safety, sanitary supply, chemical and paper distributors. These products are also sold through environmental service companies, mass merchandisers, catalogs and the Internet.

Sports Products

Pro's Choice sports field products are used on baseball, softball, football and soccer fields. Pro's Choice soil conditioners are used in field construction or as top dressing to absorb moisture, suppress dust and improve field performance. Pro Mound packing clay is used to construct pitcher's mounds and batter's boxes. Rapid Dry drying agent is used to dry up puddles and slick spots after rain. Sports products are used at all levels of play, including professional, college and high school and on municipal fields. These products are sold through a network of distributors specializing in sports turf products.

BUSINESS SEGMENTS

We have two reportable operating segments for financial reporting derived from the different characteristics of our two major customer groups: Retail and Wholesale Products Group and Business to Business Products Group. The Retail and Wholesale Products Group customers include mass merchandisers, wholesale clubs, drugstore chains, pet specialty retail outlets, dollar stores, retail grocery stores, distributors of industrial cleanup and automotive products, environmental service companies and sports field product users. The Business to Business Products Group customers include processors and refiners of edible oils, petroleum-based oils and biodiesel fuel, manufacturers of animal feed and agricultural chemicals and marketers of consumer products. Certain financial information on both segments is contained in Note 3 of the Notes to the Consolidated Financial Statements and is incorporated herein by reference.

We do not manage our business, allocate resources or generate revenue data by product line. Any of our products may be sold in one or both of our operating segments. Information concerning total revenue of classes of similar products accounting for more than 10% of consolidated revenues in any of the last three fiscal years is not separately provided because it would be impracticable to do so.

FOREIGN OPERATIONS

Our wholly-owned subsidiary, Oil-Dri Canada ULC, is a manufacturer and marketer of branded and private label cat litter in the Canadian marketplace. Among its leading brands are Saular, Cat's Pride and Jonny Cat. Our Canadian business also manufactures or purchases and sells industrial granule floor absorbents, synthetic polypropylene sorbent materials and agricultural chemical carriers.

Our wholly-owned subsidiary, Oil-Dri (U.K.) Limited, is a manufacturer and marketer of industrial floor absorbents, bleaching earth and cat litter. These products are marketed in the United Kingdom and Western Europe. Oil-Dri (U.K.) Limited also sells synthetic polypropylene sorbent materials, filtration units and plastic containment products.

Our wholly-owned subsidiary, Oil-Dri SARL, is a Swiss company that performs various management, customer service and administrative functions for the international business of our domestic operations.

Our foreign operations are subject to the normal risks of doing business overseas, such as currency fluctuations, restrictions on the transfer of funds and import/export duties. We were not materially impacted by these foreign currency fluctuations in any of our last three fiscal years. See Item 7A "Quantitative and Qualitative Disclosures About Market Risk" for further information about our foreign markets risks. Certain financial information about our foreign operations is contained in Note 3 of the Notes to the Consolidated Financial Statements and is incorporated herein by reference.

CUSTOMERS

Sales to Wal-Mart Stores, Inc. ("Walmart") and its affiliates accounted for approximately 20%, 22% and 21% of our total net sales for the fiscal years ended July 31, 2013, 2012 and 2011, respectively. Walmart is a customer in our Retail and Wholesale Products Group segment. There are no customers in the Business to Business Products Group with sales equal to or greater than 10% of our total sales; however, sales to Clorox (a customer in our Business to Business Products Group) and its affiliates accounted for approximately 7%, 7% and 8% of total net sales for fiscal years 2013, 2012 and 2011, respectively. The degree of margin contribution of our significant customers in the Business to Business Products Group varies, with certain customers having a greater effect on our operating results. The loss of any customer other than those described in this paragraph would not be expected to have a material adverse effect on our business.

COMPETITION

Price, customer service, marketing, technical support, product quality and distribution resources are the principal methods of competition in our markets and competition historically has been very vigorous. Some of our competitors, particularly in the sale of cat litter (the largest product in our Retail and Wholesale Products Group), have substantially greater financial resources or market presence and have established brands.

In our Retail and Wholesale Products Group, we have five principal competitors, including one which is also a customer of ours. The overall cat litter market has been stable in recent years. Scoopable products have a majority of the cat litter market share followed by traditional coarse products. The overwhelming majority of all cat litter is mineral based; however, cat litters based on alternative strata such as paper, various agricultural waste products and silica gels have niche positions. The consumer trend away from regional grocery stores towards large national retailers, such as supercenter-type stores, dollar stores and pet specialty stores, has presented competitive challenges as well as opportunities. These retailers enjoy substantial negotiating leverage over their suppliers, including us; however, our operations support nation-wide distribution, which gives us a potential advantage over smaller and regional manufacturers.

In the Business to Business Products Group, we have 16 principal competitors. Our agricultural chemical carrier products have experienced competition from new engineered granular technologies in the agricultural and horticultural markets. Our bleaching clay and fluids purification products are sold in a highly cost competitive global marketplace. Performance is a primary competitive factor for these products. The animal health portion of this segment also operates in a global marketplace with price and performance competition from multi-national and local competitors.

PATENTS

We have obtained or applied for patents for certain of our processes and products sold to customers in both the Retail and Wholesale Products Group and the Business to Business Products Group. These patents expire at various times, including fiscal 2014. We expect no material impact on our business from the expiration of patents this year.

BACKLOG; SEASONALITY

As of July 31, 2013, 2012 and 2011, our backlog of orders were valued at approximately $8,503,000, $4,741,000 and $5,145,000, respectively. The value of backlog orders is determined by the number of tons on backlog order and the net selling prices. The backlog order value increase as of July 31, 2013 reflected both a greater number of tons and higher net selling prices. All backlog orders are expected to be filled within the next 12 months. We consider our business, taken as a whole, to be moderately seasonal; however, business activities of certain customers (such as agricultural chemical manufacturers) are subject to such seasonal factors as crop acreage planted, product formulation cycles and weather conditions.

EFFECTS OF INFLATION

Inflation generally affects us by increasing the cost of employee wages and benefits, transportation, processing equipment, purchased raw materials and packaging, energy and borrowings under our credit facility. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 7A "Quantitative and Qualitative Disclosures About Market Risk" below.

RESERVES

We mine our clay on leased or owned land near our manufacturing facilities in Mississippi, Georgia, Illinois and California; we also have reserves in Nevada, Oregon and Tennessee. We estimate our proven mineral reserves as of July 31, 2013 are approximately 149,690,000 tons in aggregate and our probable reserves are approximately 138,100,000 tons in aggregate, for a total of 287,790,000 tons of mineral reserves. Based on our rate of consumption during fiscal year 2013, and without regard to any of our reserves in Nevada, Oregon and Tennessee, we consider our proven reserves adequate to supply our needs for over 40 years. Although we consider these reserves to be extremely valuable to our business, only a small portion of the reserves, those which were acquired in acquisitions, is reflected at cost on our balance sheet.

It is our policy to attempt to add to reserves in most years, but not necessarily in every year, an amount at least equal to the amount of reserves consumed in that year. We have a program of exploration for additional reserves and, although reserves have been acquired, we cannot assure that additional reserves will continue to become available. Our use of these reserves, and our ability to explore for additional reserves, are subject to compliance with existing and future federal and state statutes and regulations regarding mining and environmental compliance. During the fiscal year ended July 31, 2013, we utilized these reserves to produce a majority of the sorbent products that we sold.

Proven reserves are those reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Probable reserves are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. We employ geologists and mineral specialists who estimate and evaluate existing and potential reserves in terms of quality, quantity and availability.

MINING OPERATIONS

We have conducted mining operations in Ripley, Mississippi since 1963, in Ochlocknee, Georgia since 1968, in Blue Mountain, Mississippi since 1989, in Mounds, Illinois since 1998 and in Taft, California since 2002. Our clay is surface mined on a year-round basis, generally using large earth moving scrapers, bulldozers, or excavators and off-road trucks to remove overburden (non-usable material), and then loaded into dump trucks with backhoes or front end loaders for movement to the processing facilities. The mining and hauling of our clay is performed by us and by independent contractors. Our current operating mines range in distance from immediately adjacent to approximately 13 miles from the related processing plants. Processing facilities are generally accessed from the mining areas by private roads and in some instances by public highways. Each of our processing facilities maintains inventories of unprocessed clay of approximately one week of production requirements. See Item 2 "Properties" below for additional information regarding our mining properties and operations.

The following schedule summarizes the net book value of land and other plant and equipment for each of our manufacturing facilities:

	Land		Plant and Equipment	
	(in thousands)			
Ochlocknee, Georgia	$	8,646	$	18,700
Ripley, Mississippi	$	1,772	$	10,964
Mounds, Illinois	$	1,545	$	1,692
Blue Mountain, Mississippi	$	878	$	10,919
Taft, California	$	1,391	$	3,630

EMPLOYEES

As of July 31, 2013, we employed 727 persons, 43 of whom were employed by our foreign subsidiaries. We believe our corporate offices, research and development center and manufacturing facilities are adequately staffed and no material labor shortages are anticipated. Approximately 45 of our employees in the U.S. and approximately 21 of our employees in Canada are represented by labor unions, with whom we have entered into separate collective bargaining agreements. We consider our employee relations to be satisfactory.

ENVIRONMENTAL COMPLIANCE

Our mining and manufacturing operations and facilities in Georgia, Mississippi, California and Illinois are required to comply with state surface mining and environmental protection statues. These domestic locations and our Canadian operations are subject to various federal, state and local statutes, regulations and ordinances which govern the discharge of materials, water and waste into the environment or otherwise regulate our operations. In recent years, environmental regulation has grown increasingly stringent, a trend that we expect will continue. We endeavor to be in compliance at all times and in all material respects with all applicable environmental controls and regulations. As a result, expenditures relating to environmental compliance have increased over the years; however, these expenditures have not been material. As part of our ongoing environmental compliance activities, we incur expenses in connection with reclaiming mining sites. Historically, reclamation expenses have not had a material effect on our cost of sales.

In addition to the environmental requirements relating to our mining and manufacturing operations and facilities, there is increasing federal and state regulation with respect to the content, labeling, use, and disposal after use of various products that we sell. We endeavor to be in compliance at all times and in all material respects with those regulations and to assist our customers in that compliance.

We cannot assure that, despite all commercially reasonable efforts, we will always be in compliance in all material respects with all applicable environmental regulations or with requirements regarding the content, labeling, use, and disposal after use of our products; nor can we assure that from time to time enforcement of such requirements will not have a material adverse effect on our business. See Item 1A "Risk Factors" below for a discussion of these and other risks to our business.

ENERGY

We primarily used natural gas in the processing of our clay products during fiscal 2013. We have the ability to switch among various energy sources, including natural gas, recycled oil and coal as permitted. See Item 7A "Quantitative and Qualitative Disclosures About Market Risk" below for more information about commodity risk with respect to our energy use.

RESEARCH AND DEVELOPMENT

At our research and development facility in Vernon Hills, Illinois, we develop new products and applications and improve existing products. The facility's staff (and various consultants they engage from time to time) may consist of geologists, mineralogists and chemists. In the past several years, our research efforts have resulted in a number of new sorbent products and processes. The facility produces prototype samples and tests new products for customer trial and evaluation. No significant research and development was customer sponsored, and all research and development costs are expensed in the period in which incurred. See Note 1 of the Notes to the Consolidated Financial Statements for further information about research and development expenses.

AVAILABLE INFORMATION

This Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to all of the foregoing reports, are made available free of charge on or through the "Investor Information" section of our website at www.oildri.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.

Information related to corporate governance at Oil-Dri, including its Code of Ethics and Business Conduct, information concerning executive officers, directors and Board committees, and transactions in Oil-Dri securities by directors and executive officers, is available free of charge on or through the "Investor Information" section of our website at www.oildri.com. The information on our website in not included as a part of, nor incorporated by reference into, this Annual Report on Form 10-K.

ITEM 1A – RISK FACTORS

We seek to identify, manage and mitigate risks to our business, but risk and uncertainty cannot be eliminated or necessarily predicted. You should consider the following factors carefully, in addition to other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities.

Risks Related to our Business

Our future growth and financial performance depend in large part on successful new product introductions.

A significant portion of our net sales comes from the sale of products in mature categories, some of which have had little or no volume growth or have had volume declines in recent fiscal years. Our future growth and financial performance will require that we successfully introduce new products or extend existing product offerings to meet emerging customer needs, technological trends and product market opportunities. We cannot be certain that we will achieve these goals. The development and introduction of new products generally require substantial and effective research, development and marketing expenditures, some or all of which may be unrecoverable if the new products do not gain market acceptance. New product development itself is inherently risky, as research failures, competitive barriers arising out of the intellectual property rights of others, launch and production difficulties, customer rejection and unexpectedly short product life cycles may occur even after substantial effort and expense on our part. Even in the case of a successful launch of a new product, the ultimate benefit we realize may be uncertain if the new product "cannibalizes" sales of our existing products beyond expected levels.

We face intense competition in our markets.

Our markets are highly competitive and we expect that both direct and indirect competition will increase in the future. Our overall competitive position depends on a number of factors including price, customer service, marketing, technical support, product quality and delivery. Some of our competitors, particularly in the sale of cat litter (the largest product in our Retail and Wholesale Products Group), have substantially greater financial resources or market presence and have established brands. The competition in the future may, in some cases, result in price reductions, reduced margins or loss of market share or product distribution, any of which could materially and adversely affect our business, operating results and financial condition. If we fail to compete successfully based on these or other factors, our business, financial condition and future financial results could be materially and adversely affected.

Our periodic results may be volatile.

Our operating results have varied on a quarterly basis during our operating history and are likely to fluctuate significantly in the future. Our expense levels are based, in part, on our expectations regarding future net sales, and many of our expenses are fixed, particularly in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of net sales in relation to our expectations could negatively affect our quarterly operating results. Our operating results may be below the expectations of our investors as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

- fluctuating demand for our products and services;
- size and timing of sales of our products and services;
- the mix of products with varying profitability sold in a given quarter;
- changes in our operating costs including raw materials, energy, transportation, packaging, overburden removal, trade spending and marketing, wages and other employee-related expenses such as health care costs, and other costs;
- our ability to anticipate and adapt to rapidly changing conditions;
- introduction of new products and services by us or our competitors;
- our ability to successfully implement price increases and surcharges, as well as other changes in our pricing policies or those of our competitors;
- variations in purchasing patterns by our customers, including due to weather conditions;
- the ability of major customers and other debtors to meet their obligations to us as they come due;
- our ability to successfully manage regulatory, intellectual property, tax and legal matters;
- the incurrence of restructuring, impairment or other charges; and
- general economic conditions and specific economic conditions in our industry and the industries of our customers.

Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance.

Acquisitions involve a number of risks, any of which could cause us not to realize the anticipated benefits.

We intend from time to time to strategically explore potential opportunities to expand our operations and reserves through acquisitions. Identification of good acquisition candidates is difficult and highly competitive. If we are unable to identify attractive acquisition candidates, complete acquisitions, and successfully integrate the companies, businesses or properties that we acquire, our profitability may decline and we could experience a material adverse effect on our business, financial condition, or operating results. Acquisitions involve a number of inherent risks, including:

- uncertainties in assessing the value, strengths, and potential profitability of acquisition candidates, and in identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental, legacy product or mining safety liabilities) of those candidates;
- the potential loss of key customers, management and employees of an acquired business;
- the ability to achieve identified operating and financial synergies anticipated to result from an acquisition;
- problems that could arise from the integration of the acquired business; and
- unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition.

Any one or more of these factors could cause us not to realize the benefits we anticipate to result from an acquisition. Moreover, acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. In addition, future acquisitions could result in our assuming more long-term liabilities relative to the value of the acquired assets than we have assumed in our previous acquisitions.

We depend on a limited number of customers for a large portion of our net sales.

A limited number of customers account for a large percentage of our net sales, as described in Item 1 "Business" above. The loss of, or a substantial decrease in the volume of, purchases by Walmart, Clorox or any of our other top customers would harm our sales and profitability. In addition, an adverse change in the terms of our dealings with, or in the financial wherewithal or viability of, one or more of our significant customers could harm our business, financial condition and results of operations.

We expect that a significant portion of our net sales will continue to be derived from a small number of customers and that the percentage of net sales represented by these customers may increase. As a result, changes in the strategies of our largest customers may reduce our net sales. These strategic changes may include a reduction in the number of brands they carry or a shift of shelf space to private label products or increased use of global or centralized procurement initiatives. In addition, our business is based primarily upon individual sales orders placed by customers rather than contracts with a fixed duration. Accordingly, most of our customers could reduce their purchasing levels or cease buying products from us on relatively short notice. While we do have long-term contracts with certain of our customers, including Clorox, even these agreements are subject to termination in certain circumstances. In addition, the degree of profit margin contribution of our significant customers varies. If a significant customer with a more favorable profit margin was to terminate its relationship with us or shift its mix of product purchases to lower-margin products, it would have a disproportionately adverse impact on our results of operations.

Price or trade concessions, or the failure to make them to retain customers, could adversely affect our sales and profitability.

The products we sell are subject to significant price competition. From time to time, we may need to reduce the prices for some of our products to respond to competitive and customer pressures and to maintain market share. These pressures are often exacerbated during an economic downturn. Any reduction in prices to respond to these pressures would reduce our profit margins. In addition, if our sales volumes fail to grow sufficiently to offset any reduction in margins, our results of operations would suffer. Because of the competitive environment facing many of our customers, particularly our high-volume mass merchandiser customers, these customers have increasingly sought to obtain price reductions, specialized packaging or other concessions from product suppliers. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. To the extent we provide these concessions, our profit margins are reduced. Further, if we are unable to maintain terms that are acceptable to our customers, these customers could reduce purchases of our products and increase purchases of products from our competitors, which would harm our sales and profitability.

Increases in energy and other commodity prices would increase our operating costs, and we may be unable to pass all these increases on to our customers in the form of higher prices and surcharges.

If our energy costs increase disproportionately to our net sales, our earnings could be significantly reduced. Increases in our operating costs may reduce our profitability if we are unable to pass all the increases in energy and other commodity prices on to our customers through price increases or surcharges. Sustained price increases or surcharges in turn may lead to declines in volume, and while we seek to project tradeoffs between price increases and surcharges, on the one hand, and volume, on the other, there can be no assurance that our projections will prove to be accurate.

We are subject to volatility in the price and availability of natural gas, as well as other sources of energy. In the past, we have endeavored to reallocate a portion of our energy needs among different sources of energy due to seasonal supply limitations and the higher cost of one particular fuel relative to other fuels; however, there can be no assurance that we will be able to effectively reallocate among different fuels in the future. From time to time, we may use forward purchase contracts or financial instruments to hedge the volatility of a portion of our energy costs. The success or failure of any such hedging transactions depends on a number of factors, including our ability to anticipate and manage volatility in energy prices, the general demand for fuel by the manufacturing sector, seasonality and the weather patterns throughout the United States and the world.

The prices of other commodities such as paper, plastic resins, synthetic rubber, raw materials and steel significantly influence the costs of packaging, replacement parts and equipment we use in the manufacture of our products and the maintenance of our facilities. As a result, increases in the prices of these commodities generally increase the costs of the related materials we use. These increased materials costs present the same types of risks as described above with respect to increased energy costs.

Our business could be negatively affected by supply, capacity, information technology and logistics disruptions.

Supply, capacity, information technology and logistics disruptions could adversely affect our ability to manufacture, package or transport our products. Some of our products require raw materials that are provided by a limited number of suppliers, or are demanded by other industries or are simply not available at times. Also, some of our products are manufactured on equipment at or near its capacity thus limiting our ability to sell additional volumes of such products until more capacity is obtained. Moreover, disruptions or failures in our information technology or phone systems could adversely affect our communications and business operations. In addition, an increase in truck or ocean freight costs may reduce our profitability if we are unable to pass such increases on to our customers through price increases or surcharges, and a decrease in transportation availability may affect our ability to deliver our products to our customers and consequently decrease customer satisfaction and future orders.

Reductions in inventory by our customers could adversely affect our sales and increase our inventory risk.

From time to time, customers in both our Retail and Wholesale Products Group and our Business to Business Products Group have reduced inventory levels as part of managing their working capital requirements. Any reduction in inventory levels by our customers would harm our operating results for the financial periods affected by the reductions. In particular, continued consolidation within the retail industry could potentially reduce inventory levels maintained by our retail customers, which could adversely affect our results of operations for the financial periods affected by the reductions.

The value of our inventory may decline as a result of surplus inventory, price reductions or obsolescence. We must identify the right product mix and maintain sufficient inventory on hand to meet customer orders. Failure to do so could adversely affect our revenue and operating results. If circumstances change (for example, an unexpected shift in market demand, pricing or customer defaults) there could be a material impact on the net realizable value of our inventory. We maintain an inventory valuation reserve account against diminution in the value or salability of our inventory; however, there is no guaranty that these arrangements will be sufficient to avoid write-offs in excess of our reserves.

Environmental, health and safety matters create potential compliance and other liability risks.

We are subject to a variety of federal, state, local and foreign laws and regulatory requirements relating to the environment and to health and safety matters. For example, our mining operations are subject to extensive governmental regulation on matters such as permitting and licensing requirements, workplace safety, plant and wildlife protection, wetlands and other environmental protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, and the effects that mining has on groundwater quality and availability. We believe we have obtained all material permits and licenses required to conduct our present operations. We will, however, need additional permits and renewals of permits in the future.

The expense, liabilities and requirements associated with environmental, health and safety laws and regulations are costly and time-consuming and may delay commencement or continuation of exploration, mining or manufacturing operations. We have incurred, and will continue to incur, significant capital and operating expenditures and other costs in complying with environmental, health and safety laws and regulations. In recent years, regulation of environmental, health and safety matters has grown increasingly stringent, a trend that we expect will continue. Substantial penalties may be imposed if we violate certain of these laws and regulations even if the violation was inadvertent or unintentional. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and administrative, civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting our operations. Under the "joint and several" liability principle of certain environmental laws, we may be held liable for all remediation costs at a particular site and the amount of that liability could be material. In addition, future environmental laws and regulations could restrict our ability to expand our facilities or extract our existing reserves or could require us to acquire costly equipment or to incur other significant expenses in connection with our business. There can be no assurance that future events, including changes in any environmental requirements and the costs associated with complying with such requirements, will not have a material adverse effect on us.

Government regulation imposes significant costs on us, and future regulatory changes (or related customer responses to regulatory changes) could increase those costs or limit our ability to produce and sell our products.

In addition to the regulatory matters described above, our operations are subject to various federal, state, local and foreign laws and regulations relating to the manufacture, packaging, labeling, content, storage, distribution and advertising of our products and the conduct of our business operations. For example, in the United States, some of our products are regulated by the Food and Drug Administration, the Consumer Product Safety Commission and the Environmental Protection Agency and our product claims and advertising are regulated by the Federal Trade Commission. Most states have agencies that regulate in parallel to these federal agencies. In addition, our international sales and operations are subject to regulation in each of the foreign jurisdictions in which we manufacture, distribute or sell our products. There is increasing federal and state regulation with respect to the content, labeling, use, and disposal after use of various products we sell. Throughout the world, but particularly in the United States and Europe, there is also increasing government scrutiny and regulation of the food chain and products entering or affecting the food chain.

If we are found to be out of compliance with applicable laws and regulations in these or other areas, we could be subject to loss of customers and to civil remedies, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business. Loss of or failure to obtain necessary permits and registrations could delay or prevent us from meeting product demand, introducing new products, building new facilities or acquiring new businesses and could adversely affect operating results. If these laws or regulations are changed or interpreted differently in the future, it may become more difficult or expensive for us to comply. In addition, investigations or evaluations of our products by government agencies may require us to adopt additional labeling, safety measures or other precautions, or may effectively limit or eliminate our ability to market and sell these products. Accordingly, there can be no assurance that current or future governmental regulation will not have a material adverse effect on our business or that we will be able to obtain or renew required governmental permits and registrations in the future.

We are also experiencing increasing customer scrutiny of the content and manufacturing of our products, particularly our products entering or affecting the food chain, in parallel with the increasing government regulation discussed above. Our customers may impose product specifications or other requirements that are different from, and more onerous than, applicable laws and regulations. As a result, the failure of our products to meet these additional requirements may result in loss of customers and decreased sales of our products even in the absence of any actual failure to comply with applicable laws and regulations. There can be no assurance that future customer requirements concerning the content or manufacturing of our products will not have a material adverse effect on our business.

We depend on our mining operations for a majority of our supply of sorbent minerals.

Most of our principal raw materials are sorbent minerals mined by us or independent contractors on land that we own or lease. While our mining operations are conducted in surface mines, which do not present many of the risks associated with deep underground mining, our mining operations are nevertheless subject to many conditions beyond our control. Our mining operations are affected by weather and natural disasters, such as heavy rains and flooding, equipment failures and other unexpected maintenance problems, variations in the amount of rock and soil overlying our reserves, variations in geological conditions, fires and other accidents, fluctuations in the price or availability of supplies and other matters. Any of these risks could result in significant damage to our mining properties or processing facilities, personal injury to our employees, environmental damage, delays in mining or processing, losses or possible legal liability. We cannot predict whether or the extent to which we will suffer the impact of these and other conditions in the future.

We may not be successful in acquiring adequate additional reserves in the future.

We have an ongoing program of exploration for additional reserves on existing properties as well as through the potential acquisition of new owned or leased properties; however, there can be no assurance that our attempts to acquire additional reserves in the future will be successful. Our ability to acquire additional reserves in the future could be limited by competition from other companies for attractive properties, the lack of suitable properties that can be acquired on terms acceptable to us or restrictions under our existing or future debt facilities. We may not be able to negotiate new leases or obtain mining contracts for properties containing additional reserves or renew our leasehold interests in properties on which operations are not commenced during the term of the lease. Also, requirements for environmental compliance may restrict exploration or use of lands that might otherwise be utilized as a source of reserves.

The loss of any key member of our senior management team may impede the implementation of our business plans in a timely manner.

The execution of our business plans depends in part upon the continued service of our senior management team, who possess unique and extensive industry knowledge and experience. The loss or other unavailability of one or more of the key members of our senior management team could adversely impact our ability to manage our operations effectively and/or pursue our business strategy. No company-owned life insurance coverage has been obtained on these team members.

We face risks as a result of our international sales and business operations.

We derived approximately 22% of our net sales from sales outside of the United States in the fiscal year ended July 31, 2013. Our ability to sell our products and conduct our operations outside of the United States is subject to a number of risks. Local economic, political and labor conditions in each country could adversely affect demand for our products or disrupt our operations in these markets, particularly when local political and economic conditions are unstable. In addition, international sales and operations are subject to currency exchange fluctuations, fund transfer restrictions and import/export duties, and international operations are subject to foreign regulatory requirements and issues, including with respect to environmental matters. Any of these matters could result in sudden, and potentially prolonged, changes in demand for our products. Also, we may have difficulty enforcing agreements and collecting accounts receivable through a foreign country's legal system.

We may incur adverse safety events or product liability claims that may be costly, create adverse publicity and may add further governmental regulation.

If any of the products that we sell cause, or appear to cause, harm to any of our customers or to consumers, we could be exposed to product liability lawsuits, heightened regulatory scrutiny, requirements for additional labeling, withdrawal of products from the market, imposition of fines or criminal penalties or other governmental actions. Any of these actions could result in material write-offs of inventory, material impairments of intangible assets, goodwill and fixed assets, material restructuring charges and other adverse impacts on our business operations. We cannot predict with certainty the eventual outcome of any pending or future litigation, and we could be required to pay substantial judgments or settlements against us or change our product formulations in response to governmental action. Further, lawsuits can be expensive to defend, whether or not they have merit, and the defense of these actions may divert the attention of our management and other resources that would otherwise be engaged in managing our business and our reputation could suffer, any of which could harm our business.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.

Section 404 of the Sarbanes-Oxley Act and related SEC rules require that we perform an annual management assessment of the design and effectiveness of our internal control over financial reporting and obtain an opinion from our independent registered public accounting firm on our internal control over financial reporting. Our assessment concluded that our internal control over financial reporting was effective as of July 31, 2013 and we obtained from our independent registered public accounting firm an unqualified opinion on our internal control over financial reporting; however, there can be no assurance that we will be able to maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time in future periods. Accordingly, we cannot assure that we will be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our Common Stock could drop significantly.

Risks Related to Our Common Stock

Our principal stockholders have the ability to control matters requiring a stockholder vote and could delay, deter or prevent a change in control of our company.

Under our Certificate of Incorporation, the holders of our Common Stock are entitled to one vote per share and the holders of our Class B Stock are entitled to ten votes per share; the two classes generally vote together without regard to class (except that any amendment to our Certificate of Incorporation changing the number of authorized shares or adversely affecting the rights of Common Stock or Class B Stock requires the separate approval of the class so affected as well as the approval of both classes voting together). As a result, the holders of our Class B Stock exert control over us and thus limit the ability of other stockholders to influence corporate matters. Beneficial ownership of Common Stock and Class B Stock by Jaffee Investment Partnership, L.P. and its affiliates (including Richard M. Jaffee, our Chairman, and Daniel S. Jaffee, his son and our President and Chief Executive Officer) provides them with the ability to control the election of our Board of Directors and the outcome of most matters requiring the approval of our stockholders, including the amendment of certain provisions of our Certificate of Incorporation and By-Laws, the approval of any equity-based employee compensation plans and the approval of fundamental corporate transactions, including mergers and substantial asset sales. Through their concentration of voting power, our principal stockholders may be able to delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our other stockholders.

We are a "controlled company" within the meaning of the New York Stock Exchange ("NYSE") rules and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

We are a "controlled company" under the New York Stock Exchange Corporate Governance Standards. As a controlled company, we may rely on exemptions from certain NYSE corporate governance requirements that otherwise would be applicable, including the requirements:

- that a majority of the board of directors consists of independent directors;
- that we have a nominating and governance committee comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
- that we have a compensation committee comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
- that we include in our proxy statements certain information regarding compensation consultants and related conflicts of interest; and
- that we conduct an annual performance evaluation of the nominating and corporate governance and compensation committees.

We have previously relied on these exemptions, and we intend to continue to rely on them in the future. As a result, you may not have the same benefits and information available to stockholders of NYSE-listed companies that are subject to all of the NYSE corporate governance requirements.

The market price for our Common Stock may be volatile.

In recent periods, there has been volatility in the market price for our Common Stock. Furthermore, the market price of our Common Stock could fluctuate substantially in the future in response to a number of factors, including the following:

- fluctuations in our quarterly operating results or the operating results of our competitors;
- changes in general conditions in the economy, the financial markets, or the industries in which we operate;
- announcements of significant acquisitions, strategic alliances or joint ventures by us, our customers or our competitors;
- introduction of new products or services;
- increases in the price of energy sources and other raw materials; and
- other developments affecting us, our industries, customers or competitors.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our Common Stock price, regardless of our operating results. Given its relatively small public float and average daily trading volume, our Common Stock may be relatively more susceptible to volatility arising from any of these factors. There can be no assurance that the price of our Common Stock will increase in the future or be maintained at its recent levels.

Future sales of our Common Stock could depress its market price.

Future sales of shares of our Common Stock could adversely affect its prevailing market price. If our officers, directors or significant stockholders sell a large number of shares, or if we issue a large number of shares, the market price of our Common Stock could significantly decline. Moreover, the perception in the public market that stockholders might sell shares of Common Stock could depress the market for our Common Stock. Our Common Stock's relatively small public float and average daily trading volume may make it relatively more susceptible to these risks.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 – PROPERTIES

Real Property Holdings and Mineral Reserves

	Land Owned	Land Leased	Land Unpatented Claims	Total	Estimated Proven Reserves	Estimated Probable Reserves	Total
	(acres)				(thousands of tons)		
California	795	—	1,030	1,825	4,497	11,226	15,723
Georgia	3,707	1,840	—	5,547	35,673	26,350	62,023
Illinois	82	598	—	680	3,563	—	3,563
Mississippi	2,156	999	—	3,155	79,641	94,523	174,164
Nevada	535	—	—	535	23,316	2,976	26,292
Oregon	340	—	—	340	—	25	25
Tennessee	178	—	—	178	3,000	3,000	6,000
	7,793	3,437	1,030	12,260	149,690	138,100	287,790

The Mississippi, Georgia, Tennessee, Nevada, California and Illinois properties are primarily mineral in nature, except our research and development facility which is included in the Illinois owned land. We mine sorbent minerals primarily consisting of montmorillonite and attapulgite and, to a lesser extent, other clay-like sorbent materials, such as Antelope shale. We employ geologists and mineral specialists who prepared the estimated reserves of these minerals in the table above. See also Item 1 "Business" above for further information about our reserves. The locations in the table above collectively produced approximately 794,000 tons in fiscal 2013, 824,000 tons in fiscal 2012 and 844,000 tons in fiscal 2011. Parcels of such land are also sites of manufacturing facilities operated by us. We own approximately one acre of land in Laval, Quebec, Canada, which is the site of the processing and packaging facility for our Canadian subsidiary.

MINING PROPERTIES

Our mining operations are conducted on land that we own or lease. The Georgia, Illinois and Mississippi mining leases generally require that we pay a minimum monthly rent to continue the lease term. The rental payments are generally applied against a stated royalty related to the number of unprocessed, or in some cases processed, tons of minerals extracted from the leased property. Many of our mining leases have no stated expiration dates. Some of our leases, however, do have expiration dates ranging from 2014 to 2097. We would not experience a material adverse effect from the expiration or termination of any of these leases. We have a variety of access arrangements, some of which are styled as leases, for manufacturing at facilities that are not contiguous with the related mines. We would not experience a material adverse effect from the expiration or termination of any of these arrangements. See also Item 1 "Business" above for further information on our reserves.

Certain of our land holdings in California are represented by unpatented mining claims we lease from the Bureau of Land Management. These leases generally give us the contractual right to conduct mining or processing activities on the land covered by the claims. The validity of title to unpatented claims, however, is dependent upon numerous factual matters. We believe the unpatented claims we lease are in compliance with all applicable federal, state and local mining laws, rules and regulations. Future amendments to existing federal mining laws, however, could have a prospective effect on mining operations on federal lands and include, among other changes, the imposition of royalty fees on the mining of unpatented claims, the elimination or restructuring of the patent system and an increase in fees for the maintenance of unpatented claims. To the extent that future proposals may result in the imposition of royalty fees on unpatented lands, the mining of our unpatented claims may become economically unfavorable. We cannot predict the form that any such amendments might take or whether or when such amendments might be adopted. In addition, the construction and operation of processing facilities on these sites would require the approval of federal, state and local regulatory authorities. See Item 1A "Risk Factors" above for a discussion of other risks to our business related to our mining properties.

MINING AND MANUFACTURING METHODS

Mining and Hauling

We mine clay in open-pit mines in Georgia, Mississippi, Illinois and California. The mining and hauling operations are similar throughout the Oil-Dri locations, with the exception of California. The land to be mined is first stripped. The stripping process involves removing the overburden and preparing the site to allow the excavators to reach the desired clay. When stripping is completed, the excavators dig out and load the clay onto dump trucks. The trucks haul the clay directly to our processing plants where it is dumped in a clay yard and segregated by clay type if necessary. Generally, the mine sites are in close proximity to the processing plants; however, the maximum distance the clay is currently hauled to a plant is approximately 13 miles.

At our California mines the clay is excavated and hauled to a hopper. An initial crushing and screening operation is performed at the mine site before the trucks are loaded for delivery to the processing plant.

Processing

The processing of our clay varies depending on the level of moisture desired in the clay after the drying process. The moisture level is referred to as regular volatile moisture ("RVM") or low volatile moisture ("LVM").

RVM Clay: A front end loader is used to load the clay from the clay yard into the primary crusher. The primary crusher reduces the clay chunks to 2.0 inches in diameter or smaller. From the crusher, the clay is transported via a belt conveyor into the clay shed. A clay shed loader feeds the clay into a disintegrator which reduces the clay to particles 0.5 inches in diameter or smaller. The clay then feeds directly into the RVM kiln. The RVM kiln reduces the clay's moisture content. From the RVM kiln, the clay moves through a series of mills and screens which further size and separate the clay into the desired particle sizes. The sized clay is then conveyed into storage tanks. The RVM processed clay can then be packaged or processed into LVM material.

LVM Clay: RVM clay is fed from storage tanks into the LVM kiln where the moisture content is further reduced. The clay then proceeds into a rotary cooler, then on to a screening circuit which separates the clay into the desired particle sizes.

In addition, certain other products may go through further processing or the application fragrances and additives. For example, certain fluid purification and animal health products are processed into a powder form. We also use a proprietary process for our engineered granules to create spherical, uniform-sized granules.

Packaging

Once the clay has been dried to the desired level it will be sized and packaged. Our products have package sizes ranging from bags, boxes and jugs of cat litter to railcars of agricultural products. We also package some of our products into bulk (approximately one ton) bags or into bulk trucks. The size and delivery configuration of our finished products is determined by customer requirements.

FACILITIES

We operate clay manufacturing and non-clay production facilities on property owned or leased by us as shown on the map below:

Oil-Dri Corporation of America Plant Site Locations


United Kingdom
Wisbech, Cambridgeshire, UK
United States of America & Canada
Laval, QC, Canada
Mounds, IL
Taft, CA
Ripley, MS
Blue Mountain, MS
Ochlocknee, GA

Location	Owned/Leased	Function
Alpharetta, Georgia	Leased	Non-clay manufacturing and packaging, sales
Bentonville, Arkansas	Leased	Sales office
Blue Mountain, Mississippi	Owned	Clay mining, manufacturing and packaging
Chicago, Illinois	Leased	Principal executive office
Coppet, Switzerland	Leased	Customer service office
Laval, Quebec, Canada	Owned	Non-clay manufacturing and clay and non-clay packaging, sales
Mounds, Illinois	Owned	Clay mining, manufacturing and packaging
Ochlocknee, Georgia	Owned	Clay mining, manufacturing and packaging
Ripley, Mississippi	Owned	Clay mining, manufacturing and packaging
Taft, California	Owned	Clay mining, manufacturing and packaging
Vernon Hills, Illinois	Owned	Research and development
Wisbech, United Kingdom	Leased	Non-clay production and clay and non-clay packaging, sales

We have no mortgages on the real property we own. The lease for the Bentonville, Arkansas office expires in 2016. The leases for the Alpharetta, Georgia facility and the Chicago, Illinois corporate office space expire in 2018. The lease for the Wisbech, United Kingdom facility expires in 2032. The lease for the Coppet, Switzerland office is on a year-to-year basis. We consider that our properties are generally in good condition, well maintained and suitable and adequate to carry on our business.

ITEM 3 – LEGAL PROCEEDINGS

We are party to various legal actions from time to time that are ordinary in nature and incidental to the operation of our business. While it is not possible at this time to determine with certainty the ultimate outcome of these lawsuits, we believe that none of the pending proceedings will have a material adverse effect on our business or financial condition.

ITEM 4 – MINE SAFETY DISCLOSURE

Our mining operations are subject to regulation by the Mine Safety and Health Administration under authority of the Federal Mine Safety and Health Act of 1977, as amended. Information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Annual Report on Form 10-K.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock is traded on the NYSE under the symbol ODC. There is no established trading market for our Class B Stock. There are no shares of Class A Common Stock currently outstanding. See Note 7 of the Notes to the Consolidated Financial Statements for a description of our Common Stock, Class B Stock and Class A Common Stock. The number of holders of record of Common Stock and Class B Stock on September 30, 2013 were 644 and 29, respectively, as reported by our transfer agent. In the last three years, we have not sold any securities which were not registered under the Securities Act of 1933.

The following table sets forth, for the periods indicated, the high and low sales price for our Common Stock listed on the NYSE and dividends per share declared on our Common Stock and Class B Stock.

	Common Stock Price Range		Cash Dividends Per Share	
	Low	High	Common Stock	Class B Stock
Fiscal 2013:				
First Quarter	$ 21.26	$ 23.77	$ 0.1800	$ 0.1350
Second Quarter	20.82	30.34	0.3600	0.2700
Third Quarter	23.92	28.52	—	—
Fourth Quarter	25.30	32.40	0.1900	0.1425
Total			$ 0.7300	$ 0.5475
Fiscal 2012:				
First Quarter	$ 16.87	$ 21.00	$ 0.1700	$ 0.1275
Second Quarter	19.00	21.61	0.1700	0.1275
Third Quarter	19.39	22.44	0.1700	0.1275
Fourth Quarter	18.29	22.39	0.1800	0.1350
Total			$ 0.6900	$ 0.5175

Dividends. Our Board of Directors determines the timing and amount of any dividends. Our Board of Directors may change its dividend practice at any time. The declaration and payment of future dividends, if any, will depend upon, among other things, our future earnings, capital requirements, financial condition, legal requirements, contractual restrictions and other factors that our Board of Directors deems relevant. Our Credit Agreement with Harris N.A. and our 2005 Note Agreement with The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company require that certain minimum net worth and tangible net worth levels are to be maintained. To the extent that these balances are not attained, our ability to pay dividends may be impaired. See Note 4 of the Notes to the Consolidated Financial Statements for further information about our note agreements.

Issuer Repurchase of Equity Securities. Our Board of Directors authorized the repurchase of 250,000 shares of Common Stock on March 11, 2011 and authorized the repurchase of an additional 250,000 shares on June 14, 2012. These authorizations do not have a stated expiration date. As of July 31, 2013, a total of 312,197 shares of Common Stock may yet be repurchased under these authorizations. We do not have any current authorization from our Board of Directors to repurchase shares of Class B Stock.

Equity Compensation Plan Information. The following table presents information about compensation plans under which our equity securities are authorized for issuance. See Note 8 of the Notes to the Consolidated Financial Statements for further information about these stock-based compensation plans.

Equity Compensation Plan Information As Of July 31, 2013

Plan category	Number of securities to be issued upon exercise of outstanding options (in thousands) (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)) (in thousands) (c)
Equity compensation plans approved by stockholders	54	$ 14.39	603
Equity compensation plans not approved by stockholders	6	$ 13.07	—

PERFORMANCE GRAPH

The following graph shows the annual cumulative total stockholders' return for the five years ending July 31, 2013 on an assumed investment of $100 on July 31, 2008 in our Common Stock, the Russell Microcap Index and the Russell 2000-Material and Processing Economic Sector Index. Our Common Stock is included in the Russell Microcap Index and we consider the Russell 2000-Material and Processing Economic Sector Index to be our peer group. The graph assumes all dividends were reinvested. The historical stock price performance of our Common Stock is not necessarily indicative of future stock performance.

Comparative Five-Year Total Returns
Oil-Dri Corporation of America, Russell Microcap Index , Russell 2000-Materials & Processing Index
(Performance results through July 31, 2013)


$250
$200
$150
$100
$50
$0
July 31, 2008
July 31, 2009
July 31, 2010
July 31, 2011
July 31, 2012
July 31, 2013
Oil-Dri Corporation
Russell Microcap
Russell 2000-Materials & Processing

	2008	2009	2010	2011	2012	2013
Oil-Dri Corporation	$ 100.00	$ 94.55	$ 136.12	$ 132.80	$ 145.66	$ 218.29
Russell Microcap	$ 100.00	$ 79.27	$ 91.89	$ 112.03	$ 112.98	$ 154.92
Russell 2000-Materials & Processing	$ 100.00	$ 72.64	$ 89.51	$ 116.46	$ 109.32	$ 148.38

This performance graph and accompanying disclosure is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any of our filings under the Securities Act or the Exchange Act, whether made on, before or after the date of this filing and irrespective of any general incorporation language in such filing.

ITEM 6 – SELECTED FINANCIAL DATA

FIVE YEAR SUMMARY OF FINANCIAL DATA

(In thousands, except for per share amounts and ratios)

	Fiscal Year Ended July 31,				
	2013	**2012**	**2011**	**2010**	**2009**
Summary of Operations					
Net Sales	**$ 250,583**	$ 240,681	$ 226,755	$ 219,050	$ 236,245
Cost of Sales	**(184,084)**	(181,676)	(176,715)	(169,362)	(186,861)
Gross Profit	**66,499**	59,005	50,040	49,688	49,384
Selling, General and Administrative Expenses	**(47,558)**	(47,303)	(36,331)	(36,139)	(34,801)
Capacity Rationalization Charges (1)	**(70)**	(1,623)	—	—	—
Income from Operations	**18,871**	10,079	13,709	13,549	14,583
Other Income (Expense)					
Interest Income	**34**	31	61	126	365
Interest Expense	**(1,773)**	(2,060)	(2,053)	(1,345)	(1,910)
Foreign Exchange (Losses) Gains	**(56)**	(196)	(22)	(213)	(324)
Other, Net	**423**	507	446	697	595
Total Other Expense, Net	**(1,372)**	(1,718)	(1,568)	(735)	(1,274)
Income before Income Taxes	**17,499**	8,361	12,141	12,814	13,309
Income Taxes	**(2,913)**	(2,263)	(3,090)	(3,356)	(3,723)
Net Income	**$ 14,586**	$ 6,098	$ 9,051	$ 9,458	$ 9,586
Average Shares Outstanding					
Diluted	**6,927**	7,062	7,103	7,275	7,200
Net Income per Share					
Basic Common	**$ 2.25**	$ 0.92	$ 1.36	$ 1.42	$ 1.46
Basic Class B Common	**$ 1.69**	$ 0.70	$ 1.06	$ 1.07	$ 1.09
Diluted	**$ 2.07**	$ 0.85	$ 1.26	$ 1.30	$ 1.33
Important Highlights					
Total Assets	**$ 183,559**	$ 174,267	$ 173,393	$ 153,982	$ 149,261
Long-Term Debt	**$ 22,400**	$ 25,900	$ 29,700	$ 14,800	$ 18,300
Working Capital	**$ 71,925**	$ 66,080	$ 65,336	$ 48,398	$ 49,949
Working Capital Ratio	**3.3**	3.3	3.5	2.7	3.1
Book Value per Share	**$ 14.96**	$ 12.19	$ 13.63	$ 12.77	$ 12.76
Dividends Declared	**$ 4,712**	$ 4,511	$ 4,305	$ 4,041	$ 3,759
Dividends Declared per Common Share	**$ 0.7300**	$ 0.6900	$ 0.6500	$ 0.6100	$ 0.5700
Dividends Declared per Class B Common Share	**$ 0.5475**	$ 0.5175	$ 0.4875	$ 0.4575	$ 0.4275
Capital Expenditures	**$ 9,795**	$ 6,960	$ 13,806	$ 10,413	$ 15,253
Depreciation and Amortization	**$ 8,946**	$ 9,272	$ 8,473	$ 7,371	$ 7,406
Net Income as a Percent of Net Sales	**5.8%**	2.5%	4.0%	4.3%	4.1%
Return on Average Stockholders' Equity	**15.5%**	6.8%	9.7%	10.5%	10.8%
Gross Profit as a Percent of Net Sales	**26.5%**	24.5%	22.1%	22.7%	20.9%
Operating Expenses as a Percent of Net Sales	**19.0%**	20.3%	16.0%	16.5%	14.7%

(1) In fiscal years 2012 and 2013, one-time charges were incurred for the relocation of production of our industrial floor absorbent and cat litter products from our facility located in Mounds, Illinois to our plants located in Mississippi. See Note 2 of the Notes to the Consolidated Financial Statements for further information about the production relocation charge.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the Consolidated Financial Statements and the related notes included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include those discussed under "Forward-Looking Statements" and in Item 1A "Risk Factors" in this Annual Report on Form 10-K.

OVERVIEW

We develop, mine, manufacture and market sorbent products principally produced from clay minerals, primarily consisting of montmorillonite and attapulgite and, to a lesser extent, other clay-like sorbent materials, such as Antelope shale. Our principal products include agricultural and horticultural chemical carriers, animal health and nutrition products, cat litter, fluids purification and filtration bleaching clays, industrial and automotive floor absorbents and sports field products. Our products are sold to two primary customer groups, including customers who resell our products as originally produced to the end consumer and those who use our products as part of their production process or use them as an ingredient in their final finished product. We have two reportable operating segments based on the different characteristics of our two primary customer groups: Retail and Wholesale Products Group and Business to Business Products Group. Each operating segment is discussed individually below. Additional detailed descriptions of the operating segments are included in Item 1 "Business" above.

Consolidated net income was $14,586,000, or $2.07 per diluted share, for the year ended July 31, 2013, a 139% increase from net income of $6,098,000, or $0.85 per diluted share, for the year ended July 31, 2012. During fiscal 2013 we experienced strong sales growth in global markets for our Business to Business Products Group. Also contributing to fiscal 2013 results were reduced trade spending and lower advertising in our Retail and Wholesale Products Group, following substantial promotional spending in fiscal 2012 for new Cat's Pride Fresh & Light products. In fiscal 2013, we completed the production relocation of certain products between our manufacturing facilities, which started at the end of fiscal 2012, with minimal additional transition costs. See Note 2 of the Notes to the Consolidated Financial Statements for further information about the production relocation charge. In addition, our fiscal 2013 results reflected the benefit from the utilization of a portion of our domestic AMT attributes, which resulted in a significantly lower effective tax rate for fiscal 2013, as discussed in Note 6 of the Notes to the Consolidated Financial Statements. During fiscal 2013 we experienced certain cost increases to produce and transport our products. We expect transportation cost increases to continue due to recent trends and regulations in the freight industry and our concerted efforts to enhance customer services. In addition, advertising and promotions spending in fiscal 2014 is expected to be greater than in fiscal 2013.

We maintained a strong balance sheet in fiscal 2013. Cash, cash equivalents and short-term investments increased during the year even as we invested in our capital assets, paid higher dividends and repaid debt. We estimate cash requirements for capital expenditures in fiscal 2014 to be higher than in fiscal 2013 due to projects at our manufacturing facilities.

RESULTS OF OPERATIONS
FISCAL 2013 COMPARED TO FISCAL 2012

Consolidated net sales for the year ended July 31, 2013 were $250,583,000, a 4% increase from net sales of $240,681,000 in fiscal 2012. Net sales improved due primarily to: increased sales in our Business to Business Products Group; lower trade spending in our Retail and Wholesale Products Group (trade spending is deducted from net sales and includes coupons, slotting and cooperative marketing programs); higher selling prices; and a favorable product sales mix, defined as a greater proportion of sales from higher priced products. Our Business to Business Products Group also benefited from more tons sold.

Consolidated net income for fiscal 2013 was $14,586,000, a 139% increase from net income of $6,098,000 in fiscal 2012. Net income was positively impacted by a lower effective tax rate, higher net sales and lower advertising and promotion costs. These positive factors more than offset increased costs for our incentive bonus, freight and materials. Segment operating income was higher for both our Business to Business and Retail and Wholesale Products Groups as discussed below.

BUSINESS TO BUSINESS PRODUCTS GROUP

Net sales of the Business to Business Products Group for fiscal 2013 were $92,969,000, an increase of $7,513,000, or 9%, from net sales of $85,456,000 in fiscal 2012. Net sales of fluid purification products, animal health products and co-packaged cat litter all increased, while net sales of agricultural and horticultural products decreased. Net sales of fluid purification products were approximately 13% greater than in fiscal 2012 with an 11% increase in tons sold. Sales to edible oil, biodiesel and petroleum oil processors improved in both foreign and domestic markets. Sales to new customers and higher sales to existing customers were driven by global growth in edible oil production. Net sales of animal health and nutrition products increased approximately 31% due primarily to a favorable product sales mix and 14% more tons sold. Sales of our enterosorbent animal health products increased in both foreign and domestic markets, including both new customers and increased sales to existing customers. Our co-packaged traditional coarse cat litter net sales increase of approximately 4% was attributed primarily to 2% more tons sold and higher selling prices. A sales decline of approximately 7% for our agricultural and horticultural products was caused primarily by 12% fewer tons sold. Sales decreased for products used in horticultural applications and for our engineered granule product used in the professional pesticides and agricultural markets.

The Business to Business Products Group's operating income was $30,739,000 in fiscal 2013, an increase of $2,096,000, or 7%, from operating income of $28,643,000 in fiscal 2012. The benefit from improved sales described above was partially offset by higher freight and material costs per ton. Freight cost increases of approximately 7% per ton were driven primarily by more shipments to foreign countries, higher diesel fuel prices and other cost increases in the freight industry, which are expected to continue due to recent trends and regulations. Material costs increased approximately 9% per ton. Certain products in the Business to Business Group received greater fixed manufacturing cost allocations subsequent to the production relocation for certain products between our plants, as discussed in Note 2 of the Notes to the Consolidated Financial Statements. See further discussion of manufacturing costs under "Consolidated Results" below.

The Business to Business Products Group's selling, general and administrative expenses in fiscal 2013 increased approximately 5% compared to fiscal 2012 due primarily to costs incurred to expand sales of our animal health and nutrition products in foreign markets.

RETAIL AND WHOLESALE PRODUCTS GROUP

Net sales of the Retail and Wholesale Products Group for fiscal 2013 were $157,614,000, an increase of $2,389,000, or 2%, from net sales of $155,225,000 in fiscal 2012. Net sales increased for cat litter products and for our foreign subsidiaries, but decreased for industrial absorbent products. Our foreign subsidiaries' net sales are described under "Foreign Operations" below. Overall cat litter net sales increased approximately 2% as the result of lower trade spending and higher selling prices, which outweighed a 6% decline in tons sold. Our branded cat litter net sales increase of approximately 5% was attributed primarily to approximately 59% higher sales of our Cat's Pride Fresh & Light scoopable products and reduced trade spending. These increases were partially offset by lower sales for our other Cat's Pride scoopable and coarse litter products. Private label cat litter sales were down approximately 3% due primarily to the continued decline in the coarse cat litter market, as well as a market trend away from private label cat litter products. Industrial absorbents net sales were down approximately 3% with a 7% decline in tons sold.

The Retail and Wholesale Products Group's segment operating income for fiscal 2013 was $10,561,000, an increase of $8,463,000, from operating income of $2,098,000 in fiscal 2012. The Group's operating income was positively impacted by the higher sales described above, by lower selling, general and administrative expenses, as discussed below, and by an approximate 1% decrease in packaging costs per ton. The Group's operating income was negatively impacted by approximately 12% higher freight costs per ton due to more shipments to customers in regions with higher freight costs, higher diesel fuel prices and other cost increases in the freight industry which we expect to continue due to recent trends and regulations. In addition, material costs per ton increased approximately 5% primarily as the result of more purchased additives, fragrances and other materials required for the production of scoopable cat litters. See further discussion of manufacturing costs under "Consolidated Results" below.

Selling, general and administrative expenses for the Retail and Wholesale Products Group decreased approximately 15% compared to fiscal 2012. We incurred substantial spending to advertise and promote our new Cat's Pride Fresh and Light cat litter products in fiscal 2012. Advertising and promotions spending in fiscal 2014 is expected to be greater than in fiscal 2013.

CONSOLIDATED RESULTS

Consolidated gross profit as a percentage of net sales in fiscal 2013 increased to 27% from 25% in fiscal 2012. Gross profit improved because of the higher sales described above, a greater proportion of sales from higher margin products and lower costs for packaging. Partially offsetting these positive impacts were higher freight and material costs per ton, as described in the operating segment discussions above. Material costs were also effected by a 4% increase in the fuel cost per ton produced, primarily for natural gas used to operate kilns that dry our clay.

Selling, general and administrative expenses as a percentage of net sales were 19% in fiscal 2013, compared to 20% in fiscal 2012. The discussions of each segment's operating income above describes the changes in selling, general and administrative expenses that were allocated to the operating segments, including approximately $3,000,000 lower advertising costs in the Retail and Wholesale Products Group. The remaining unallocated corporate expenses in fiscal 2013 included a higher estimated annual incentive plan bonus accrual. The incentive bonus expense was based on performance targets that are established for each fiscal year. Expenses also increased for the pension plan and for research and development, but decreased for the supplemental employee retirement plan ("SERP"). See Notes 9 and 10 of the Notes to the Consolidated Financial Statements for additional information about the pension plan and the SERP, respectively.

Our effective tax rate was 16.6% of pre-tax income in fiscal 2013 compared to 27.1% in fiscal 2012. During fiscal 2013, we utilized approximately $1,369,000 of our domestic AMT attributes. We correspondingly reduced the domestic AMT valuation allowance that had been established in prior years, which resulted in a lower federal income tax rate. We expect our tax rate to return to historic levels in fiscal 2014. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about our income taxes.

FOREIGN OPERATIONS

Net sales by our foreign subsidiaries during fiscal 2013 were $11,928,000, an increase of $629,000, or 6%, from net sales of $11,299,000 during fiscal 2012. Net sales by our foreign subsidiaries represented 5% of our consolidated net sales during fiscal year 2013. Net sales increased 16% for our United Kingdom subsidiary and 3% for our Canadian subsidiary. Bleaching earth sales by our United Kingdom subsidiary increased primarily due to a new customer. Branded cat litter sales by our Canadian subsidiary increased, while industrial product sales were relatively flat.

For fiscal 2013, our foreign subsidiaries reported a net loss of $176,000, compared to a net loss of $876,000 in fiscal 2012. The decrease in the net loss was primarily the result of higher sales and a reduction in overhead costs at our Canadian subsidiary.

Identifiable assets of our foreign subsidiaries as of July 31, 2013 were $8,298,000 compared to $8,702,000 as of July 31, 2012. The decrease is primarily due to lower cash, inventories and net fixed assets, which were partially offset by higher accounts receivable.

RESULTS OF OPERATIONS
FISCAL 2012 COMPARED TO FISCAL 2011

Consolidated net sales for the year ended July 31, 2012 were $240,681,000, a 6% increase from net sales of $226,755,000 in fiscal 2011. Net sales increased for both our Business to Business Products Group and our Retail and Wholesale Products Group due primarily to increased net selling prices and a favorable product sales mix. Our Business to Business Products Group also benefited from more tons sold.

Consolidated net income for fiscal 2012 was $6,098,000, a 33% decrease from net income of $9,051,000 in fiscal 2011. The decline in net income was driven primarily by increased advertising expenditures in the Retail and Wholesale Products Group and a one-time charge to relocate our industrial floor absorbent and cat litter products from our facility located in Mounds, Illinois to our plants located in Mississippi. In addition, during fiscal 2012 we experienced higher freight, packaging and material costs for both operating segments and higher non-fuel manufacturing costs, which outweighed the benefit of lower cost for fuel used in our manufacturing processes. Segment operating income increased for the Business to Business Products Group and decreased for the Retail and Wholesale Products Group as discussed below.

BUSINESS TO BUSINESS PRODUCTS GROUP

Net sales of the Business to Business Products Group for fiscal 2012 were $85,456,000, an increase of $10,977,000, or 15%, from net sales of $74,479,000 in fiscal 2011. The increase in net sales was attributed to 3% more tons sold, a favorable product sales mix and higher net selling prices. Net sales of agricultural and horticultural products, fluid purification products and animal health products all increased, while net sales of co-packaged cat litter decreased. Net sales of agricultural and horticultural products increased approximately 35% due primarily to 15% more tons sold, a favorable product sales mix and higher net selling prices. Sales increased to agricultural chemical carrier formulators. Sales also increased to customers for our engineered granule product in the professional pesticides and agricultural markets. Net sales of fluid purification products increased approximately 13% from fiscal 2011 with a 9% increase in tons sold. Sales in domestic and some export markets improved due to new customers and increased sales to existing customers. Net sales of animal health and nutrition products increased approximately 34%, driven primarily by a favorable product sales mix and 12% more tons sold. Higher sales of our newer enterosorbent animal health products in foreign markets resulted from improved distribution and new product registration in certain countries. The increased sales of our newer enterosorbent products considerably outweighed a decline in sales of our longer established animal health products.

Our co-packaged traditional coarse cat litter net sales decreased approximately 5% due to the continued decline in the coarse cat litter segment of the market.

The Business to Business Products Group's operating income was $28,643,000 in fiscal 2012, an increase of $9,139,000, or 47%, from operating income of $19,504,000 in fiscal 2011. This increase was driven by the higher net selling prices and favorable product sales mix described above, which was partially offset by higher freight and materials costs per ton. Freight costs per ton increased approximately 8% driven primarily by higher diesel fuel prices and other cost increases in the freight industry. Material costs per ton increased approximately 2% due primarily to higher non-fuel manufacturing costs, which exceeded a reduction in the cost of fuel used in our manufacturing processes. See further discussion of manufacturing costs under "Consolidated Results" below. The Business to Business Products Group's selling, general and administrative expenses in fiscal 2012 were even with fiscal 2011.

RETAIL AND WHOLESALE PRODUCTS GROUP

Net sales of the Retail and Wholesale Products Group for fiscal 2012 were $155,225,000, an increase of $2,949,000, or 2%, from net sales of $152,276,000 in fiscal 2011. The increase in net sales was attributed to a favorable product sales mix and higher net selling prices, which more than offset a 6% decline in tons sold. Net sales increased for our cat litter products, but decreased for our foreign subsidiaries, as described under "Foreign Operations" below. Net sales for our industrial absorbent products were even with the prior year. Cat litter net sales increased approximately 4% due primarily to a favorable product sales mix and higher net selling prices, which outweighed a 7% decrease in tons sold. Branded cat litter net sales increased approximately 26% with 14% more tons sold. Branded cat litter sales improved primarily as the result of our Cat's Pride Fresh & Light scoopable products, which were introduced in the fourth quarter of fiscal 2011, combined with higher sales of our established Cat's Pride scoopable products. The increase in branded cat litter net sales was partially offset by approximately 16% lower sales of private label cat litter. The decline in private label cat litter sales resulted primarily from the continued decline in the coarse cat litter market, as well as a market trend away from private label cat litter products.

The Retail and Wholesale Products Group's segment operating income for fiscal 2012 was $2,098,000, a decrease of $8,341,000, or 80%, from operating income of $10,439,000 in fiscal 2011. The decrease was driven primarily by increased advertising costs for our Cat's Pride Fresh & Light cat litter. In addition, the Retail and Wholesale Products Group's combined freight, packaging and material costs per ton increased approximately 8% compared to fiscal 2011. Packaging costs per ton increased approximately 15% due primarily to fluctuations in the price of paper and resin. Freight costs per ton increased approximately 10% primarily as a result of higher diesel fuel prices and other cost increases in the freight industry. Material costs per ton increased approximately 4% due primarily to increased purchases of additives, fragrances and other materials for the production of scoopable cat litters. These cost increases more than offset the lower cost of fuel used in our manufacturing processes. See further discussion of manufacturing costs under "Consolidated Results" below.

Selling, general and administrative expenses for the Retail and Wholesale Products Group increased 65% compared to fiscal 2011 due primarily to increased advertising expenditures described above.

CONSOLIDATED RESULTS

Consolidated gross profit as a percentage of net sales in fiscal 2012 increased to 25% from 22% in fiscal 2011. Gross profit improved because of the higher sales described above, a greater proportion of sales from higher margin products and 25% lower costs for fuel per ton produced, primarily natural gas, used to operate kilns that dry our clay. Partially offsetting these positive impacts were higher packaging, freight and material costs per ton. The increase in packaging and freight costs are described in the operating segment discussions above. Material costs were negatively impacted by a 6% increase in non-fuel manufacturing cost per ton produced, including depreciation and amortization. The increase in non-fuel manufacturing costs was attributed to higher depreciation expense and increased manufacturing of products that required purchased additives, fragrances and other materials.

Selling, general and administrative expenses as a percentage of net sales were 20% in fiscal 2012, compared to 16% in fiscal 2011. The discussions of each segment's operating income above describes the increased selling, general and administrative expenses that were allocated to the operating segments, including approximately $7,800,000 higher advertising costs in the Retail and Wholesale Products Group. The remaining unallocated corporate expenses in fiscal 2012 included a higher estimated annual incentive plan bonus accrual and higher costs for the SERP. The incentive bonus expense was based on performance targets that are established for each fiscal year. See Note 10 of the Notes to the Consolidated Financial Statements for additional information about the SERP.

Our effective tax rate was 27.1% of pre-tax income in fiscal 2012 compared to 25.5% in fiscal 2011. During fiscal 2012, we generated an additional $955,000 in AMT credit carryforwards. Consistent with AMT credits generated in prior years, we recorded a full valuation allowance against these credits, which increased the fiscal 2012 effective tax rate. A number of factors determine whether or not we will be able to utilize the AMT credit carryforwards. We believe it is more likely than not that we will not realize a benefit from the carryforwards; therefore, a valuation allowance has been established for the full amount of the deferred tax benefit related to the AMT credits. This increase in the effective tax rate was partially offset by a higher deduction for tax mining depletion. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about our income taxes.

FOREIGN OPERATIONS

Net sales by our foreign subsidiaries during fiscal 2012 were $11,299,000, a decrease of $1,217,000, or 10%, from net sales of $12,516,000 during fiscal 2011. Net sales by our foreign subsidiaries represented 5% of our consolidated net sales during fiscal year 2012. Net sales declined 14% for our United Kingdom subsidiary and 9% for our Canadian subsidiary. Bleaching earth and industrial absorbents sales by our United Kingdom subsidiary decreased due to a strong competitive and price sensitive marketplace. Both branded and private label cat litter sales for our Canadian subsidiary were lower due to the continued decline in the coarse litter market and increased competition. Industrial product sales for our Canadian subsidiary were relatively flat.

For fiscal 2012, our foreign subsidiaries reported a net loss of $876,000, compared to a net loss of $567,000 in fiscal 2011. The increase in the net loss was due primarily to lower sales, which were partially offset by a reduction in overhead costs at both our Canadian and United Kingdom subsidiaries.

Identifiable assets of our foreign subsidiaries as of July 31, 2012 were $8,702,000 compared to $9,697,000 as of July 31, 2011. The decrease is primarily due to lower accounts receivable.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital requirements include funding working capital needs, purchasing and upgrading real estate, equipment and facilities, investing in infrastructure and potential acquisitions. We have principally used cash generated from operations and, to the extent needed, issuance of debt securities and borrowings under our credit facilities to fund these requirements. Cash and cash equivalents totaled $24,035,000, $27,093,000 and $18,762,000 at July 31, 2013, 2012 and 2011, respectively.

The following table sets forth certain elements of our Consolidated Statements of Cash Flows (in thousands):

	Fiscal Year Ended		
	July 31, 2013	**July 31, 2012**	**July 31, 2011**
Net cash provided by operating activities	**$ 23,366**	$ 23,339	$ 13,108
Net cash used in investing activities	**(19,018)**	(270)	(23,665)
Net cash (used in) provided by financing activities	**(7,450)**	(13,889)	9,785
Effect of exchange rate changes on cash and cash equivalents	**44**	28	(105)
Net (decrease) increase in cash and cash equivalents	**$ (3,058)**	$ 9,208	$ (877)

Net cash provided by operating activities

Net cash provided by operations was $23,366,000 for fiscal 2013 compared to $23,339,000 for fiscal 2012. The change was due to working capital fluctuations and changes in other accounts. The changes in the primary components of working capital and other accounts that impacted operating cash flows for these years are as follows:

Deferred income taxes were $398,000 higher at fiscal year-end 2013 compared to fiscal year-end 2012 due primarily to lower tax depreciation expense and increased accrued expenses, which were partially offset by the impact of a lower postretirement benefits liability. Additionally, the net operating loss previously accrued was released in fiscal 2013 as a result of reduced tax depreciation available to the company as determined upon filing the fiscal 2012 tax return. Deferred income taxes were $2,568,000 higher at fiscal year-end 2012 compared to fiscal year-end 2011 due primarily to a higher postretirement benefits liability, benefits from a tax net operating loss and increased accrued expenses, which were partially offset by the impact of higher tax bonus depreciation expense. See Notes 6 and 9 of the Notes to the Consolidated Financial Statements for more information regarding income taxes and postretirement benefit plans, respectively. The change in accrued expenses is discussed below.

Accounts receivable, less allowance for doubtful accounts, were $920,000 higher at fiscal year-end 2013 compared to fiscal year-end 2012. The increase was attributed primarily to higher fiscal 2013 fourth quarter sales compared to fiscal 2012 fourth quarter sales. Accounts receivable, less allowance for doubtful accounts, were $994,000 higher at fiscal year-end 2012 compared to fiscal year-end 2011. The increase was attributed primarily to higher fiscal 2012 fourth quarter sales compared to fiscal 2011 fourth quarter sales. The change in both periods is subject to timing of sales and collections and the payment terms provided to various customers.

Inventories were $1,050,000 higher at fiscal year-end 2013 compared to fiscal year-end 2012. Increased finished goods inventory values at fiscal year-end 2013 were attributed to higher costs. Inventories of additives and fragrances increased as the result of production projections for certain products. Inventories were $456,000 higher at fiscal year-end 2012 compared to fiscal year-end 2011. Inventories of additives and fragrances increased to meet production requirements for certain products.

Prepaid expenses were $1,416,000 lower at fiscal year-end 2013 compared to fiscal year-end 2012 due primarily to a decrease in prepaid income taxes. Prepaid expenses were $1,878,000 lower at fiscal year-end 2012 compared to fiscal year-end 2011 due primarily to a decrease in both prepaid income taxes and prepaid advertising costs.

Other assets were $1,025,000 higher at fiscal year-end 2013 compared to fiscal year-end 2012. During fiscal 2013 a joint infrastructure project with a local government at one of our plant locations resulted in an other asset of approximately $740,000. Other assets were $510,000 higher at fiscal year-end 2012 compared to fiscal year-end 2011. The change in other assets for both periods included the effect of currency exchange rate fluctuations on non-cash assets held by our foreign subsidiaries. The change in the relative value of the U.S. Dollar to both the British Pound and the Canadian Dollar resulted in an increase in other assets in fiscal 2012 compared to a decrease in fiscal 2011. In addition, an increase in the cash surrender value of life insurance on former key employees contributed to the increase in other assets at both fiscal year-end 2013 and 2012.

Accounts payable were $135,000 higher at fiscal year-end 2013 compared to fiscal year-end 2012 due primarily to increased income taxes payable, which was partially offset by lower trade accounts payable. Accounts payable were $456,000 higher at fiscal year-end 2012 compared to fiscal year-end 2011 due primarily to increased trade accounts payable. Changes in trade accounts payable in all periods are subject to normal fluctuations in the timing of payments.

Accrued expenses were $2,159,000 higher at fiscal year-end 2013 compared to fiscal year-end 2012. Accrued expenses for fiscal 2013 were higher for both the discretionary bonus and accrued costs related to capital projects at our manufacturing facilities. These increases were partially offset by lower accrued advertising expense. Accrued expenses were $1,622,000 higher at fiscal year-end 2012 compared to fiscal year-end 2011. Accrued expenses for fiscal 2012 were higher for both the discretionary bonus and advertising expenses. This increase was partially offset by lower other accrued operating expenses due to the reduced cost of fuel used in our manufacturing processes. Changes in accrued expenses in all periods are also subject to normal fluctuations in the timing of payments.

Deferred compensation was $452,000 higher at fiscal year-end 2013 compared to fiscal year-end 2012 and was $921,000 higher at fiscal year-end 2012 compared to fiscal 2011. Employee deferrals and interest on accumulated deferred compensation balances exceeded payouts in both years. The increase at fiscal year-end 2013 was partially offset by a lower accrual for the SERP due to an increase in the discount rate used to actuarially value the obligation. At July 31, 2012 a lower discount rate resulted in a higher SERP accrual. See Note 10 of the Notes to the Consolidated Financial Statements for more information regarding our deferred compensation plans.

Pension and other postretirement liabilities, net of the adjustment recorded in stockholders' equity, were $1,896,000 lower at fiscal year-end 2013 compared to fiscal year-end 2012 and were $4,730,000 higher at fiscal year-end 2012 compared to fiscal year-end 2011. A higher discount rate required for the actuarial calculation of postretirement benefit obligations resulted in a significantly lower liability at fiscal year-end 2013. At fiscal year-end 2012, a lower discount rate resulted in a significantly higher liability. See Note 9 of the Notes to the Consolidated Financial Statements for more information regarding our postretirement benefit plans.

Net cash used in investing activities

Cash used in investing activities was $19,018,000 in fiscal 2013 compared to $270,000 in fiscal 2012. Purchases of investment securities were $9,289,000 greater than disposition in fiscal 2013. In fiscal 2012, dispositions of investment securities exceeded purchases by $6,659,000. Purchases and dispositions of investment securities in both periods are subject to variations in the timing of investment maturities. Cash used for capital expenditures of $9,795,000 in fiscal 2013 included replacement and new machinery at our manufacturing facilities. Capital expenditures in fiscal 2012 of $6,960,000 included a new storage facility and replacement of machinery at our manufacturing facilities.

Cash used in investing activities was $270,000 in fiscal 2012 compared to $23,665,000 in fiscal 2011. Dispositions of investment securities were $6,659,000 greater than purchases in fiscal 2012. In fiscal 2011, purchases of investment securities exceeded dispositions by $10,008,000 due to the investment of cash received from the issuance of new debt. Purchases and dispositions of investment securities in both periods are subject to variations in the timing of investment maturities. Cash used for capital expenditures of $6,960,000 in fiscal 2012 included a new storage facility and replacement of machinery at our manufacturing facilities. Capital expenditures in fiscal 2011 of $13,806,000 included new product-related projects at our manufacturing facilities, replacement of machinery and land purchases.

Net cash (used in) provided by financing activities

Cash used in financing activities was $7,450,000 in fiscal 2013 compared to $13,889,000 in fiscal 2012. Cash used to purchase treasury stock was $175,000 and $6,247,000 in fiscal 2013 and 2012, respectively. Payments on long-term debt in fiscal 2013 were $3,800,000 compared to $3,600,000 in fiscal 2012. Dividend payments during fiscal 2013 of $4,630,000 were higher than the $4,486,000 paid during fiscal 2012 due to a dividend rate increase. Proceeds from issuance of Common Stock and treasury stock related to stock option exercises were $887,000 and $352,000 in fiscal 2013 and 2012, respectively.

Cash used in financing activities was $13,889,000 in fiscal 2012 compared to cash provided by financing activities of $9,785,000 in fiscal 2011. Cash used to purchase treasury stock was $6,247,000 and $2,474,000 in fiscal 2012 and 2011, respectively. Payments on long-term debt in fiscal 2012 were $3,600,000 compared to $3,500,000 in fiscal 2011. Dividend payments during fiscal 2012 of $4,486,000 were higher than the $4,218,000 paid during fiscal 2011 due to a dividend rate increase. Proceeds from issuance of Common Stock and treasury stock related to stock option exercises were $352,000 and $1,135,000 in fiscal 2012 and 2011, respectively. Issuance of new debt during fiscal 2011 provided $18,500,000 in additional cash.

Other

Total cash and investment balances held by our foreign subsidiaries at July 31, 2013, 2012 and 2011 were $1,413,000, $1,847,000 and $1,904,000, respectively. Cash and investment balances fluctuated due to normal business operations. See further discussion in the "Foreign Operations" section above.

We have a $15,000,000 unsecured revolving credit agreement with BMO Harris Bank N.A. ("BMO Harris") which will expire on December 31, 2014. The credit agreement provides that we may select a variable rate based on either BMO Harris' prime rate or a LIBOR-based rate, plus a margin which varies depending on our debt to earnings ratio, or a fixed rate as agreed between us and BMO Harris. The credit agreement also allows us to obtain foreign letters of credit when necessary. At July 31, 2013, the variable rates would have been 3.25% for BMO Harris' prime-based rate or 1.93% for LIBOR-based rate. The credit agreement contains restrictive covenants that, among other things and under various conditions, limit our ability to incur additional indebtedness or to dispose of assets. The agreement also requires us to maintain a minimum fixed coverage ratio and a minimum consolidated net worth. As of July 31, 2013 and 2012, there were no outstanding borrowings under this credit facility and we were in compliance with its covenants.

On November 12, 2010, we sold at aggregate face value $18,500,000 in senior promissory notes to The Prudential Insurance Company of America, Prudential Retirement Insurance and Annuity Company, Forethought Life Insurance Company, Physicians Mutual Insurance Company and BCBSM, Inc. dba Blue Cross and Blue Shield of Minnesota pursuant to a Note Agreement dated November 12, 2010 (the "Note Agreement"). The notes bear interest at 3.96% per annum and mature on August 1, 2020. The proceeds of the sale may be used to fund future principal payments of our debt, acquisitions, stock repurchases, capital expenditures and for working capital purposes. The Note Agreement contains certain covenants that restrict our ability and the ability of certain of our subsidiaries to, among other things, (i) incur liens, (ii) incur indebtedness, (iii) merge or consolidate, (iv) sell assets, (v) sell stock of those certain subsidiaries, (vi) engage in business that would change the general nature of the business we are engaged in, and (vii) enter into transactions other than on "arm's length" terms with affiliates.

We believe that cash flow from operations, availability under our current revolving credit facility and current cash and investment balances will provide adequate cash funds for foreseeable working capital needs, capital expenditures at existing facilities and debt service obligations for at least the next 12 months. We estimate cash requirements for capital expenditures in fiscal 2014 to be higher than in fiscal 2013 due to projects at our manufacturing facilities, including capacity expansion projects for our fluids purification products. In addition, advertising and promotions spending in fiscal 2014 is expected to greater than in fiscal 2013. Our capital requirements are subject to change as business conditions warrant and opportunities arise. Our ability to fund operations, to make planned capital expenditures, to make scheduled debt payments and to remain in compliance with all of the financial covenants under debt agreements, including the current credit agreement and any successor agreements, depends on our future operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors. The timing and size of any new business ventures or acquisitions that we complete may also impact our cash requirements.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

Our capital requirements are subject to change as business conditions warrant and opportunities arise. The following tables summarize our significant contractual obligations and commercial commitments as of July 31, 2013 and the effect such obligations are expected to have on liquidity and cash flows in future periods:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1 – 3 Years**	**4 – 5 Years**	**After 5 Years**
Long-Term Debt	$ 25,900,000	$ 3,500,000	$ 6,983,000	$ 6,167,000	$ 9,250,000
Interest on Long-Term Debt	4,144,000	1,065,000	1,543,000	987,000	549,000
Operating Leases	10,620,000	3,531,000	3,086,000	2,506,000	1,497,000
Total Contractual Cash Obligations	$ 40,664,000	$ 8,096,000	$ 11,612,000	$ 9,660,000	$ 11,296,000

In the third quarter of fiscal 2013, we made a contribution of approximately $1,209,000 to our defined benefit pension plan. We have not presented this obligation for future years in the table above because the funding requirement can vary from year to year based on changes in the fair value of plan assets and actuarial assumptions. See Item 7A "Quantitative and Qualitative Disclosures About Market Risk" below for certain information regarding the potential impact of financial market fluctuations on pension plan assets and future funding contributions.

	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	**Less Than 1 Year**	**1 – 3 Years**	**4 – 5 Years**	**After 5 Years**
Other Commercial Commitments	$ 29,867,000	$29,867,000	$ —	$ —	$ —

The obligations above are open purchase orders primarily for packaging and other ingredients used in our products. The expected timing of payments of these obligations is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any unconsolidated special purpose entities. As of July 31, 2013 we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of the financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with the generally accepted accounting principles of the United States. We review our financial reporting and disclosure practices and accounting policies annually to ensure that our financial reporting and disclosures provide accurate and transparent information relative to current economic and business environment. We believe that of our significant accounting policies stated in Note 1 of the Notes to the Consolidated Financial Statements, the policies listed below involve a higher degree of judgment and/or complexity. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates include income taxes, promotional programs, pension accounting and allowance for doubtful accounts. Actual results could differ from these estimates.

Income Taxes. Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

We determine our current and deferred taxes in accordance with ASC 740, *Income Taxes*. The tax effect of the expected reversal of tax differences is recorded at rates currently enacted for each jurisdiction in which we operate. To the extent that temporary differences will result in future tax benefit, we must estimate the timing of their reversal and whether taxable operating income in future periods will be sufficient to fully recognize any deferred tax assets.

We maintain valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the income tax provision in the period of change. In determining whether a valuation allowance is warranted, we take into account such factors as prior earnings history, expected future earnings and other factors that could affect the realization of deferred tax assets. For example, certain factors, such as depletion and the cost of fuel used in our manufacturing process, are difficult to predict and have a significant impact on our ability to use the deferred tax benefit related to our AMT credit carryforwards. We recorded valuation allowances for income taxes of $4,699,000 and $4,061,000 at July 31, 2013 and 2012, respectively, for the full amount of the deferred tax benefit related to our AMT credit and foreign net operating loss carryforwards since we believe it is more likely than not that the benefit of these tax attributes will not be realized.

In addition to valuation allowances, we provide for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted when new information becomes available or when positions are effectively settled. Our liability for unrecognized tax benefits based on tax positions related to the current and prior fiscal years was $273,000 at both July 31, 2013 and 2012. See Note 6 of the Notes to the Consolidated Financial Statements for further discussion.

Trade Promotions. We routinely commit to one-time or ongoing trade promotion programs in our Retail and Wholesale Products Group. Promotional reserves are provided for sales incentives made directly to consumers, such as coupons, and sales incentives made to customers, such as slotting, discounts based on sales volume, cooperative marketing programs and other arrangements. All such trade promotion costs are netted against sales. Promotional reserves are established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. To estimate trade promotion reserves, we rely on our historical experience with trade spending patterns and that of the industry, current trends and forecasted data. While we believe our promotional reserves are reasonable and that appropriate judgments have been made, estimated amounts could differ from future obligations. We have accrued liabilities at the end of each period for the estimated trade spending programs. We recorded liabilities of approximately $2,173,000 and $2,979,000 for trade promotions at July 31, 2013 and 2012, respectively.

Pension and Postretirement Benefit Costs. We calculate our pension and postretirement health benefit obligations and the related effects on results of operations using actuarial models. To measure the expense and obligations, we must make a variety of estimates including critical assumptions for the discount rate used to value certain liabilities and the expected return on plan assets set aside to fund these costs. We evaluate these critical assumptions at least annually. Other assumptions involving demographic factors, such as retirement age, mortality and turnover, are evaluated periodically and are updated to reflect actual experience. As these assumptions change from period to period, recorded pension and postretirement health benefit amounts and funding requirements could also change. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

The discount rate is the rate assumed to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay the pension benefits when due. The discount rate is subject to change each year. We refer to an applicable index and the expected duration of the benefit payments to select a discount rate at which we believe the benefits could be effectively settled. The discount rate was the single equivalent rate that would yield the same present value as the plan's expected cashflows discounted with spot rates on a yield curve of investment-grade corporate bonds. The yield curve is the Citigroup Pension Liability Index. Our determination of pension expense or income is based on a market-related valuation of plan assets, which is the fair market value. Our expected rate of return on plan assets is determined based on asset allocations and historical experience. The expected long-term rate of inflation and risk premiums for the various asset categories are based on general historical returns and inflation rates. The target allocation of assets is used to develop a composite rate of return assumption. See Note 9 of the Notes to the Consolidated Financial Statements for additional information.

Trade Receivables. We recognize trade receivables when the risk of loss and title pass to the customer. We record an allowance for doubtful accounts based on our historical experience and a periodic review of our accounts receivable, including a review of the overall aging of accounts and analysis of specific accounts. A customer account is determined to be uncollectible when we have completed our internal collection procedures, including termination of shipments, direct customer contact and formal demand of payment. We believe our allowance for doubtful accounts is reasonable; however, the unanticipated default by a customer with a material trade receivable could occur. We recorded an allowance for doubtful accounts of $641,000 and $626,000 at July 31, 2013 and 2012, respectively.

Inventories. We value inventories at the lower of cost (first-in, first-out) or market. Inventory costs include the cost of raw materials, packaging supplies, labor and other overhead costs. We perform a detailed review of our inventory items to determine if an obsolescence reserve adjustment is necessary. The review surveys all of our operating facilities and sales divisions to ensure that both historical issues and new market trends are considered. The obsolescence reserve not only considers specific items, but also takes into consideration the overall value of the inventory as of the balance sheet date. The inventory obsolescence reserve values at July 31, 2013 and 2012 were $364,000 and $281,000, respectively.

Reclamation. During the normal course of our mining process we remove overburden and perform on-going reclamation activities. As overburden is removed from a mine site, it is hauled to a previously mined site and used to refill older sites. This process allows us to continuously reclaim older mine sites and dispose of overburden simultaneously, therefore minimizing the costs associated with the reclamation process. On an annual basis we evaluate our potential reclamation liability in accordance with ASC 410, *Asset Retirement and Environmental Obligations*. As of July 31, 2013 and 2012, we have recorded an estimated net reclamation asset of $590,000 and $619,000, respectively, and a corresponding estimated reclamation liability of $1,269,000 as of both July 31, 2013 and 2012. These values represent the discounted present value of the estimated future mining reclamation costs at the production plants. The reclamation assets are depreciated over the estimated useful lives of the various mines. The reclamation liabilities are increased based on a yearly accretion charge over the estimated useful lives of the mines.

Accounting for reclamation obligations requires that we make estimates unique to each mining operation of the future costs we will incur to complete the reclamation work required to comply with existing laws and regulations. Actual future costs incurred could significantly differ from estimated amounts. Future changes to environmental laws could increase the extent of reclamation work required. Any such increases in future costs could materially impact the amount incurred for reclamation costs.

Impairment of goodwill, trademarks and other intangible assets. We review carrying values of goodwill, trademarks and other indefinite lived intangible assets periodically for possible impairment in accordance ASC 350, *Intangibles – Goodwill and Other.* Our impairment review is based on a discounted cash flow approach that requires significant judgment with respect to volume, revenue, expense growth rates and the selection of an appropriate discount rate. Impairment occurs when the carrying value exceeds the fair value. Our impairment analysis is performed in the first quarter of the fiscal year and when indicators such as unexpected adverse economic factors, unanticipated technological changes, competitive activities and acts by governments and courts indicate that an asset may become impaired. We use judgment in assessing whether assets may have become impaired. Our analysis in the first quarter of fiscal 2013 did not indicate any impairment. We continue to monitor events, circumstances or changes in the business that might imply a reduction in value and might lead to impairment.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Standards

For our annual goodwill impairment test performed during the first quarter of fiscal 2013, we considered the FASB guidance issued under ASC 350 *Intangibles-Goodwill and Other: Testing Goodwill for Impairment,* which provides the option to first assess qualitative factors to determine if the annual two-step test of goodwill for impairment must be performed. We did not elect to perform a qualitative assessment and continued to perform the two-step test to measure potential goodwill impairment. There was no impact on our Consolidated Financial Statements as a result of this new guidance.

In the first quarter of fiscal 2013, we adopted the FASB guidance issued under ASC 220 *Comprehensive Income: Presentation of Comprehensive Income.* This guidance requires presentation of the components of net income and other comprehensive income either in one continuous statement, referred to as the Statement of Comprehensive Income, or in two separate consecutive statements. The requirements eliminate the current option to report other comprehensive income and its components in the Statement of Stockholders' Equity. In accordance with the new requirements, and consistent with our past practice for our Quarterly Reports on Form 10-Q, we elected to present the components of net income and other comprehensive income in two separate consecutive statements. The components recognized in net income or other comprehensive income did not change and there was no impact on our Consolidated Financial Statements as a result of adopting this new guidance.

Recently Issued Accounting Standards

In July 2012, the FASB issued guidance under ASC 350 *Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,* that provides the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the second, quantitative impairment test. If, based on the qualitative assessment of events or circumstances, an entity determines it is more likely than not that the indefinite-lived intangible asset's fair value is more than its carrying amount, then it is not necessary to perform the quantitative impairment test. However, if an entity concludes otherwise, then the quantitative impairment test must also be performed to identify and measure any potential impairment amount. We will consider the option provided in this guidance for our annual indefinite-lived asset impairment testing for our fiscal year 2014 beginning August 1, 2013.

In February 2013, the FASB issued guidance under ASC 220 *Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, that requires presentation by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, information about significant amounts required under U.S. Generally Accepted Accounting Principles ("U.S. GAAP") to be reclassified out of accumulated other comprehensive income in their entirety. For amounts not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. These presentation requirements will be effective for our Quarterly Report on Form 10-Q for the quarter ending October 31, 2013 and will not have a significant impact on our Consolidated Financial Statements.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk and employ policies and procedures to manage our exposure to changes in the market risk of our cash equivalents and short-term investments. We believe that the market risk arising from holdings of our financial instruments is not material.

We are exposed to foreign currency fluctuation risk, primarily U.S. Dollar/British Pound, U.S. Dollar/Euro and U.S. Dollar/Canadian Dollar, as it relates to certain accounts receivables and to our foreign operations. We are subject to translation exposure of our foreign subsidiaries' financial statements. In recent years, our foreign subsidiaries have not generated a substantial portion of our consolidated net sales or net income. In addition, a small portion of our consolidated accounts receivable are denominated in foreign currencies. During fiscal 2013, we entered into derivative contracts to reduce exposure to fluctuations in the exchange rate of the Euro compared to the U.S. Dollar. These contracts expired prior to July 31, 2013 and one immaterial transactions was executed per the contractual terms during the fiscal year. We believe that the overall foreign currency fluctuation risk is immaterial to our Consolidated Financial Statements.

We are exposed to market risk at it relates to the investments of plan assets under our defined benefit pension plan. The fair value of these assets is subject to change due to fluctuations in the financial markets. A lower asset value may increase our pension expense and may increase the amount and accelerate the timing of future funding contributions.

We are exposed to regulatory risk in the fluids purification, agricultural and animal health markets, principally as a result of the risk of increasing regulation of the food chain throughout the world, but particularly in the United States and Europe. We actively monitor developments in this area, both directly and through trade organizations of which we are a member.

We are exposed to commodity price risk with respect to fuel. Factors that could influence the cost of natural gas used in the kilns to dry our clay include the creditworthiness of our natural gas suppliers, the overall general economy, developments in world events, general supply and demand for natural gas, seasonality and the weather patterns throughout the United States and the world. We monitor fuel market trends and we may contract for a portion of our anticipated fuel needs using forward purchase contracts to mitigate the volatility of our kiln fuel prices. As of July 31, 2013, we have purchased no natural gas contracts for our planned kiln fuel needs for fiscal 2014. We continue to purchase natural gas at spot rates on a month to month basis.

Please also see Item 1A "Risk Factors" above for a discussion of these and other risks and uncertainties we face in our business.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED BALANCE SHEETS

ASSETS	July 31, 2013	July 31, 2012
	(in thousands)	
Current Assets		
Cash and cash equivalents	**$ 24,035**	$ 27,093
Short-term investments	**18,459**	9,163
Accounts receivable, less allowance of $641 and $626 in 2013 and 2012, respectively	**31,148**	30,225
Inventories	**20,723**	19,673
Deferred income taxes	**3,986**	2,611
Prepaid repairs expense	**3,458**	3,549
Prepaid expenses and other assets	**1,563**	2,888
Total Current Assets	**103,372**	95,202
Property, Plant and Equipment		
Buildings and leasehold improvements	**28,475**	28,338
Machinery and equipment	**112,056**	109,181
Office furniture and equipment	**9,880**	9,720
Vehicles	**11,615**	10,621
Gross depreciable assets	**162,026**	157,860
Less accumulated depreciation and amortization	**(118,082)**	(112,254)
Net depreciable assets	**43,944**	45,606
Construction in progress	**5,845**	2,572
Land	**16,266**	16,275
Total Property, Plant and Equipment, Net	**66,055**	64,453
Other Assets		
Goodwill	**5,162**	5,162
Trademarks and patents, net of accumulated amortization of $427 and $409 in 2013 and 2012, respectively	**581**	576
Debt issuance costs, net of accumulated amortization of $455 and $380 in 2013 and 2012, respectively	**309**	385
Licensing agreements and non-compete agreements, net of accumulated amortization of $1,861 and $1,611 in 2013 and 2012, respectively	**378**	627
Deferred income taxes	**2,164**	3,224
Other	**5,538**	4,638
Total Other Assets	**14,132**	14,612
Total Assets	**$ 183,559**	$ 174,267

The accompanying notes are an integral part of the Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	July 31, 2013	July 31, 2012
	(in thousands)	
Current Liabilities		
Current maturities of notes payable	**$ 3,500**	$ 3,800
Accounts payable	**6,483**	6,700
Dividends payable	**1,236**	1,154
Accrued expenses		
Salaries, wages and commissions	**9,087**	6,201
Trade promotions and advertising	**2,824**	3,302
Freight	**2,154**	2,585
Other	**6,163**	5,380
Total Current Liabilities	**31,447**	29,122
Noncurrent Liabilities		
Notes payable	**22,400**	25,900
Deferred compensation	**8,569**	8,117
Pension and postretirement benefits	**16,362**	24,241
Other	**1,843**	1,579
Total Noncurrent Liabilities	**49,174**	59,837
Total Liabilities	**80,621**	88,959
Stockholders' Equity		
Common Stock, par value $.10 per share, issued 7,866,560 shares in 2013 and 7,786,241 shares in 2012	**787**	779
Class B Stock, par value $.10 per share, issued 2,394,487 shares in 2013 and 2,374,859 shares in 2012	**239**	237
Additional paid-in capital	**31,317**	29,759
Restricted unearned stock compensation	**(1,824)**	(2,214)
Retained earnings	**132,750**	122,901
Accumulated Other Comprehensive Income		
Unrealized gain on marketable securities	**86**	72
Pension and postretirement benefits	**(5,608)**	(11,591)
Cumulative translation adjustment	**487**	573
Less treasury stock, at cost (2,914,567 Common and 324,741 Class B shares in 2013 and 2,911,564 Common and 324,741 Class B shares in 2012)	**(55,296)**	(55,208)
Total Stockholders' Equity	**102,938**	85,308
Total Liabilities and Stockholders' Equity	**$ 183,559**	$ 174,267

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended July 31,		
	2013	2012	2011
	(in thousands, except for per share data)		
Net Sales	**$ 250,583**	$ 240,681	$ 226,755
Cost of Sales	**(184,084)**	(181,676)	(176,715)
Gross Profit	**66,499**	59,005	50,040
Selling, General and Administrative Expenses	**(47,558)**	(47,303)	(36,331)
Capacity Rationalization Charges	**(70)**	(1,623)	—
Income from Operations	**18,871**	10,079	13,709
Other Income (Expense)			
Interest income	**34**	31	61
Interest expense	**(1,773)**	(2,060)	(2,053)
Foreign exchange loss	**(56)**	(196)	(22)
Other, net	**423**	507	446
Total Other Expense, Net	**(1,372)**	(1,718)	(1,568)
Income Before Income Taxes	**17,499**	8,361	12,141
Income Taxes	**(2,913)**	(2,263)	(3,090)
Net Income	**$ 14,586**	$ 6,098	$ 9,051
Net Income Per Share			
Basic Common	**$ 2.25**	$ 0.92	$ 1.36
Basic Class B Common	**$ 1.69**	$ 0.70	$ 1.06
Diluted	**$ 2.07**	$ 0.85	$ 1.26
Average Shares Outstanding			
Basic Common	**4,909**	5,063	5,083
Basic Class B Common	**1,970**	1,934	1,908
Diluted	**6,927**	7,062	7,103

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended July 31,		
	2013	**2012**	**2011**
		(in thousands)	
Net Income	**$ 14,586**	$ 6,098	$ 9,051
Other Comprehensive Income (net of tax):			
Unrealized gain on marketable securities	**14**	1	3
Pension and postretirement benefits	**5,983**	(6,276)	(4)
Cumulative translation adjustment	**(86)**	(226)	307
Other Comprehensive Income (Loss)	**5,911**	(6,501)	306
Comprehensive Income (Loss)	**$ 20,497**	$ (403)	$ 9,357

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Number of Shares		(in thousands)						
	Common & Class B Stock	Treasury Stock	Common & Class B Stock	Additional Paid-In Capital	Retained Earnings	Restricted Unearned Stock Compensation	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity
Balance, July 31, 2010	**9,884,139**	**(2,883,505)**	**$ 988**	**$ 25,104**	**$ 116,917**	**$ (156)**	**$ (47,513)**	**$ (4,751)**	**$ 90,589**
Net Income			—	—	9,051	—	—	—	9,051
Other Comprehensive Income (Loss)			—	—	—	—	—	306	306
Dividends Declared			—	—	(4,305)	—	—	—	(4,305)
Purchases of Treasury Stock		(117,123)	—	—	—	—	(2,407)	—	(2,407)
Issuance of Stock Under Long-Term Incentive Plans	239,044	33,500	24	3,741	(275)	(2,917)	496	—	1,069
Share-based Compensation			—	368	—	—	—	—	368
Amortization of Restricted Stock			—	—	—	627	—	—	627
Balance, July 31, 2011	**10,123,183**	**(2,967,128)**	**$ 1,012**	**$ 29,213**	**$ 121,388**	**$ (2,446)**	**$ (49,424)**	**$ (4,445)**	**$ 95,298**
Net Income			—	—	6,098	—	—	—	6,098
Other Comprehensive Income (Loss)			—	—	—	—	—	(6,501)	(6,501)
Dividends Declared			—	—	(4,511)	—	—	—	(4,511)
Purchases of Treasury Stock		(296,427)	—	—	—	—	(6,247)	—	(6,247)
Issuance of Stock Under Long-Term Incentive Plans	37,917	27,250	4	448	(74)	(488)	463	—	353
Share-based Compensation			—	98	—	—	—	—	98
Amortization of Restricted Stock			—	—	—	720	—	—	720
Balance, July 31, 2012	**10,161,100**	**(3,236,305)**	**$ 1,016**	**$ 29,759**	**$ 122,901**	**$ (2,214)**	**$ (55,208)**	**$ (10,946)**	**$ 85,308**
Net Income			—	—	14,586	—	—	—	14,586
Other Comprehensive Income (Loss)			—	—	—	—	—	5,911	5,911
Dividends Declared			—	—	(4,712)	—	—	—	(4,712)
Purchases of Treasury Stock		(8,253)	—	—	—	—	(175)	—	(175)
Issuance of Stock Under Long-Term Incentive Plans	99,947	5,250	10	1,289	(25)	(474)	87	—	887
Share-based Compensation			—	269	—	—	—	—	269
Amortization of Restricted Stock			—	—	—	864	—	—	864
Balance, July 31, 2013	**10,261,047**	**(3,239,308)**	**$ 1,026**	**$ 31,317**	**$ 132,750**	**$ (1,824)**	**$ (55,296)**	**$ (5,035)**	**$ 102,938**

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year-Ended July 31		
	2013	2012	2011
	(in thousands)		
Cash Flows from Operating Activities			
Net Income	$ 14,586	$ 6,098	$ 9,051
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,946	9,272	8,473
Amortization of investment (discounts) premiums	(7)	15	30
Non-cash stock compensation expense	864	727	641
Excess tax benefits for share-based payments	(268)	(92)	(342)
Deferred income taxes	(398)	(2,568)	3,515
Provision for bad debts	64	32	36
Loss on the sale of property, plant and equipment	8	445	168
Capacity rationalization charges	70	1,623	—
(Increase) decrease in:			
Accounts receivable	(984)	(1,026)	(2,075)
Inventories	(1,050)	(456)	(3,207)
Prepaid expenses	1,416	1,878	(2,954)
Other assets	(1,025)	(510)	(110)
Increase (decrease) in:			
Accounts payable	135	456	275
Accrued expenses	2,159	1,622	(1,384)
Deferred compensation	452	921	378
Pension and postretirement benefits	(1,896)	4,730	672
Other liabilities	294	172	(59)
Total Adjustments	8,780	17,241	4,057
Net Cash Provided by Operating Activities	23,366	23,339	13,108
Cash Flows from Investing Activities			
Capital expenditures	(9,795)	(6,960)	(13,806)
Proceeds from sale of property, plant and equipment	66	31	149
Purchases of short-term investments	(34,439)	(17,601)	(60,083)
Dispositions of short-term investments	25,150	24,260	50,075
Net Cash Used in Investing Activities	(19,018)	(270)	(23,665)
Cash Flows from Financing Activities			
Proceeds from issuance of notes payable	—	—	18,500
Principal payments on notes payable	(3,800)	(3,600)	(3,500)
Dividends paid	(4,630)	(4,486)	(4,218)
Purchase of treasury stock	(175)	(6,247)	(2,474)
Proceeds from issuance of treasury stock	82	31	221
Proceeds from issuance of common stock	805	321	914
Excess tax benefits for share-based payments	268	92	342
Net Cash (Used in) Provided by Financing Activities	(7,450)	(13,889)	9,785
Effect of exchange rate changes on cash and cash equivalents	44	28	(105)
Net (Decrease) Increase in Cash and Cash Equivalents	(3,058)	9,208	(877)
Cash and Cash Equivalents, Beginning of Year	27,093	17,885	18,762
Cash and Cash Equivalents, End of Year	$ 24,035	$ 27,093	$ 17,885

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Oil-Dri Corporation of America and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated from the Consolidated Financial Statements.

MANAGEMENT USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents are highly liquid investments with maturities of three months or less when purchased.

SHORT-TERM INVESTMENTS

The composition of short-term investments was as follows as of July 31 (in thousands):

	2013	2012
U.S. Treasury Securities	**$ 8,999**	$ 5,998
Certificates of Deposit	**9,460**	3,165
Short-Term Investments	**$ 18,459**	$ 9,163

We intend and have the ability to hold these investments to maturity; therefore, these investments are reported at amortized cost on the Consolidated Balance Sheets.

TRADE RECEIVABLES

We recognize trade receivables when the risk of loss and title pass to the customer. We record an allowance for doubtful accounts based on our historical experience and a periodic review of our accounts receivable, including a review of the overall aging of accounts and analysis of specific accounts. A customer account is determined to be uncollectible when we have completed our internal collection procedures, including termination of shipments, direct customer contact and formal demand of payment. We retain outside collection agencies to facilitate our collection efforts. Past due status is determined based on contractual terms and customer payment history.

INVENTORIES

We value inventories at the lower of cost (first-in, first-out) or market. We recorded inventory obsolescence reserves of approximately $364,000 and $281,000 as of July 31, 2013 and 2012, respectively. The composition of inventories was as follows as of July 31 (in thousands):

	2013	2012
Finished goods	**$ 12,112**	$ 11,313
Packaging	**4,003**	3,982
Other	**4,608**	4,378
Inventories	**$ 20,723**	$ 19,673

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated at the exchange rates in effect at period end. Income statement items are translated at the average exchange rate on a monthly basis. Resulting translation adjustments are recorded as a separate component of stockholders' equity.

INTANGIBLE ASSETS AND GOODWILL

We amortize most of our intangible assets on a straight-line basis over periods ranging from seven to 17 years. We have some intangible assets that were determined to have indefinite lives and are not amortized. We periodically review intangibles and goodwill to assess recoverability from projected discounted cash flows of the related operating entities. Our review is based on discounted cash flow and other approaches that require significant judgment with respect to volume, revenue, expense growth rates and the selection of an appropriate discount rate. Impairment occurs when the carrying value exceeds the fair value. Our impairment analysis is performed in the first quarter of the fiscal year and when indicators such as unexpected adverse economic factors, unanticipated technological changes, competitive activities and acts by governments and courts indicate that an asset may become impaired.

Our estimated intangible amortization expense for the next five fiscal years is as follows (in thousands):

2014	**$ 315**
2015	**$ 248**
2016	**$ 76**
2017	**$ 48**
2018	**$ 40**

OVERBURDEN REMOVAL AND MINING COSTS

We mine sorbent materials on property that we either own or lease as part of our overall operations. A significant part of our overall mining cost is incurred during the process of removing the overburden from the mine site, thus exposing the sorbent material used in a majority of our production processes. These stripping costs are treated as a variable inventory production cost and are included in cost of sales in the period they are incurred. Stripping costs included in cost of sales were approximately $2,187,000, $2,031,000, and $2,045,000 for the fiscal years ended July 31, 2013, 2012 and 2011, respectively. We defer and amortize the pre-production overburden removal costs associated with opening a new mine. No pre-production overburden removal costs were deferred in the last two fiscal years.

Additionally, it is our policy to capitalize the purchase cost of land and mineral rights, including associated legal fees, survey fees and real estate fees. The costs of obtaining mineral patents, including legal fees and drilling expenses, are also capitalized. The amount of land and mineral rights included in land on the Consolidated Balance Sheets were approximately $13,000,000 and $2,165,000, respectively, as of both July 31, 2013 and 2012. Pre-production development costs on new mines and any prepaid royalties that may be offset against future royalties due upon extraction of the mineral are also capitalized. Prepaid royalties included in prepaid expenses and other assets on the Consolidated Balance Sheets were approximately $1,059,000 and $1,147,000 as of July 31, 2013 and 2012, respectively. No capitalized pre-production development costs were recorded in the last two fiscal years. All exploration related costs are expensed as incurred.

RECLAMATION

We perform ongoing reclamation activities during the normal course of our overburden removal activities. As overburden is removed from a mine site, it is hauled to previously mined sites and is used to refill older sites. This process allows us to continuously reclaim older mine sites and dispose of overburden simultaneously, therefore minimizing the costs associated with the reclamation process.

On an annual basis we evaluate our potential reclamation liability in accordance with ASC 410, *Asset Retirement and Environmental Obligations*. The reclamation assets are depreciated over the estimated useful lives of the various mines. The reclamation liabilities are increased based on a yearly accretion charge over the estimated useful lives of the mines.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are generally depreciated using the straight-line method over their estimated useful lives which are listed below. Major improvements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of the applicable assets are expensed as incurred.

	Years
Buildings and leasehold improvements	5 - 30
Machinery and equipment	
Packaging	2 - 20
Processing	2 - 20
Mining and Other	3 - 15
Office furniture, computers and equipment	2 - 10
Vehicles	3 - 10

Property, plant and equipment are reviewed for possible impairment on an annual basis. We take into consideration idle and underutilized equipment and review business plans for possible impairment. When impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its fair market value.

TRADE PROMOTIONS

We routinely commit to one-time or ongoing trade promotion programs primarily in our Retail and Wholesale Products Group. All such costs are netted against sales. We have accrued liabilities at the end of each period for the estimated expenses incurred, but not paid for these programs. Promotional reserves are provided for sales incentives made directly to consumers, such as coupons, and sales incentives made to customers, such as slotting, discounts based on sales volume, cooperative marketing programs and other arrangements. We use judgment for estimates to determine our trade spending liabilities. We rely on our historical experience with trade spending patterns and that of the industry, current trends and forecast data.

ADVERTISING

Advertising costs for the development of printed materials, television commercials, web-based digital banners, web-based social media and sales videos are deferred and expensed upon the first use of the materials, unless such amounts are immaterial. Costs paid for communicating advertising over a period of time, such as television air time, radio commercials and print media advertising space, are deferred and expensed on a pro-rata basis. All other advertising costs, including participation in industry conventions and shows and market research, are expensed when incurred. All advertising costs are part of selling, general and administrative expenses.

Advertising expenses were approximately $7,975,000, $10,846,000, and $3,220,000 for the years ended July 31, 2013, 2012 and 2011, respectively. Advertising expenses increased in fiscal 2012 for our Cat's Pride Fresh & Light products, which were introduced in the fourth quarter of fiscal 2011.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Non-derivative financial instruments included in the Consolidated Balance Sheets are cash and cash equivalents, short-term investments, cash surrender value of life insurance policies and notes payable. These instruments, except for notes payable, were carried at amounts approximating fair value as of July 31, 2013 and 2012. The short-term investments included U.S. Treasury securities and certificates of deposit. We intend and have the ability to hold our short-term investments to maturity; therefore, these investments were reported at amortized cost, which was approximately equal to fair value. See Note 5 of the Notes to the Consolidated Financial Statements for additional information regarding the fair value of notes payable, as well as assets and liabilities recorded at fair value.

REVENUE RECOGNITION

We recognize revenue when risk of loss and title are transferred under the terms of our sales agreements with customers. An invoice is generated at the time of shipment based on a fixed and determinable price. Sales returns and allowances are not material.

COST OF SALES

Cost of sales includes all manufacturing costs, including depreciation and amortization related to assets used in the manufacturing and distribution process, inbound and outbound freight, inspection costs, purchasing costs associated with materials and packaging used in the production process and warehouse and distribution costs.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in cost of sales and were approximately $45,002,000, $42,095,000 and $39,763,000 for the fiscal years ended July 31, 2013, 2012 and 2011, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses include salaries, wages and benefits associated with staff outside the manufacturing and distribution functions, all marketing related costs, any miscellaneous trade spending expenses not required to be included in net sales, research and development costs, depreciation and amortization related to assets outside the manufacturing and distribution process and all other non-manufacturing and non-distribution expenses.

RESEARCH AND DEVELOPMENT

Research and development costs of approximately $2,620,000, $2,006,000 and $1,933,000 were charged to expense as incurred for the fiscal years ended July 31, 2013, 2012 and 2011, respectively.

PENSION AND POSTRETIREMENT BENEFIT COSTS

We provide a defined benefit pension plan for eligible salaried and hourly employees and we make contributions to fund the plan. We also provide a postretirement health benefit plan to domestic salaried employees who qualify under the plan's provisions. The postretirement health benefit plan is unfunded. Our pension and postretirement health benefit plans are accounted for using actuarial valuations required by ASC 715, *Compensation – Retirement Benefits*. The funded status of our defined pension and postretirement health benefit plans are recognized on the Consolidated Balance Sheets. Changes in the funded status that arise during the period but are not recognized as components of net periodic benefit cost are recognized within other comprehensive income, net of income tax. See Note 9 of the Notes to the Consolidated Financial Statements for additional information.

STOCK-BASED COMPENSATION

We account for stock options and restricted stock issued under our long term incentive plans in accordance with ASC 718, *Compensation – Stock Compensation*. The fair value of stock-based compensation is determined at the grant date. The related compensation expense is recognized over the appropriate vesting period. See Note 8 of the Notes to the Consolidated Financial Statements for additional information.

INCOME TAXES

Deferred income tax assets and liabilities are recorded for the impact of temporary differences between the tax basis of assets and liabilities and the amounts recognized for financial reporting purposes. Deferred tax assets are reviewed and a valuation allowance is established if management believes that it is more likely than not that some portion of our deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change.

In addition to existing valuation allowances, we provide for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by ASC 740, *Income Taxes*. Amounts for uncertain tax positions are adjusted when new information becomes available or when positions are effectively settled. We recognize interest and penalties accrued related to uncertain tax positions in income tax (benefit) expense.

U.S. income tax expense and foreign withholding taxes are provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. Where unremitted foreign earnings are indefinitely reinvested, no provision for federal or state tax expense is recorded. When circumstances change and we determine that some or all of the undistributed earnings will be remitted in the foreseeable future, a corresponding expense is accrued in the current period. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about income taxes.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Standards

For our annual goodwill impairment test performed during the first quarter of fiscal 2013, we considered the FASB guidance issued under ASC 350 *Intangibles-Goodwill and Other: Testing Goodwill for Impairment,* which provides the option to first assess qualitative factors to determine if the annual two-step test of goodwill for impairment must be performed. We did not elect to perform a qualitative assessment and continued to perform the two-step test to measure potential goodwill impairment. There was no impact on our Consolidated Financial Statements as a result of this new guidance.

In the first quarter of fiscal 2013, we adopted the FASB guidance issued under ASC 220 *Comprehensive Income: Presentation of Comprehensive Income.* This guidance requires presentation of the components of net income and other comprehensive income either in one continuous statement, referred to as the Statement of Comprehensive Income, or in two separate consecutive statements. The requirements eliminate the current option to report other comprehensive income and its components in the Statement of Stockholders' Equity. In accordance with the new requirements, and consistent with our past practice for our Quarterly Reports on Form 10-Q, we elected to present the components of net income and other comprehensive income in two separate consecutive statements. The components recognized in net income or other comprehensive income did not change and there was no impact on our Consolidated Financial Statements as a result of adopting this new guidance.

Recently Issued Accounting Standards

In July 2012, the FASB issued guidance under ASC 350 *Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,* that provides the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the second, quantitative impairment test. If, based on the qualitative assessment of events or circumstances, an entity determines it is more likely than not that the indefinite-lived intangible asset's fair value is more than its carrying amount, then it is not necessary to perform the quantitative impairment test. However, if an entity concludes otherwise, then the quantitative impairment test must also be performed to identify and measure any potential impairment amount. We will consider the option provided in this guidance for our annual indefinite-lived asset impairment testing for our fiscal year 2014 beginning August 1, 2013.

In February 2013, the FASB issued guidance under ASC 220 *Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, that requires presentation by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, information about significant amounts required under U.S. GAAP to be reclassified out of accumulated other comprehensive income in their entirety. For amounts not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. These presentation requirements will be effective for our Quarterly Report on Form 10-Q for the quarter ending October 31, 2013 and will not have a significant impact on our Consolidated Financial Statements.

NOTE 2 – SPECIAL CHARGES

Capacity Rationalization Charges

During fiscal 2012 we announced the planned relocation of production of our industrial floor absorbent and cat litter products from our facility located in Mounds, Illinois, to our plants located in Mississippi. This decision was made due to the continued decline in the coarse cat litter market and after a comprehensive evaluation of our manufacturing operations and cost structure, including state regulatory requirements.

We recorded pre-tax employee-related costs of $70,000 (net of an adjustment to reduce the reserve estimate) during fiscal 2013 related to the production relocation. We incurred a pre-tax asset write-off of $1,187,000 and severance and other employee-related costs of $436,000 during fiscal 2012. These costs are shown as "Capacity Rationalization Charges" on the Consolidated Statements of Operations. Allocation of these expenses between operating segments is impracticable due to the shared nature of our production facilities. No additional material expense is expected to be incurred related to the capacity rationalization.

Following is a rollforward of the reserve included in Other Accrued Expenses on the Consolidated Balance Sheets as of July 31, 2013 and 2012 (in thousands).

	Asset write-off	Severance and other employee related costs	Total
Charges recognized in year	$ 1,187	$ 436	$ 1,623
Charges against reserve	(1,187)	(23)	(1,210)
Reserve balance at July 31, 2012	—	413	413
Charges against reserve	—	(403)	(403)
Reserve adjustment	—	(10)	(10)
Reserve balance at July 31, 2013	$ —	$ —	$ —

NOTE 3 – OPERATING SEGMENTS

We have two reportable operating segments derived from the different characteristics of our major customer groups: Retail and Wholesale Products Group and Business to Business Products Group. Net sales and operating income for each segment are provided below. Revenues by product line are not provided because it would be impracticable to do so. The accounting policies of the segments are the same as those described in the Note 1 of the Notes to the Consolidated Financial Statements.

We do not rely on any segment asset allocations and we do not consider them meaningful because of the shared nature of our production facilities; however, we have estimated the segment asset allocations below for those assets for which we can reasonably determine. The unallocated asset category is the remainder of our total assets. The asset allocation is estimated and is not a measure used by our chief operating decision maker about allocating resources to the operating segments or in assessing their performance. The corporate expenses line represents certain unallocated expenses, including primarily salaries, wages and benefits, purchased services, rent, utilities and depreciation and amortization associated with corporate functions such as research and development, information systems, finance, legal, human resources and customer service. Corporate expenses also include the annual incentive plan bonus accrual.

	July 31, Assets		
	2013	2012	2011
	(in thousands)		
Business to Business Products	**$ 53,721**	$ 44,250	$ 40,635
Retail and Wholesale Products	**76,376**	79,658	81,049
Unallocated Assets	**53,462**	50,359	51,709
Total Assets	**$ 183,559**	$ 174,267	$ 173,393

	Year Ended July 31,					
	Net Sales			Income		
	2013	2012	2011	2013	2012	2011
	(in thousands)					
Business to Business Products	**$ 92,969**	$ 85,456	$ 74,479	**$ 30,739**	$ 28,643	$ 19,504
Retail and Wholesale Products	**157,614**	155,225	152,276	**10,561**	2,098	10,439
Total Sales	**$250,583**	$240,681	$226,755			
Corporate Expenses				**(22,359)**	(19,039)	(16,234)
Capacity Rationalization Charges				**(70)**	(1,623)	—
Income from Operations				**18,871**	10,079	13,709
Total Other Expense, Net				**(1,372)**	(1,718)	(1,568)
Income before Income Taxes				**17,499**	8,361	12,141
Income Taxes				**(2,913)**	(2,263)	(3,090)
Net Income				**$ 14,586**	$ 6,098	$ 9,051

The following is a summary of financial information by geographic region for the years ended July 31 (in thousands):

	2013	2012	2011
Sales to unaffiliated customers by:			
Domestic operations	**$ 238,655**	$ 229,382	$ 214,239
Foreign subsidiaries	**$ 11,928**	$ 11,299	$ 12,516
Sales or transfers between geographic areas:			
Domestic operations	**$ 4,624**	$ 4,440	$ 4,949
Income (Loss) before income taxes:			
Domestic operations	**$ 17,744**	$ 9,382	$ 12,815
Foreign subsidiaries	**$ (245)**	$ (1,021)	$ (674)
Net Income (Loss):			
Domestic operations	**$ 14,762**	$ 6,974	$ 9,618
Foreign subsidiaries	**$ (176)**	$ (876)	$ (567)
Identifiable assets:			
Domestic operations	**$ 175,261**	$ 165,565	$ 163,696
Foreign subsidiaries	**$ 8,298**	$ 8,702	$ 9,697

Our largest customer accounted for the following percentage of consolidated net sales and net accounts receivable:

	2013	2012	2011
Net sales for the years ended July 31	**20%**	22%	21%
Net accounts receivable as of July 31	**30%**	32%	33%

NOTE 4 – NOTES PAYABLE

The composition of notes payable is as follows as of July 31 (in thousands):

	2013	2012
Prudential Insurance Company of America, Prudential Retirement Insurance and Annuity Company, Forethought Life Insurance Company, Physicians Mutual Insurance Company and BCBSM, Inc.		
Payable in annual principal installments on August 1: $3,083 in each fiscal year 2016 through 2021. Interest is payable semiannually at an annual rate of 3.96%	**$ 18,500**	$ 18,500
Prudential Financial		
Payable in annual principal installments on April 15. Interest is payable semiannually at an annual rate of 6.55%	—	1,500
The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company		
Payable in annual principal installments on October 15: $3,500 in fiscal 2014 and 2015; and $400 in fiscal 2016. Interest is payable semiannually at an annual rate of 5.89%	**7,400**	9,700
Total notes payable	**$ 25,900**	$ 29,700
Less current maturities of notes payable	**(3,500)**	(3,800)
Noncurrent notes payable	**$ 22,400**	$ 25,900

On April 15, 2013 we made the final payment on the $25,000,000 Note Purchase Agreement with Prudential Financial.

We have $18,500,000 of senior promissory notes to The Prudential Insurance Company of America, Prudential Retirement Insurance and Annuity Company, Forethought Life Insurance Company, Physicians Mutual Insurance Company and BCBSM, Inc. dba Blue Cross and Blue Shield of Minnesota pursuant to a Note Agreement dated November 12, 2010. The notes bear interest at 3.96% per annum and mature on August 1, 2020. The proceeds of the sale may be used to fund future principal payments of our debt, acquisitions, stock repurchases, capital expenditures and for working capital purposes. The note agreement contains certain covenants that restrict our ability and the ability of certain of our subsidiaries to, among other things, (i) incur liens, (ii) incur indebtedness, (iii) merge or consolidate, (iv) sell assets, (v) sell stock of those certain subsidiaries, (vi) engage in business that would change the general nature of the business we are engaged in, and (vii) enter into transactions other than on "arm's length" terms with affiliates.

We sold at face value $15,000,000 in senior promissory notes to The Prudential Insurance Company of America and to Prudential Retirement Insurance and Annuity Company pursuant to a Note Agreement dated December 16, 2005. The notes bear interest at 5.89% per annum and mature on October 15, 2015. The proceeds of the sale may be used to fund future principal payments on debt, acquisitions, stock repurchases, and capital expenditures and for working capital purposes. The note agreement contains certain covenants that restrict our ability to, among other things, incur additional indebtedness, dispose of assets and merge or consolidate. The note agreement also requires a minimum fixed coverage ratio and a minimum consolidated net worth to be maintained.

On December 21, 2011, we signed a second amendment to extend our $15,000,000 unsecured revolving credit agreement with BMO Harris. The second amendment extends the credit agreement until December 31, 2014. The credit agreement with BMO Harris provides that we may select a variable rate based on either BMO Harris' prime rate or a LIBOR-based rate, plus a margin which varies depending on our debt to earnings ratio, or a fixed rate as agreed between us and BMO Harris. At July 31, 2013, the variable rates would have been 3.25% for the BMO Harris' prime-based rate or 1.93% for the LIBOR-based rate. The credit agreement contains restrictive covenants that, among other things and under various conditions, limit our ability to incur additional indebtedness or to dispose of assets. The agreement also requires us to maintain a minimum fixed coverage ratio and a minimum consolidated net worth. On June 21, 2012, we signed a third amendment to the credit agreement which also allows us to obtain foreign letters of credit when necessary. As of July 31, 2013 and 2012, there were no outstanding borrowings under this credit agreement.

Our debt agreements also contain provisions such that if we default on one debt agreement, the others will automatically default. If we default on any guaranteed debt with a balance greater than $1,000,000, our unsecured revolving credit agreement with BMO Harris will be considered in default. If we default on any debt with a balance greater than $5,000,000 we will also be considered in default with the promissory notes to The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company. In addition, our credit agreement with BMO Harris indirectly restricts dividends by requiring us to maintain consolidated net worth, as defined, of about $56,760,000 plus 25% of cumulative quarterly earnings from January 31, 2006.

We were in compliance with all restrictive covenants and limitations at July 31, 2013.

The following is a schedule by fiscal year of future maturities of notes payable as of July 31, 2013 (in thousands):

2014	$ 3,500
2015	3,500
2016	3,483
2017	3,083
2018	3,083
Later years	9,251
	$ 25,900

NOTE 5 – FINANCIAL INSTRUMENTS

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are prioritized into one of three categories based on the lowest level of input that is significant to the fair value measurement. Categories in the hierarchy are as follows:

Level 1: Financial assets and liabilities whose values are based on quoted market prices in active markets for identical assets or liabilities.

Level 2: Financial assets and liabilities whose values are based on:

1) Quoted prices for similar assets or liabilities in active markets.

2) Quoted prices for identical or similar assets or liabilities in markets that are not active.

3) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs may reflect estimates of the assumptions that market participants would use in valuing the financial assets and liabilities.

The following table summarizes our financial assets and liabilities that were reported at fair value by level within the fair value hierarchy (in thousands):

	Fair Value at July 31, 2013		
	Total	**Level 1**	**Level 2**
Assets			
Cash equivalents	$ 14,918	$ 14,918	$ —
Marketable equity securities	88	88	—
Cash surrender value of life insurance	4,426	—	4,426

Cash equivalents are classified as Level 1 of the fair value hierarchy because they were valued using quoted market prices in active markets. These cash instruments are primarily money market mutual funds.

Marketable equity securities were valued using quoted market prices in active markets and as such are classified as Level 1 in the fair value hierarchy. These securities represent stock we own in one publicly traded company and are included in other noncurrent assets on the Consolidated Balance Sheets.

Cash surrender value of life insurance is classified as Level 2. The value was determined by the underwriting insurance company's valuation models, which take into account the passage of time, mortality tables, interest rates, cash values for paid-up additions and dividend accumulations. The cash surrender value represents the guaranteed value we would receive upon surrender of these policies held on former key employees as of July 31, 2013. The cash surrender value of life insurance is included in other assets on the Consolidated Balance Sheets.

Short-term investments on the Consolidated Balance Sheets includes U.S. Treasury securities and certificates of deposit. We intend and have the ability to hold our short-term investments to maturity; therefore, these investments were reported at amortized cost on the Consolidated Balance Sheets, which approximated fair value as of July 31, 2013 and 2012, and these balances are excluded from the above table.

Accounts receivable and accounts payable balances on the Consolidated Balance Sheets approximate their fair values at July 31, 2013 and 2012 due to the short maturity and nature of those balances; therefore, these balances are excluded from the above table.

Notes payable on the Consolidated Balance Sheets are carried at the face amount of future maturities and are excluded from the above table. The estimated fair value of notes payable was approximately $27,514,000 as of July 31, 2013 and $31,749,000 as of July 31, 2012. Our debt does not trade on a daily basis in an active market, therefore the fair value of notes payable was estimated based on market observable borrowing rates currently available for debt with similar terms and average maturities and is classified as Level 2.

Concentration of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of short-term investments and accounts receivable. We place our investments in government-backed instruments and with other high quality institutions. Concentrations of credit risk with respect to accounts receivable are subject to the financial condition of certain major customers, principally the customer referred to in Note 3 of the Notes to the Consolidated Financial Statements. We generally do not require collateral to secure customer receivables; however, we require letters of credit for some foreign customers or we purchase insurance to reduce our risk.

NOTE 6 – INCOME TAXES

The provision for income tax expense (benefit) consists of the following at July 31 (in thousands):

	2013	2012	2011
Current			
Federal	**$ 5,446**	$ (252)	$ —
Foreign	**19**	358	(118)
State	**578**	(165)	155
Current Income Tax Total	**6,043**	(59)	37
Deferred			
Federal	**(2,984)**	2,038	2,479
Foreign	**(88)**	(171)	11
State	**(58)**	455	563
Deferred Income Tax Total	**(3,130)**	2,322	3,053
Total Income Tax Expense	**$ 2,913**	$ 2,263	$ 3,090

Principal reasons for variations between the statutory federal rate and the effective rates were as follows for the years ended July 31:

	2013	2012	2011
U.S. federal income tax rate	**34.0%**	34.0%	34.0%
Depletion deductions allowed for mining	**(9.7)**	(16.5)	(8.7)
State income tax expense, net of federal tax expense	**2.9**	2.3	2.9
Foreign tax restructuring	—	—	0.8
Difference in effective tax rate of foreign subsidiaries	**(0.8)**	1.2	(2.4)
Empowerment zone credits	**(0.5)**	(1.7)	(1.2)
Valuation allowance (decrease) increase	**(7.8)**	11.4	(1.7)
Other	**(1.5)**	(3.6)	1.8
Effective income tax rate	**16.6%**	27.1%	25.5%

We utilized approximately $1,369,000 of our domestic AMT credit carryforwards in fiscal 2013 based on the amount and composition of our taxable earnings. We correspondingly reduced the related valuation allowance that had been established in prior years for the full amount of the deferred tax benefit related to the AMT credits, thereby significantly reducing our effective income tax rate for fiscal 2013.

The Consolidated Balance Sheets included the following tax effects of cumulative temporary differences as of July 31 (in thousands):

	2013		2012	
	Assets	Liabilities	Assets	Liabilities
Depreciation	$ —	$ 6,868	$ —	$ 10,622
Deferred compensation	3,375	—	3,210	—
Postretirement benefits	5,741	—	8,200	—
Net operating loss	—	—	2,339	—
Allowance for doubtful accounts	264	—	260	—
Deferred marketing expenses	—	9	—	21
Other assets	207	—	183	—
Accrued expenses	3,290	—	2,116	—
Tax credits	2,692	—	4,233	—
Amortization	—	356	—	304
Inventories	442	—	256	—
Depletion	—	503	—	500
Stock-based compensation	199	—	279	—
Reclamation	241	—	227	—
Other assets – foreign	2,134	—	40	—
Valuation allowance	(4,699)	—	(4,061)	—
Total deferred taxes	$ 13,886	$ 7,736	$ 17,282	$ 11,447

As of July 31, 2013, we had a total of approximately $4,699,000 for AMT credit and foreign net operating loss carryforwards, which can be carried forward indefinitely or until utilized. A number of factors determine whether or not we will be able to utilize these tax attributes. For example, certain factors, such as depletion and the cost of fuel used in our manufacturing process have a significant impact on our ability to use the deferred tax benefit related to our AMT credit carryforwards. In determining whether a valuation allowance is warranted, we take into account such factors as prior earnings history, expected future earnings and other factors that could affect the realization of deferred tax assets. We believe it is more likely than not that we will not realize a benefit from the carryforwards; therefore, a valuation allowance has been established for the full amount of the deferred tax benefit related to the AMT credits and the foreign net operating loss.

We provided for income taxes related to previously untaxed earnings of foreign subsidiaries during fiscal 2011 and subsequently no additional income tax expense has been incurred related to these foreign subsidiaries.

Our liability for unrecognized tax benefits ("UTBs") based on tax positions related to the current and prior fiscal years did not change during fiscal 2013. Reconciliations of the beginning and ending amount of UTBs were as follows for the years ended July 31 (in thousands):

	2013	2012	2011
Gross balance – beginning of year	$ 273	$ 273	$ 643
Gross increases - tax positions in current year	—	—	—
Gross decreases - tax positions from prior years	—	—	(370)
Gross balance – end of year	$ 273	$ 273	$ 273

The amount of UTBs that, if recognized as of July 31, 2013, would affect our effective tax rate was $142,000. We classify interest and penalty accruals related to UTBs as income tax expense. During fiscal 2013, we recognized an immaterial amount of interest and penalties. As of July 31, 2013, we had accrued $14,000 for the payment of interest and penalties.

We are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. Our federal income tax returns for the fiscal years ended July 31, 2010, 2011 and 2012 remain open and are currently under examination. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years. The state impact of any federal income tax changes remains subject to examination by various states for a period of up to one year after formal notification to the states. There are no material open or unsettled state, local or foreign income tax audits. We believe our accrual for tax liabilities is adequate for all open audit years.

NOTE 7 – STOCKHOLDERS' EQUITY

Our authorized capital stock at July 31, 2013 and 2012 consisted of 15,000,000 shares of Common Stock, 7,000,000 shares of Class B Stock and 30,000,000 shares of Class A Common Stock, each with a par value of $.10 per share. There are no Class A Common Stock shares currently outstanding.

The Common Stock and Class B Stock are equal, on a per share basis, in all respects except as to voting rights, conversion rights, cash dividends and stock splits or stock dividends. The Class A Common Stock is equal, on a per share basis, in all respects, to the Common Stock except as to voting rights and stock splits or stock dividends. In the case of voting rights, Common Stock is entitled to one vote per share and Class B Stock is entitled to ten votes per share, while Class A Common Stock generally has no voting rights. Common Stock has no conversion rights and Class A Common Stock has no conversion rights. Class B Stock is convertible on a share-by-share basis into Common Stock at any time and is subject to mandatory conversion under certain circumstances.

Common Stock is entitled to cash dividends, as and when declared or paid, equal to at least 133.33% on a per share basis of the cash dividend paid on Class B Stock. Class A Common Stock is entitled to cash dividends on a per share basis equal to the cash dividend on Common Stock. Additionally, while shares of Common Stock, Class A Common Stock and Class B Stock are outstanding, the sum of the per share cash dividend paid on shares of Common Stock and Class A Common Stock, must be equal to at least 133.33% of the sum of the per share cash dividend paid on Class B Stock and Class A Common Stock. See Note 4 of the Notes to the Consolidated Financial Statements regarding dividend restrictions provided in our debt agreements.

Shares of Common Stock, Class A Common Stock and Class B Stock are equal in respect of all rights to dividends (other than cash) and distributions in the form of stock or other property (including stock dividends and split-ups) in each case in the same ratio except in the case of a Special Stock Dividend. A Special Stock Dividend, which can be issued only once, is either a dividend of one share of Class A Common Stock for each share of Common Stock and Class B Stock outstanding or a recapitalization, in which half of each outstanding share of Common Stock and Class B Stock would be converted into a half share of Class A Common Stock.

Our Board of Directors has authorized in the aggregate the repurchase of 3,666,771 shares of the Company stock since fiscal 1991. As of July 31, 2013, 3,012,333 shares of Common Stock and 342,241 shares of Class B Stock have been repurchased under the Board approved repurchase authorizations and 146,545 shares of Common Stock by other transactions authorized by management prior to the adoption of the Board's repurchase authorizations.

NOTE 8 – STOCK-BASED COMPENSATION

We determined the fair value of stock options and restricted stock issued under our long term incentive plans as of the grant date. The fair value of the stock options was estimated on the date of the grant using a Black-Scholes option valuation model that used various assumptions. The risk free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. Expected life (estimated period of time outstanding) of a grant was determined by reference to the vesting schedule, past exercise behavior and comparison with other reporting companies. The dividend rate at the date of grant was used as the best estimate of future dividends. Expected volatility was determined by calculating the standard deviation of our stock price for the five years immediately prior to the grant date. This period of time closely resembles the expected term. All stock options issued under our plans have an exercise price equal to the closing market price of our Common Stock on the date of grant. All options currently outstanding have a term of ten years.

Stock Options

Our 1995 Long Term Incentive Plan ("1995 Plan") provided for grants of both incentive and non-qualified stock options and restricted stock. Stock options granted under the 1995 Plan generally vest 25% two years after the grant date and in each of the three following anniversaries of the grant date. All shares of stock issued upon option exercises under this plan were from authorized but unissued stock; all shares of restricted stock issued were from treasury stock. There are no shares available for future grants under this plan.

The Oil-Dri Corporation of America 2006 Long Term Incentive Plan ("2006 Plan") permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based and cash-based awards. Our employees and outside directors are eligible to receive grants under the 2006 Plan. The total number of shares of stock subject to grants under the 2006 Plan may not exceed 937,500. Stock options have been granted to our outside directors with a vesting period of one year and stock options granted to employees generally vest 25% two years after the grant date and in each of the three following anniversaries of the grant date. In addition, shares of restricted stock have been issued under the 2006 Plan as described in the restricted stock section below. As of July 31, 2013, there were 603,000 shares available for future grants under this plan.

The Oil-Dri Corporation of America Outside Director Stock Plan (the "Directors' Plan") provides for grants of stock options to directors. Stock options have been granted to our directors with a one year vesting period. There are no shares available for future grants under this plan. All shares of stock issued under the Directors' Plan were from treasury stock.

A summary of stock option transactions under the plans is shown below.

	Number of Shares (in thousands)		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value (in thousands)
Options outstanding at July 31, 2010	327	$	9.87	3.2	$	3,934
Options exercisable at July 31, 2010	317	$	9.64	3.1	$	3,885
Options non-vested at July 31, 2010	10	$	17.00			
Exercised	(138)	$	8.19		$	1,720
Options outstanding at July 31, 2011	189	$	11.10	2.8	$	1,882
Options exercisable at July 31, 2011	184	$	10.94	2.8	$	1,793
Options non-vested at July 31, 2011	5	$	17.00			
Exercised	(42)	$	8.34		$	515
Options outstanding at July 31, 2012	147	$	11.89	2.2	$	1,473
Options exercisable at July 31, 2012	147	$	11.89	2.2	$	1,473
Options non-vested at July 31, 2012	—	$	—			
Exercised	**(87)**	**$**	**10.25**		**$**	**1,385**
Options outstanding at July 31, 2013	**60**	**$**	**14.25**	**2.3**	**$**	**1,059**
Options exercisable at July 31, 2013	**60**	**$**	**14.25**	**2.3**	**$**	**1,059**

The amount of cash received from the exercise of options during the fiscal year ended July 31, 2013 was approximately $2,271,000 and the related tax benefit was approximately $613,000. The amount of cash received from the exercise of options during the fiscal year ended July 31, 2012 was approximately $866,000 and the related tax benefit was approximately $234,000. The amount of cash received from the exercise of options during the fiscal year ended July 31, 2011 was approximately $2,867,000 and the related tax benefit was approximately $831,000.

The following table summarizes information related to stock options outstanding and exercisable at July 31, 2013. All outstanding stock options were exercisable as of July 31, 2013.

Options Outstanding and Exercisable by Price Range as of July 31, 2013

Range of Exercise Prices					Outstanding and Exercisable (in thousands)	Weighted Average Remaining Contractual Life (Years)		Weighted Average Exercise Price
$	9.00	-	$	10.50	9	0.2	$	9.43
$	10.51	-	$	12.00	—	0.0	$	—
$	12.01	-	$	13.50	6	1.3	$	13.07
$	13.51	-	$	15.00	25	2.9	$	14.82
$	15.01	-	$	16.50	10	2.6	$	15.37
$	16.51	-	$	17.00	10	3.3	$	17.00
$	9.00	-	$	17.00	60	2.3	$	14.25

We recognized the related compensation expense over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service to us. We recognized no stock-based compensation expense related to stock options during fiscal 2013, $4,000 during fiscal 2012 and $10,000 during fiscal 2011, net of related tax effect.

As of both July 31, 2013 and July 31, 2012, we had no unamortized expense associated with outstanding stock options. As of July 31, 2011, we had total unamortized compensation expense of approximately $4,000. The weighted average period over which this expense was expected to be amortized was 0.3 years as of July 31, 2011.

Restricted Stock

All of our non-vested restricted stock as of July 31, 2013 was issued under the 2006 Plan with vesting periods from two to five years.

A summary of restricted stock transactions under the plans is shown below.

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Unamortized Expense (in thousands)
Non-vested restricted stock outstanding at July 31, 2010	23	$ 15.31	0.9	$ 156
Granted	134	$ 21.78		
Vested	(18)	$ 15.37		
Non-vested restricted stock outstanding at July 31, 2011	139	$ 21.54	4.0	$ 2,446
Granted	28	$ 20.95		
Vested	(30)	$ 20.67		
Forfeitures	(5)	$ 19.61		
Non-vested restricted stock outstanding at July 31, 2012	132	$ 21.68	3.1	$ 2,214
Granted	**20**	**$ 25.03**		
Vested	**(34)**	**$ 21.75**		
Forfeitures	**(1)**	**$ 20.60**		
Non-vested restricted stock outstanding at July 31, 2013	**117**	**$ 22.24**	**2.1**	**$ 1,824**

We recognized stock-based compensation related to restricted stock of $631,000, $519,000 and $468,000, net of related tax effect, in fiscal 2013, 2012 and 2011, respectively.

NOTE 9 – PENSION AND OTHER POSTRETIREMENT BENEFITS

The Oil-Dri Corporation of American Pension Plan ("Pension Plan") is a defined benefit pension plan for eligible salaried and hourly employees. Pension benefits are based on a formula of years of credited service and levels of compensation or stated amounts for each year of credited service.

We also provide a postretirement health benefits plan to domestic salaried employees who meet specific age, participation and length of service requirements at the time of retirement. Eligible employees may elect to continue their health care coverage under the Oil-Dri Corporation of America Employee Benefits Plan until the date certain criteria are met, including attaining the age of Medicare eligibility. We have the right to modify or terminate the postretirement health benefit plan at any time. We increased the length of service and certain other eligibility requirements for this plan during fiscal 2013.

We also maintain a 401(k) savings plan under which we match a portion of employee contributions. This plan is available to essentially all domestic employees following a specific number of days of employment. Our contributions to this plan, and to similar plans maintained by our foreign subsidiaries, were $708,000, $673,000 and $714,000 for the fiscal years ended July 31, 2013, 2012 and 2011, respectively.

Obligations and Funded Status

The following tables provide a reconciliation of changes in the plans' benefit obligations, assets' fair values and funded status for the fiscal years ended July 31 (in thousands):

	Pension Benefits		Postretirement Health Benefits	
	2013	2012	2013	2012
Change in benefit obligation:				
Benefit obligation, beginning of year	**$ 41,839**	$ 31,142	**$ 2,585**	$ 2,042
Service cost	**1,751**	1,324	**136**	104
Interest cost	**1,544**	1,617	**96**	105
Actuarial (gain) loss	**(7,324)**	8,609	**(285)**	424
Plan amendments	**—**	—	**(70)**	—
Benefits paid	**(944)**	(853)	**(21)**	(90)
Benefit obligation, end of year	**$ 36,866**	$ 41,839	**$ 2,441**	$ 2,585
Change in plan assets:				
Fair value of plan assets, beginning of year	**$ 20,108**	$ 19,878	**$ —**	$ —
Actual return on plan assets	**2,514**	15	**—**	—
Employer contribution	**1,209**	1,068	**21**	90
Benefits paid	**(944)**	(853)	**(21)**	(90)
Fair value of plan assets, end of year	**$ 22,887**	$ 20,108	**$ —**	$ —
Funded status, recorded in Consolidated Balance Sheets	**$ (13,979)**	$ (21,731)	**$ (2,441)**	$ (2,585)

The accumulated benefit obligation for the Pension Plan was $31,841,000 as of July 31, 2013 and $35,255,000 as of July 31, 2012.

The following table shows amounts recognized in the Consolidated Balance Sheets as of July 31 (in thousands):

	Pension Benefits		Postretirement Health Benefits	
	2013	2012	2013	2012
Deferred income taxes	**$ 4,843**	$ 7,274	**$ 898**	$ 927
Other current liabilities	**—**	—	**(58)**	(75)
Other noncurrent liabilities	**(13,979)**	(21,731)	**(2,383)**	(2,510)
Accumulated other comprehensive income –net of tax:				
Net actuarial loss	**5,172**	10,883	**445**	655
Prior service cost (income)	**24**	33	**(43)**	—
Net obligation at transition	**—**	—	**10**	20

Benefit Costs and Amortizations

The following table shows the components of the net periodic pension and postretirement health benefit costs for the fiscal years ended July 31 (in thousands):

	Pension Cost			Postretirement Health Benefit Cost		
	2013	2012	2011	2013	2012	2011
Service cost	$ 1,751	$ 1,324	$ 1,293	$ 136	$ 104	$ 85
Interest cost	1,544	1,617	1,507	96	105	91
Expected return on plan assets	(1,510)	(1,480)	(1,287)	—	—	—
Amortization of:						
Net transition obligation	—	—	—	15	15	15
Prior service costs	15	15	23	—	—	—
Other actuarial loss	884	317	316	53	30	14
Net periodic benefit cost	$ 2,684	$ 1,793	$ 1,852	$ 300	$ 254	$ 205

The following table shows amounts, net of tax, that are recognized in other comprehensive income for the fiscal years ended July 31 (in thousands):

	Pension Benefits		Postretirement Health Benefits	
	2013	2012	2013	2012
Net actuarial (gain) loss	$ (5,164)	$ 6,246	$ (177)	$ 263
Prior service cost establishment due to plan amendments	—	—	(43)	—
Amortization of:				
Prior service cost	(9)	(9)	—	—
Net transition obligation	—	—	(9)	(10)
Amortization of actuarial loss	(548)	(196)	(33)	(18)
Total recognized in other comprehensive (income) loss	$ (5,721)	$ 6,041	$ (262)	$ 235

The following table shows amortization amounts, net of tax, expected to be recognized in fiscal 2014 in accumulated other comprehensive income (in thousands):

Amortization of:	Pension Benefits	Postretirement Health Benefits
Net actuarial loss	$ 193	$ 19
Prior service cost (income)	8	(4)
Net obligation at transition	—	10
Total to be recognized as other comprehensive loss	$ 201	$ 25

Cash Flows

We have funded the Pension Plan based upon actuarially determined contributions that take into account the amount deductible for income tax purposes, the normal cost and the minimum contribution required and the maximum contribution allowed under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. We expect to contribute approximately $1,038,000 in fiscal 2014.

The postretirement health plan is an unfunded plan. Our policy is to pay insurance premiums and claims from our assets.

The following table shows the estimated future benefit payments (in thousands):

	Pension Benefits	Postretirement Health Benefits
2014	$ 1,123	$ 58
2015	1,180	85
2016	1,211	116
2017	1,299	130
2018	1,421	143
2019-23	8,621	925

Assumptions

Our pension benefit and postretirement health benefit obligations and the related effects on operations are calculated using actuarial models. Critical assumptions that are important elements of plan expenses and asset/liability measurements include discount rate and expected return on assets for the Pension Plan and health care cost trend for the postretirement health plan. We evaluate these critical assumptions at least annually. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The assumptions used in the previous calculations were as follows:

	Pension Benefits		Postretirement Health Benefits	
	2013	**2012**	**2013**	**2012**
Discount rate for net periodic benefit costs	**3.75%**	5.25%	**3.75%**	5.25%
Discount rate for year-end obligations	**4.80%**	3.75%	**4.80%**	3.75%
Rate of increase in compensation levels for net periodic benefit costs	**3.50%**	4.00%	—	—
Rate of increase in compensation levels for year-end obligations	**3.50%**	3.50%	—	—
Long-term expected rate of return on assets	**7.50%**	7.50%	—	—

The discount rate for fiscal 2013 and 2012 was the single equivalent rate that would yield the same present value as the plan's expected cashflows discounted with spot rates on a yield curve of investment-grade corporate bonds. The yield curve is the Citigroup Pension Liability Index.

Our expected rate of return on Pension Plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services and investment managers), and long-term inflation assumptions. Our historical actual return averaged approximately 7.9% for the 10-year period ending July 31, 2013. The actual rate of return in fiscal 2013 was approximately 13.7%. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in our pension plans.

For fiscal 2013, the medical cost trend assumption was 8.0% . The graded trend rate is expected to decrease to an ultimate rate of 5.0% in fiscal 2024.

The following table reflects the effect on postretirement health costs and accruals of a one-percentage point change in the assumed health care cost trend in the fiscal year ended July 31, 2013 (in thousands):

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total service and interest cost	$38	$(32)
Effect on accumulated postretirement benefit obligation	$348	$(299)

Pension Plan Assets

The investment objective for the Pension Plan assets is to optimize long-term return at a moderate level of risk in order to secure the benefit obligations to participants at a reasonable cost. To reach this goal, our investment structure includes various asset classes, asset allocations and investment management styles that, in total, have a reasonable likelihood of producing a sufficient level of overall diversification that balances expected return with expected risk over the long-term. The Pension Plan does not invest directly in Company stock.

We measure and monitor the plan's asset investment performance and the allocation of assets through quarterly investment portfolio reviews. Investment performance is measured by absolute returns, returns relative to benchmark indices and any other appropriate basis of comparison. The targeted allocation percentages of plan assets is shown below for fiscal 2014 and the actual allocation as of July 31:

Asset Allocation	Target fiscal 2014	2013	2012
Cash and accrued income	2%	13%	7%
Fixed income	38%	25%	32%
Equity	60%	62%	61%

The following table sets forth by level, within the fair value hierarchy, the Pension Plan's assets carried at fair value as of July 31 (in thousands):

	Fair Value At July 31, 2013			
	Total	Quoted Prices in Active Markets for identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Class				
Cash and Cash Equivalents[a]	$ 2,469	$ 2,469	$ —	$ —
Equity securities[b]:				
U.S. companies	8,962	8,933	29	—
International companies	1,901	1,901	—	—
Equity securities - international mutual funds:				
Developed market[c]	1,741	—	1,741	—
Emerging markets[d]	567	—	567	—
Commodities[e]	379	7	372	—
Fixed Income:				
U.S. Treasuries	2,694	—	2,694	—
Corporate bonds[f]	1,998	—	1,998	—
Emerging markets[g]	666	—	666	—
Government sponsored entities[h]	320	—	320	—
Multi-strategy bond fund[i]	624	—	624	—
Other[j]	566	—	566	—
Total	$ 22,887	$ 13,310	$ 9,577	$ —

	Fair Value At July 31, 2012			
	Total	Quoted Prices in Active Markets for identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Class				
Cash and Cash Equivalents[(a)]	$ 1,536	$ 1,536	$ —	$ —
Equity securities[(b)]:				
U.S. companies	$ 7,856	$ 7,797	$ 59	$ —
International companies	$ 1,349	$ 1,349	$ —	$ —
Equity securities - international mutual funds:				
Developed market[(c)]	$ 1,298	$ —	$ 1,298	$ —
Emerging markets[(d)]	$ 501	$ —	$ 501	$ —
Commodities[(e)]	$ 648	$ 5	$ 643	$ —
Fixed Income:				
U.S. Treasuries	$ 3,038	$ —	$ 3,038	$ —
Corporate bonds[(f)]	$ 2,413	$ —	$ 2,413	$ —
Emerging markets[(g)]	$ 664	$ —	$ 664	$ —
Government sponsored entities[(h)]	$ 256	$ —	$ 256	$ —
Other[(j)]	$ 549	$ —	$ 549	$ —
Total	$ 20,108	$ 10,687	$ 9,421	$ —

(a) Cash and cash equivalents consists of highly liquid investments which are traded in active markets.

(b) This class represents equities traded on regulated exchanges. At July 31, 2013 this class also included exchange traded funds that invest in a portfolio of such stocks.

(c) These mutual funds seek long-term capital growth by investing at least 80% of their assets in stocks of non- U.S. companies that are primarily in developed markets, however the fund allows up to 20% to be invested in emerging markets.

(d) These mutual funds seek long-term capital growth by investing at least 80% of their assets in stocks of companies located in Asia, excluding Japan.

(e) The majority of the investments in this class seek maximum real return by investing primarily in commodity-linked derivative instruments. Assets not invested in commodity-linked instruments may be invested in inflation-indexed securities and other fixed income instruments.

(f) This class includes bonds of U.S. and non-U.S. issuers from diverse industries.

(g) This class invests at least 80% of its net assets, plus any borrowing for investment purposes, directly in, or in derivative instruments that provide exposure to, emerging market bonds and other debt instruments denominated in the local currency of issue.

(h) This class represents a beneficial ownership interest in a pool of single-family residential mortgage loans. These investments are not backed by the full faith and credit of the United States government.

(i) This class invests at least 80% of its net assets in bonds and other fixed income instruments issued by governmental or private-sector entities. More than 50% of its net assets are invested in mortgage-backed securities. The fund may invest up to 33 1/3% of its net assets in high-yield bonds, bank loans and assignments and credit default swaps.

(j) This class seek long-term positive returns by employing a number of arbitrage and alternative investment strategies. The portfolio of instruments may include equities, convertible securities, debt securities, warrants, options, swaps, future contracts, forwards or other types of derivative instruments.

NOTE 10 – DEFERRED COMPENSATION

Oil-Dri's deferred compensation plans permit directors and certain management employees to defer portions of their compensation and to earn interest on the deferred amounts. Participants have deferred $542,000 and $416,000 into these plans in fiscal years 2013 and 2012, respectively. We recorded $412,000 and $462,000 of interest expense associated with these plans in fiscal years 2013 and 2012, respectively. Payments to participants were $465,000 and $400,000 in fiscal 2013 and 2012, respectively, and the total liability recorded for deferred compensation was $7,813,000 and $7,272,000 at July 31, 2013 and 2012, respectively.

The Oil-Dri Corporation of America Annual Incentive Plan provides certain executives with the opportunity to receive a deferred executive bonus award if certain financial goals are met. A total of $877,000 and $322,000 were awarded to certain executives for the fiscal years ended July 31, 2013 and July 31, 2012, respectively. These awards will vest and accrue interest over a three-year period.

Both of the above deferred compensation plans are unfunded. We fund these benefits when payments are made, and the timing and amount of the payments are determined according to the plans' provisions and, for certain plans, according to individual employee agreements.

The Oil-Dri Corporation of America Supplemental Executive Retirement Plan provides certain retired participants in the Pension Plan with the amount of benefits that would have been provided under the Pension Plan but for: (1) the limitations on benefits imposed by Section 415 of the Internal Revenue Code ("Code"), and/or (2) the limitation on compensation for purposes of calculating benefits under the Pension Plan imposed by Section 401(a)(17) of the Code. The SERP liability is actuarially determined at the end of each fiscal year using assumptions similar to those used for the Pension Plan, see Note 9 of the Notes to the Consolidated Financial Statements. The SERP liability recorded at July 31, 2013 was $1,039,000, which was lower than the $1,241,000 liability recorded at July 31, 2012 due primarily to an increase in the discount rate used to actuarially value the obligation at July 31, 2013. As a result of the lower SERP liability, we recorded approximately $202,000 of income for the fiscal year ended July 31, 2013, compared to $698,000 in expense for the fiscal year ended July 31, 2012. The SERP is unfunded and we will fund benefits when payments are made.

NOTE 11 – OTHER CONTINGENCIES

We are party to various legal actions from time to time that are ordinary in nature and incidental to the operation of our business. While it is not possible at this time to determine with certainty the ultimate outcome of these or other lawsuits, we believe that none of the pending proceedings will have a material adverse effect on our business or financial condition.

NOTE 12 – LEASES

Our mining operations are conducted on leased or owned property. These leases generally provide us with the right to mine as long as we continue to pay a minimum monthly rental, which is applied against the per ton royalty when the property is mined. We also lease certain offices and production facilities. In addition, we lease vehicles, railcars, mining property and equipment, warehouse space, data processing equipment, and office equipment. In most cases, we expect that, in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule by year of future minimum rental requirements under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of July 31, 2013 (in thousands):

2014	$	1,806
2015		1,279
2016		1,249
2017		1,257
2018		1,041
Later years		456

The following schedule shows the composition of total rental expense for all operating leases, including those with terms of one month or less which were not renewed, for the fiscal years ended July 31 (in thousands):

	2013	2012	2011
Vehicles and Railcars	**$ 1,885**	$ 2,029	$ 1,574
Office facilities	**844**	848	840
Warehouse facilities	**229**	252	288
Mining properties:			
Minimum	**320**	123	112
Contingent	**120**	302	289
Other	**133**	141	135
	$ 3,531	$ 3,695	$ 3,238

Contingent mining royalty payments are determined based on the tons of raw clay mined.

NOTE 13 – OTHER CASH FLOW INFORMATION

Cash payments for interest and income taxes were as follows for the fiscal years ended July 31 (in thousands):

	2013	2012	2011
Interest	**$ 1,351**	$ 1,607	$ 1,275
Income taxes	**$ 5,064**	$ 993	$ 2,501

NOTE 14 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected information for fiscal years 2013 and 2012 is as follows (in thousands, except for per share amounts):

	Fiscal 2013 Quarter Ended				
	October 31	January 31	April 30	July 31	Total
Net Sales	$ 61,417	$ 61,122	$ 64,152	$ 63,892	$ 250,583
Gross Profit	$ 17,231	$ 16,269	$ 16,891	$ 16,108	$ 66,499
Net Income	$ 4,452	$ 2,146	$ 3,251	$ 4,737	$ 14,586
Net Income Per Share					
Basic Common	$ 0.69	$ 0.33	$ 0.50	$ 0.73	$ 2.25
Basic Class B Common	$ 0.52	$ 0.25	$ 0.37	$ 0.55	$ 1.69
Diluted	$ 0.64	$ 0.31	$ 0.46	$ 0.67	$ 2.07
Dividends Per Share					
Common	$ 0.1800	$ 0.3600	$ —	$ 0.1900	$ 0.7300
Class B	$ 0.1350	$ 0.2700	$ —	$ 0.1425	$ 0.5475
Common Stock Price Range					
High	$ 23.77	$ 30.34	$ 28.52	$ 32.40	
Low	$ 21.26	$ 20.82	$ 23.92	$ 25.30	

	Fiscal 2012 Quarter Ended				
	October 31	January 31	April 30	July 31	Total
Net Sales	$ 59,582	$ 60,203	$ 59,780	$ 61,116	$ 240,681
Gross Profit	$ 14,203	$ 14,554	$ 14,705	$ 15,543	$ 59,005
Net Income (Loss)	$ 1,075	$ 3,239	$ 1,892	$ (108)	$ 6,098
Net Income (Loss) Per Share					
Basic Common	$ 0.16	$ 0.49	$ 0.28	$ (0.02)	$ 0.92
Basic Class B Common	$ 0.12	$ 0.36	$ 0.21	$ (0.01)	$ 0.70
Diluted	$ 0.15	$ 0.45	$ 0.26	$ (0.02)	$ 0.85
Dividends Per Share					
Common	$ 0.1700	$ 0.1700	$ 0.1700	$ 0.1800	$ 0.6900
Class B	$ 0.1275	$ 0.1275	$ 0.1275	$ 0.1350	$ 0.5175
Common Stock Price Range					
High	$ 21.00	$ 21.61	$ 22.44	$ 22.39	
Low	$ 16.87	$ 19.00	$ 19.39	$ 18.29	

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15f. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of July 31, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our internal controls over financial reporting as of July 31, 2013 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on the next page of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of Oil-Dri Corporation of America:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Oil-Dri Corporation of America and its subsidiaries at July 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Chicago, Illinois
October 11, 2013

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Form 10-K. The controls evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B – OTHER INFORMATION

None.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item (except as set forth below) is contained in Oil-Dri's Proxy Statement for its 2013 annual meeting of stockholders under the captions "1. Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Director Nominations," "Audit Committee" and "Corporate Governance Matters" and is incorporated herein by this reference.

The Company has adopted a Code of Ethics and Business Conduct (the "Code") which applies to all of its directors, officers (including the Company's Chief Executive Officer and senior financial officers) and employees. The Code imposes significant responsibilities on the Chief Executive Officer and the senior financial officers of the Company. The Code, the Company's Corporate Governance Guidelines and the charter of its Audit Committee may be viewed on the Company's website at www.oildri.com and are available in print to any person upon request to Investor Relations, Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213, telephone (312) 321-1515 or e-mail to info@oildri.com. Any amendment to, or waiver of, a provision of the Code which applies to the Company's Chief Executive Officer or senior financial officers and relates to the elements of a "code of ethics" as defined by the SEC will also be posted on the Company's website. As allowed by the "controlled company" exemption to certain NYSE rules, the Company does not have a nominating/corporate governance committee and its compensation committee does not have a charter.

ITEM 11 – EXECUTIVE COMPENSATION

The information required by this Item is contained in Oil-Dri's Proxy Statement for its 2013 annual meeting of stockholders under the captions "Executive Compensation," "Report of the Compensation Committee of the Board of Directors," "Director Compensation," "Compensation Committee" and "Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is contained in Oil-Dri's Proxy Statement for its 2013 annual meeting of stockholders under the captions "Principal Stockholders," "Security Ownership of Management" and "Equity Compensation Plans" and is incorporated herein by reference.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is contained in Oil-Dri's Proxy Statement for its 2013 annual meeting of stockholders under the captions "Certain Relationships and Related Party Transactions" and "Director Independence" and is incorporated herein by reference.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is contained in Oil-Dri's Proxy Statement for its 2013 annual meeting of stockholders under the caption "Auditor Fees" and is incorporated herein by reference.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a)(1) The following consolidated financial statements are contained herein.

Consolidated Balance Sheets as of July 31, 2013 and July 31, 2012.

Consolidated Statements of Operations for the fiscal years ended July 31, 2013, July 31, 2012 and July 31, 2011.

Consolidated Statements of Comprehensive Income for the fiscal years ended July 31, 2013, July 31, 2012 and July 31, 2011.

Consolidated Statements of Stockholders' Equity for the fiscal years ended July 31, 2013, July 31, 2012 and July 31, 2011.

Consolidated Statements of Cash Flows for the fiscal years ended July 31, 2013, July 31, 2012 and July 31, 2011.

Notes to Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm.

(a)(2) The following financial statement schedule is contained herein:

Schedule to Financial Statements, as follows:

Schedule II - Valuation and Qualifying Accounts, years ended July 31, 2013, July 31, 2012 and July 31, 2011.

All other schedules are omitted because they are inapplicable, not required under the instructions or the information is included in the consolidated financial statements or notes thereto.

(a)(3) The following documents are exhibits to this Report:

Exhibit No.	Description	SEC Document Reference
3.1	Certificate of Incorporation of Oil-Dri, as amended.	Incorporated by reference to Exhibit 4.1 to Oil-Dri's Registration Statement on Form S-8 (Registration No. 333-57625), filed on June 24, 1998.
3.2	By-Laws of Oil-Dri Corporation of America, as Amended and Restated on December 5, 2006.	Incorporated by reference to Exhibit 3.1 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006.
10.1	Memorandum of Agreement #1450 "Fresh Step"™dated as of March 12, 2001 between A&M Products Manufacturing Company and Oil-Dri (confidential treatment of certain portions of this exhibit has been granted).	Incorporated by reference to Exhibit 10(s) to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on May 1, 2001.
10.2	First Amendment, dated as of December 13, 2002, to Memorandum of Agreement #1450 "Fresh Step"™dated as of March 12, 2001.	Incorporated by reference to Exhibit 10.2 to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 2007.

Exhibit No.	Description	SEC Document Reference
10.3	Second Amendment, dated as of October 15, 2007, to Memorandum of Agreement #1450 "Fresh Step"™ dated as of March 12, 2001.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended April 30, 2008.
10.4	Exclusive Supply Agreement dated May 19, 1999 between Church & Dwight Co., Inc. and Oil-Dri (confidential treatment of certain portions of this exhibit has been granted).	Incorporated by reference to Exhibit (10)(r) to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 1999.
10.5	$15,000,000 Credit Agreement, dated January 27, 2006 among the Company, certain subsidiaries of the Company and Harris N.A.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on February 1, 2006.
10.6	First Amendment, dated as of December 19, 2008 to Credit Agreement dated as of January 27, 2006.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.
10.7	Second Amendment, dated as of December 21, 2011 to Credit Agreement dated as of January 27, 2006.	Incorporated by reference to Exhibit 10 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on December 28, 2011.
10.8	Third Amendment, dated as of June 21, 2012 to Credit Agreement dated as of January 27, 2006.	Filed herewith.
10.9	$15,000,000 Note Agreement dated as of December 16, 2005 among the Company, The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on December 22, 2005.
10.10	First Amendment, dated as of July 12, 2006 to Note Agreement dated as of December 16, 2005.	Incorporated by reference to Exhibit 10.9 to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 2006.
10.11	$18,500,000 Note Agreement dated as of November 12, 2010 among Oil-Dri Corporation of America, The Prudential Insurance Company of America, Prudential Retirement Insurance and Annuity Company, Forethought Life Insurance Company, Physicians Mutual Insurance Company and BCBSM, Inc. dba Blue Cross and Blue Shield of Minnesota.	Incorporated by reference to Exhibit 10.2 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended October 31, 2010.
10.12	Description of 1987 Executive Deferred Compensation Program.*	Incorporated by reference to Exhibit (10)(f) to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 1988.
10.13	Salary Continuation Agreement dated August 1, 1989 between Richard M. Jaffee and Oil-Dri ("1989 Agreement").*	Incorporated by reference to Exhibit (10)(g) to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 1989.
10.14	Extension and Amendment, dated October 9, 1998, to the 1989 Agreement.*	Incorporated by reference to Exhibit 10.12 to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 2006.

Exhibit No.	Description	SEC Document Reference
10.15	Second Amendment, effective October 31, 2000, to the 1989 Agreement.*	Incorporated by reference to Exhibit 99.1 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on November 13, 2000.
10.16	Third Amendment, dated as of January 31, 2006, to the 1989 Agreement.*	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on February 13, 2006.
10.17	Fourth Amendment, dated as of October 14, 2010, to the 1989 Agreement.*	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on October 14, 2010.
10.18	Oil-Dri Corporation of America Deferred Compensation Plan, as amended and restated effective April 1, 2003.*	Incorporated by reference to Exhibit (10)(j)(1) to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended April 30, 2003.
10.19	First Amendment, effective as of January 1, 2007, to Oil-Dri Corporation of America Deferred Compensation Plan, as amended and restated effective April 1, 2003.*	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008.
10.20	Second Amendment, effective as of January 1, 2008, to Oil-Dri Corporation of America Deferred Compensation Plan, as amended and restated effective April 1, 2003.*	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008.
10.21	Oil-Dri Corporation of America 1995 Long-Term Incentive Plan as amended and restated effective June 9, 2000.*	Incorporated by reference to Exhibit (10)(k) to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 2000.
10.22	Supplemental Executive Retirement Plan dated April 1, 2003.*	Incorporated by reference to Exhibit (10)(1) to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended April 30, 2003.
10.23	Oil-Dri Corporation of America Outside Director Stock Plan as amended and restated effective October 16, 1999.*	Incorporated by reference to Exhibit (10)(n) to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 2000.
10.24	Oil-Dri Corporation of America Annual Incentive Plan (as amended and restated effective January 1, 2008).*	Incorporated by reference to Exhibit 10.4 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008.
10.25	Oil-Dri Corporation of America 2005 Deferred Compensation Plan (as amended and restated effective January 1, 2008)*	Incorporated by reference to Exhibit 10.3 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008.
10.26	Oil-Dri Corporation of America 2006 Long Term Incentive Plan (as amended and restated effective July 28, 2006)*	Incorporated by reference to Appendix A to Oil-Dri's (File No. 001-12622) Definitive Proxy Statement on Schedule 14A filed on November 3, 2006.

Exhibit No.	Description	SEC Document Reference
10.27	First Amendment, effective as of January 1, 2008, to Oil-Dri Corporation of America 2006 Long Term Incentive Plan (as amended and restated effective July 28, 2006)*	Incorporated by reference to Exhibit 10.5 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008.
10.28	Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Employee Stock Option Agreement for Class A Common Stock.*	Incorporated by reference to Exhibit 10.2 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006.
10.29	Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Employee Stock Option Agreement for Common Stock.*	Incorporated by reference to Exhibit 10.3 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006.
10.30	Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Employee Stock Option Agreement for Class B Stock.*	Incorporated by reference to Exhibit 10.4 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006.
10.31	Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Director Stock Option Agreement for Common Stock.*	Incorporated by reference to Exhibit 10.5 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006.
10.32	Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Restricted Stock Agreement for Class A Common Stock.*	Incorporated by reference to Exhibit 10.6 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006.
10.33	Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Restricted Stock Agreement for Common Stock.*	Incorporated by reference to Exhibit 10.7 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006.
10.34	Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Restricted Stock Agreement for Class B Stock.*	Incorporated by reference to Exhibit 10.8 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006.
10.35	Letter Agreement, dated as of October 10, 2011, between Oil-Dri Corporation of America and Steven Jay Adolph.*	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended October 31, 2011.
11.1	Statement re: Computation of Net Income Per Share.	Filed herewith.
14.1	Code of Ethics	Available at Oil-Dri's website at www.oildri.com or in print upon request to Investor Relations, Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, IL 60611-4213, telephone (312) 321-1515 or e-mail to info@oildri.com.
21.1	Subsidiaries of Oil-Dri.	Filed herewith.
23.1	Consent of PricewaterhouseCoopers LLP.	Filed herewith.
31.1	Certifications pursuant to Rule 13a – 14(a).	Filed herewith.

Exhibit No.	Description	SEC Document Reference
32.1	Certifications pursuant to Section 1350 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
95	Mine Safety Disclosure	Filed herewith.
101.INS	XBRL Taxonomy Instance Document	Furnished herewith.
101.SCH	XBRL Taxonomy Extension Schema Document	Furnished herewith.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Furnished herewith.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Furnished herewith.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Furnished herewith.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	Furnished herewith.

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Oil-Dri has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OIL-DRI CORPORATION OF AMERICA
(Registrant)

By /s/ Daniel S. Jaffee
Daniel S. Jaffee
President and Chief Executive Officer, Director

Dated: October 11, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Oil-Dri and in the capacities and on the dates indicated:

/s/ Richard M. Jaffee Richard M. Jaffee Chairman of the Board of Directors	October 11, 2013
/s/ Daniel S. Jaffee Daniel S. Jaffee President and Chief Executive Officer, Director (Principal Executive Officer)	October 11, 2013
/s/ Daniel T. Smith Daniel T. Smith Vice President, Chief Financial Officer (Principal Financial Officer)	October 11, 2013
/s/ Paula J. Krystopolski Paula J. Krystopolski Corporate Controller (Controller)	October 11, 2013
/s/ J. Steven Cole J. Steven Cole Director	October 11, 2013
/s/ Joseph C. Miller Joseph C. Miller Vice Chairman of the Board of Directors	October 11, 2013

/s/ Michael A. Nemeroff	October 11, 2013
Michael A. Nemeroff Director	
/s/ Allan H. Selig	October 11, 2013
Allan H. Selig Director	
/s/ Paul E. Suckow	October 11, 2013
Paul E. Suckow Director	
/s/ Lawrence E. Washow	October 11, 2013
Lawrence E. Washow Director	

SCHEDULE II

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Year Ended July 31		
	2013	**2012**	**2011**
	(in thousands)		
Allowance for doubtful accounts:			
Balance, beginning of year	**$ 626**	$ 607	$ 572
Additions	**62**	32	35
Deductions*	**(47)**	(13)	—
Balance, end of year	**$ 641**	$ 626	$ 607

* Net of recoveries.

	2013	2012	2011
Valuation reserve for income taxes:			
Balance, beginning of year	**$ 4,061**	$ 3,106	$ 2,909
Additions charged to expense	**638**	955	197
Balance, end of year	**$ 4,699**	$ 4,061	$ 3,106

EXHIBITS

Exhibit No.	Description
11.1	Statement Re: Computation of Net Income Per Share
21.1	Subsidiaries of Oil-Dri
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certifications by Daniel S. Jaffee, President and Chief Executive Officer and Daniel T. Smith, Vice President and Chief Financial Officer, required by Rule 13a-14(a)
32.1	Certifications pursuant to Section 1350 of the Sarbanes-Oxley Act of 2002
95	Mine Safety Disclosure
101.INS	XBRL Taxonomy Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
Note:	Stockholders may receive copies of the above listed exhibits, without fee, by written request to Investor Relations, Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213, telephone (312) 321-1515 or e-mail to info@oildri.com.

EXHIBIT 11.1:

OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,		
	2013	**2012**	**2011**
Net income available to stockholders	**$14,586**	$ 6,098	$ 9,051
Less: Distributed and undistributed earnings allocated to nonvested stock	**(216)**	(92)	(123)
Earnings available to common shareholders	**$14,370**	$ 6,006	$ 8,928
Shares Calculation			
Average shares outstanding - Basic Common	**4,909**	5,063	5,083
Average shares outstanding - Basic Class B Common	**1,970**	1,934	1,908
Potential Common Stock relating to stock options	**48**	65	112
Average shares outstanding - Assuming dilution	**6,927**	7,062	7,103
Net Income Per Share: Basic Common	**$ 2.25**	$ 0.92	$ 1.36
Net Income Per Share: Basic Class B Common	**$ 1.69**	$ 0.70	$ 1.06
Net Income Per Share: Diluted	**$ 2.07**	$ 0.85	$ 1.26

EXHIBIT 21.1:

SUBSIDIARIES OF OIL-DRI

Subsidiary	State or Country of Organization
Blue Mountain Production Company	Mississippi
Oil-Dri Canada ULC	Canada
Mounds Management, Inc.	Delaware
Mounds Production Company, LLC	Illinois
ODC Acquisition Corp.	Illinois
Oil-Dri Corporation of Georgia	Georgia
Oil-Dri Corporation of Nevada	Nevada
Oil-Dri Production Company	Mississippi
Oil-Dri SARL	Switzerland
Oil-Dri (U.K.) Limited	United Kingdom
Taft Production Company	Delaware

EXHIBIT 23.1:

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-87008, No. 333-87010 and No. 333-139550) of Oil-Dri Corporation of America of our report dated October 11, 2013 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Chicago, Illinois
October 11, 2013

EXHIBIT 31.1:

CERTIFICATIONS PURSUANT TO RULE 13A -14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Certification of Principal Executive Officer
(Section 302 of the Sarbanes-Oxley Act of 2002)

I, Daniel S. Jaffee, certify that:

1. I have reviewed this Annual Report on Form 10-K of Oil-Dri Corporation of America (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 11, 2013

By: /s/ Daniel S. Jaffee

Daniel S. Jaffee

President and Chief Executive Officer

EXHIBIT 31.1 (CONTINUED):

Certification of a Principal Financial Officer
(Section 302 of the Sarbanes-Oxley Act of 2002)

I, Daniel T. Smith, certify that:

1. I have reviewed this Annual Report on Form 10-K of Oil-Dri Corporation of America (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 11, 2013

By: /s/ Daniel T. Smith

Daniel T. Smith
Vice President, Chief Financial Officer

EXHIBIT 32.1:

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO THE SARBANES-OXLEY ACT OF 2002 CERTIFICATION

Certification

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Oil-Dri Corporation of America (the "Company") hereby certifies that to the best of my knowledge the Company's Annual Report on Form 10-K for the year ended July 31, 2013 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: October 11, 2013

/s/ Daniel S. Jaffee

Name: Daniel S. Jaffee
Title: President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Oil-Dri Corporation of America and will be retained by Oil-Dri Corporation of America and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Certification

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Oil-Dri Corporation of America (the "Company") hereby certifies that to the best of my knowledge the Company's Annual Report on Form 10-K for the year ended July 31, 2013 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: October 11, 2013

/s/ Daniel T. Smith

Name: Daniel T. Smith
Title: Vice President, Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Oil-Dri Corporation of America and will be retained by Oil-Dri Corporation of America and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 95:

MINE SAFETY DISCLOSURE

Under section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, each operator of a coal or other mine is required to include certain mine safety information in its periodic reports filed with the SEC. The table below includes this mine safety information for each mine facility owned and operated by Oil-Dri Corporation of America, or its subsidiaries, for the year ended July 31, 2013. Due to timing and other factors, our data may not agree with the mine data retrieval system maintained by the Mine Safety and Health Administration ("MSHA"). The columns in the table represent the total number of, and the proposed dollar assessment for, violations, citations and orders issued by MSHA during the period upon periodic inspection of our mine facilities in accordance with the referenced sections of the Federal Mine Safety and Health Act of 1977, as amended (the "Mine Act"), described as follows:

Section 104 Significant and Substantial Violations: Total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard.

Section 104(b) Orders: Total number of orders issued due to a failure to totally abate, within the time period prescribed by MSHA, a violation previously cited under section 104, which results in the issuance of an order requiring the mine operator to immediately withdraw all persons from the mine.

Section 104(d) Citations and Orders: Total number of citations and orders issued for unwarrantable failure of the mine operator to comply with mandatory health and safety standards. The violation could significantly and substantially contribute to the cause and effect of a safety and health hazard, but the conditions do not cause imminent danger.

Section 110(b)(2) Flagrant Violations: Total number of flagrant violations defined as a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury.

Section 107(a) Imminent Danger Orders: Total number of orders issued when an imminent danger is identified which requires all persons to be withdrawn from area(s) in the mine until the imminent danger and the conditions that caused it cease to exist.

Total Dollar Value of Proposed MSHA Assessments: Each issuance of a citation or order by MSHA results in the assessment of a monetary penalty. The total dollar value presented includes any contested penalties.

Legal Actions Pending, Initiated or Resolved: Total number of cases pending legal action before the Federal Mine Safety and Health Review Commission as of the last day of the reporting period or the number of such cases initiated or resolved during the reporting period.

							Legal Actions		
Mine location	Section 104 "Significant and Substantial" Violations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Flagrant Violations	Section 107(a) Imminent Danger Orders	Total Dollar Value of Proposed MSHA Assessments	Pending as of Last Day of Period	Initiated During Period	Resolved During Period
	(#)	(#)	(#)	(#)	(#)	($)	(#)	(#)	(#)
Ochlocknee, Georgia	18	—	—	—	—	104,741	3	3	8
Ripley, Mississippi	3	—	—	—	—	14,538	3	4	1
Mounds, Illinois	1	—	—	—	—	4,085	1	2	2
Blue Mountain, Mississippi	—	—	—	—	—	651	—	—	2
Taft, California	4	—	—	—	—	11,624	2	3	4

We had no mining-related fatalities at any of our facilities during the twelve months ended July 31, 2013. During this period we also received no written notices from MSHA under section 104(e) of the Mine Act of (i) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards; or (ii) the potential to have such a pattern. All legal actions pending and initiated during the period were contests of proposed penalties.


OIL·DRI
CORPORATION OF AMERICA

Board of Directors

Richard M. Jaffee
Chairman

Daniel S. Jaffee
President & Chief Executive Officer

Joseph C. Miller
Vice Chairman,
Independent Consultant

J. Steven Cole
President, Cole & Associates

Michael A. Nemeroff
President & Chief Executive Officer,
Vedder Price P.C.

Allan H. Selig
Commissioner of Major League Baseball; President & Chairman, Selig Lease Co.

Paul E. Suckow
Business Fellow & Adjunct Professor, Finance & Economics, Villanova University

Lawrence E. Washow
Board Member, First Bauxite Corp.
Board Member & Partner, Eudora Global, LLC

Executive Officers

Daniel S. Jaffee
President & Chief Executive Officer

Thomas F. Cofsky
Vice President, Manufacturing

Douglas A. Graham
Vice President, General Counsel & Secretary

Daniel T. Smith
Vice President, Chief Financial Officer

Paul D. Ziemnisky
Vice President & General Manager Consumer Packaged Goods

Annual Meeting

On December 10, 2013 at 9:30 am CT, Oil-Dri Corporation of America will hold its 2013 Annual Meeting of Stockholders.

Please join us:

The Standard Club
320 South Plymouth Court
Chicago, Illinois 60604

Investor Inquiries

NYSE: ODC

Please direct all investor relations inquiries to:

Reagan B. Culbertson
(312) 321-1515
info@oildri.com

Oil-Dri Corporation of America
Attention: Investor Relations
410 North Michigan Avenue
Suite 400
Chicago, Illinois 60611-4213

www.oildri.com

Stockholders with inquiries regarding stock transfers, change of ownership, change of address or dividend payments should contact the company's registrar and transfer agent:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602-3711
(312) 360-5257

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Forward-Looking Statements

Certain statements in this report, including, those under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and those statements elsewhere in this report and other documents we file with the Securities and Exchange Commission contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as "expect," "outlook," "forecast," "would," "could," "should," "project," "intend," "plan," "continue," "believe," "seek," "estimate," "anticipate," "may," "assume," variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially including, those described in Item 1A (Risk Factors) of this report and other documents we file with the Securities and Exchange Commission. Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, intended, expected, believed, estimated, projected or planned. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except to the extent required by law, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise.

Cat's Pride and Fresh & Light are registered trademarks of Oil-Dri Corporation of America.



Oil-Dri Corporation of America
Attention: Investor Relations
410 North Michigan Avenue, Suite 400
Chicago, Illinois 60611-4213